Form 20-F
period 2007-04-30
Unbridled Energy CORP
filed 2007-11-21
CIK 1343576

DR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2007

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Unbridled Energy Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 400, 2424 4th Street S.W., Calgary, Alberta, Canada T2S 2T4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           40,465,796

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _X_  No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  ____ N/A _X_

Index to Exhibits on Page 75

Unbridled Energy Corporation

Form 20-F Annual Report

Forward Looking Statements

Certain statements in this annual report constitute “forward-looking statements” principally in Item #4, “Information on the Company” and Item #5, “Operating and Financial Review and Prospects". Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; operational risks associated with oil and natural gas exploration and production; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joseph H. Frantz, Jr.	President, CEO and Director	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

J. Michael Scureman	Chief Financial Officer	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

Michael J. O’Byrne	Vice-President, Land	320 Pump Hill Crescent SW Calgary, AB T2V 4M1

Robert P. Pryde	Vice-President, Exploration	38 Discovery Ridge Manor SW Calgary, AB T3H 5L9

Carmen Etchart	Corporate Secretary	14915 20th Avenue Surrey, B.C. V4A 8E9

Craig Steinke	Director	15380 Columbia Avenue White Rock, B.C. V4B 1J9

Dr. Robert (Bob) Mummery	Director	720, 540-5th Avenue SW Calgary, AB T2P 0M2

Daniel J. O’Byrne	Director	800, 112-4th Avenue SW Calgary, AB T2P 0H3

Richard Day	Director	1100 M&T Center 3 Fountain Plaza, Buffalo, NY 14203

Robert Penner	Director	7014 Strathridge Gate SW Calgary, AB T3H 3R8

The Company’s auditor is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada, V6C 2T7. Amisano Hanson is a member of the Public Company Accounting Oversight Board of the United States and was appointed as auditors on August 15, 2005. The prior auditor was Minni Clark & Company, Certified General Accountants, 1104 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. There were no disputes between the prior auditor and the Company.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Unbridled”, “Unbridled Energy”, “the Company”, “Issuer” and “Registrant” refer collectively to Unbridled Energy Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended April 30, 2007, 2006 and 2005 was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, as indicated in its audit report which are included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 10 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

				Period from
	Year	Year	Year	Date of
	Ended	Ended	Ended	Incorporation to
	4/30/07	4/30/06	4/30/05	4/30/04

Oil and Gas Revenue	$181	$0	$0	$0
Net Income (Loss)	($5,975)	($717)	($62)	($46)
Net Income (Loss) Per Share	($0.22)	($0.08)	($0.01)	($0.01)
Dividends Per Share	$0	$0	$0	$0
Wtg. Avg. Shares (000)	27,423	9,224	5,766	3,847
Working Capital	$2,634	$1,688	$497	$110
Mineral Properties	$0	$0	$147	$119
Oil and Gas Properties	$14,642	$5,748	$0	$0
Long-Term Debt	$0	$0	$0	$0
Shareholder’s Equity	$17,026	$7,410	$644	$204
Total Assets	$18,455	$8,573	$665	$239

US GAAP Net Loss	($6,177)	($570)	($67)	($147)
US GAAP Loss Per Share	($0.22)	($0.08)	($0.01)	($0.04)
US GAAP Wtg. Avg. Shares	27,423	9,224	5,766	3,847
US GAAP Equity	$16,824	$7,410	$539	$204
US GAAP Total Assets	$18,455	$8,573	$560	$121
US GAAP Mineral Properties	$0	$0	$0	$0
US GAAP Oil and Gas Properties	$14,642	$5,748	$0	$0

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent periods ended April 30th, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 4/30/07	$1.14	$1.18	$1.10
Fiscal Year Ended 4/30/06	$1.18	$1.27	$1.12
Fiscal Year Ended 4/30/05	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43

Three Months Ended 7/30/07	$1.11	$1.04
Three Months Ended 4/30/07	$1.19	$1.11
Three Months Ended 1/31/07	$1.19	$1.13
Three Months Ended 10/31/06	$1.14	$1.11
Three Months Ended 7/31/06	$1.14	$1.10
Three Months Ended 4/30/06	$1.17	$1.12
Three Months Ended 1/31/06	$1.20	$1.14
Three Months Ended 10/31/05	$1.22	$1.16
Three Months Ended 7/31/05	$1.27	$1.20

Three Months Ended 10/31/04	$1.33	$1.22
Three Months Ended 7/31/04	$1.40	$1.31
Three Months Ended 4/30/04	$1.37	$1.31
Three Months Ended 1/31/04	$1.33	$1.27

September 2007	$1.06	$1.00
August 2007	$1.08	$1.05
July 2007	$1.07	$1.04
June 2007	$1.07	$1.06
May 2007	$1.11	$1.07
April 2007	$1.16	$1.11

The exchange rate was $1.00 on September 28, 2007.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of April 30, 2007

Common Shares	Unlimited	40,465,796 shares
Preferred Shares	Unlimited	None
Common Share Purchase Warrants		18,286,255 warrants
Common Share Options		2,100,000 options
Long Term Debt		$0
Long Term Liabilities		$250,484

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business, the present stage of exploration of its oil and gas properties, and its ongoing capital requirements. In particular, the following risk factors apply:

Risks Associated with Oil and Gas Production and Exploration

Oil and Gas Exploration Has A High Degree of Risk and the Company’s Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its current projects, or any additional project interests the Company may acquire, as described herein, will result in discoveries of recoverable oil and gas in commercial quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Hydrocarbon Exploration and Production has Substantial Operating and Drilling Hazards Which Could Result in Failure of the Company’s Projects or Substantial Liabilities Which May Not Be Covered By Insurance:

Oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as an owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The Oil and Gas Industry is Highly Competitive, and If Unbridled in Unsuccessful in Competing With Other Oil and Gas Companies, It Would Negatively Effect the Company’s Ability to Operate:

The Oil and Gas industry is highly competitive, including the acquisition of property interests, equipment, skilled personnel, and product marketing. The Company is required to directly compete with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition, including forcing the Company to cease operations altogether.

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques. If the Company is unable to economically produce oil and gas from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

Oil and Gas Reserve Information is Estimated and may not be Economic to Produce:

The Company’s oil and gas reserves have been independently evaluated in accordance with applicable securities laws by Schlumberger Data & Consulting Services. These evaluations are based, in part, on a number of assumptions and variable factors such as historical and initial production rates, production decline rates, ultimate recovery of reserves, amount and timing of capital expenditures, marketability of oil and gas production, royalty rates, operating costs, and taxes and government levies. These assumptions were based on forecasts in effect and use at the time of the preparation of the report and may be subject to change or factors outside of the Company’s control. Actual production, cash flows, and recovery rates from these reserve estimates will vary, and such variations could have a material effect on the Company’s operations and financial condition.

The Company Must Successfully Replace its Oil and Natural Gas Reserves:

Unbridled’s future oil and natural gas reserves, production and cash flows  to be derived therefrom are highly dependent on the Company’s success in exploring the current reserve base and acquiring or discovering new reserves. Without the successful addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Unbridled’s reserves will depend not only on the Company’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable prospects or producing properties. If the Company is unsuccessful in discovering and successfully exploiting additional reserves, it will have a negative effect on the Company’s operations and financial condition.

The Company’s Operations are Subject to Substantial Environmental Regulations Which Could Have a Negative Effect on the Company’s Operations and Financial Condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities in Alberta are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or such laws and regulations, or new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company, which may adversely effect the Company’s financial condition, or require the Company to cease operations altogether.

The Company’s Title to Its Properties May Be Disputed By Third Parties Which Could Result in the Company Losing Title to Its Properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Canada is a Signatory to the Kyoto Protocol Which Could Negatively Change Future Operations by Restricting the Company’s Activities or Increasing Operating Costs:

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. The federal Government of Canada has proposed a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation as well as Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

Risks Associated with the Financing of the Company

The Company has a History of Net Losses and a Working Capital Deficit. The Company Will Require Financing to Complete its Business Plan:

The Company has had a history of net losses since October 6, 2003 (date of incorporation). In fiscal 2007, the Company had a net loss of $5,975,501; in fiscal 2006, the Company had a net loss of $717,289; in fiscal 2005, the Company had a net loss of $62,476; and from October 6, 2003 (date of incorporation) to April 30, 2004, the Company had a net loss of $46,881. The cumulative net loss from date of incorporation to April 30, 2006 has been $6,802,147.

As of April 30, 2007, the Company had working capital of $2,634,320. The Company intends to carry out exploration and development operations on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company has only limited oil and gas production, and  the Company has no history of earnings or positive cash flow from operations.  The Company anticipates requiring additional funding to fulfill its current exploration and development plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations, including forcing to the Company to cease operations altogether

Unbridled’s Auditors Have Expressed a “Going Concern” Opinion:

The Company’s auditor has included a “going concern” opinion in its audit report to Unbridled’s consolidated financial statements for the fiscal year ended April 30, 2007. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, and expectaions for Unbridled to incur futher losses as it develops its business. The auditor believes that the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the ncessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

Dilution Through the Exercise of Currently Outstanding Common Stock Options and Warrants Could Adversely Affect Unbridled Stockholders:

Because the success of Unbridled is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of October 29, 2007, there were 2,765,000 share purchase options outstanding, which, if exercised, would result in an additional 2,765,000 common shares being issued and outstanding.

The Company has issued common share purchase warrants as a component of common share units in several private placements. It has also granted warrants as finders’ fees and agent commissions for the placement of these units and shares. As of October 29, 2007, Unbridled had 17,165,577 common share purchase warrants outstanding that, if exercised would result in an additional 17,165,577 common shares being issued and outstanding.

If all the currently outstanding options and warrants were exercised, it would result in the issuance of 19,930,577 additional common shares. The exercise of a portion or all of these currently outstanding options and warrants would cause significant dilution to the Company’s common shareholders.

Risks Relating to an Investment in the Securities of the Company

The Company has a Dependence on Key Personnel Whose Loss or Unavailability Would Harm the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel, including Joseph H. Frantz Jr., President and CEO, and Michael J. O’Byrne and Robert J. Pryde, Vice-Presidents.  There is little possibility that this dependence will decrease in the near term, and the Company maintains no “Key Man” Insurance. As the Company’s operations expand, additional general management resources will be required,. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

Certain Officers and Directors May Have Conflicts of Interest:

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other oil and gas exploration and production companies.  While the Company was engaged in the business of exploiting petroleum properties, such associations may have given rise to conflicts of interest from time to time.  These officers and directors with potential conflicts include Dr. Robert Mummery, who is a Director of Altima Resources, an oil and gas exploration company; Daniel O’Byrne, who is executive vice-president and COO of Provident Energy Trust which owns producing oil and gas properties; Robert Penner, who is a director of several public oil and gas and energy companies;  and Craig Steinke, who is President of Reconnaissance Energy Corporation, which is an oil and gas property acquisition and finance company. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  These conflicts could have a negative effect on the Company’s current and future operations.

Unbridled is Classified as a “Penny Stock” in the United States Which Could Affect the Marketability of the Common Stock of the Company and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined by regulators in the United States.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

As a "Foreign Private Issuer”, Unbridled is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act Which May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive offices are located at:

Canada Office:

Suite 400, 2424 4th Street, S.W.,

Calgary, Alberta, Canada T2S 2T4

Telephone:  (403) 244-7808

Fax: (403) 244-7806

United States Office:

Suite 301–2100 Georgetowne Drive
Sewickley, Pennsylvania USA 15143

Telephone: (724) 934-2340

Fax: (724) 934-2355

The Company maintains a record office in Vancouver located at:

c/o Bull Houser Tupper,

3000 Royal Centre,

1055 Georgia Street,

Vancouver, BC  V6E 3R3

Fax: (604) 536-3621

The Company currently leases two office locations. In Calgary, Alberta, the Company’s leases office space totaling 5,856 square feet, although approximately 1/3 of the space is subleased to an unrelated public company, Berkley Resources. The lease runs from January 1, 2007 until December 31, 2013, with a renewal option for a further 5 years. Monthly payments under the lease are as follows:

January 1, 2007 – December 31, 2009	$12,200.00/Month *
January 1, 2010 – December 31, 2013	$13,176.00/Month *

*

Berkley Resources has agreed to sublease 1/3 of the office space for the entire term of the lease and will pay 1/3 of the required lease payments, or $4066.67 per month for the first 3 years, and $4,392.00 for the final 4 years.

In Sewickley, Pennsylvania, the Company leases office space totaling 4,049 square feet. The lease runs from April 1, 2007 until March 31, 2011, with a renewal option for a further 5 years. The monthly payments under the lease are as follows:

April 1, 2007 – September 30, 2007	$5,000.00/Month
October 1, 2007 – March 31, 2008	$6,748.33/Month
April 1, 2008 – March 31, 2011	$6,917.04/Month

The Company's fiscal year ends April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "UNE".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of April 30, 2007, the end of the most recent fiscal year, there were 40,465,796 common shares issued and outstanding and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia on October 6, 2003 as “Leroy Ventures Inc” before completing its transition rollover to the British Columbia Business Corporations Act which replaced the Company Act of British Columbia. On July 19, 2006, the Company changed its name to “Unbridled Energy Corporation”, and there was no change in capital.

The Company presently has three wholly-owned subsidiaries: Unbridled Energy USA Inc. was incorporated in Pennsylvania; Unbridled Energy New York LLC; and Unbridled Energy Ohio LLC. These subsidiaries were incorporated to hold the assets of the Company’s United States oil and gas projects which are currently located in New York and Ohio.

History and Development of the Business

The Company was originally involved in mineral exploration. At inception, the Company conducted exploration on the Kettle Claims (“Kettle Property”) in British Columbia, Canada. The Company originally entered into an option agreement to earn a 100% interest in the Kettle Claims, subject to a 2.5% Net Smelter Royalty (“NSR”), on November 20, 2003. The Company performed Phase I exploration on the Kettle Claims which included surveys and trenching. Results from the program were disappointing and management and its consultants determined that no further exploration on the claims was warranted. In December, the Company decided to cease work on the Kettle claims and terminated its option on the property. The acquisition and capitalized exploration costs totaling $367,765 were written off in fiscal 2006.

In December 2005, the Company entered the oil and gas exploration industry through an agreement with Reconnaissance Energy Corp. Under the agreement, the Company agreed to acquire a 20% working interest in an existing recompleted natural gas well and exploration project located in the Ferrier area of west-central Alberta. The consideration for its interest in this project, known as the Chambers Property, was 3,000,000 common shares of the Company at a deemed price of $1.25 per share for total value of $3,750,000. In April 2006, the Company entered into a second agreement on the Chambers Property and agreed to acquire an additional 5% working interest and an 8% Gross Overriding Royalty on a 7% working interest as well as a 30% working interest in another well. This second agreement was with White Max Energy Ltd., and consideration for the additional interests was $475,000 cash. An additional 12 sections of  land was acquired by the Company in the area in calendar 2006.

In March 2006, the Company entered into a second agreement with Reconnaissance Energy Corp. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation on approximately 30,000 contiguous acres located on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. Under the Agreement, the Company agreed to reimburse Arapahoe one-half of the actual costs incurred and paid by Arapahoe to acquire the leasehold rights and farm-in agreements up to a maximum $2,000,000 net to the Company. Upon completion of its due diligence, the Company agreed to pay Arapahoe $1,000,000 cash as an advance on the reimbursement requirement. The Company also agreed to pay one-half of the cost incurred by Arapahoe for a 3-D seismic program and will drill two test wells to test and core coals for coal-bed methane potential. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000.

In March 2007, the Company finalized the acquisition of a 50% interest in 13,280 gross acres of oil and gas leases located in Chautauqua County, New York. The property contains 61 gross gas wells. In consideration for its interest, the Company paid $1,501,125.

Under an agreement dated March 2007, and as amended in May 2007, the Company completed the acquisition of a 100% Working Interest in 15,247 acres located in Jackson County, Ohio. This property is undeveloped oil and gas exploration lands, and was acquired for $553,229.

Business Overview

Unbridled Energy is focused on the acquisition of oil and gas exploration properties in Canada and the United States. These properties are classified as both conventional and unconventional oil and gas properties.  The Company’s officers and directors have extensive experience with unconventional oil and gas projects, including coal bed methane, tight gas sand and gas shale. Unbridled is expected to seek to acquire interests in additional properties of these unconventional types.

The Company’s operations are currently located in Alberta, Canada, and New York and Ohio, United States. Operations are not seasonal as the Company can conduct production and certain exploration and development on its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and limited revenues from newly acquired interests in existing wells, and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon oil and natural gas leases as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of the Company’s oil and gas projects.

Company Subsidiaries

As of April 30, 2007, the Company had three wholly owned subsidiaries. These are Unbridled Energy USA Inc., Unbridled Energy New York LLC, and Unbridled Energy Ohio LLC.

Government Regulations

The oil and gas industry is subject to several categories of government regulations. The Company’s operations are materially affected by Environmental Regulations and Oil and Gas Production Royalties.

Environmental Regulations

The Company’s oil and gas operations are located in the Province of Alberta and New York State, and exploration property is located in the State of Ohio.

Alberta Regulations

In Alberta, the Company’s operations are primarily subject to the provisions of  the Environmental Protection and Enhancement Act (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. A property owner and/or operator could be required to remove or remediate wastes disposed of or released by prior owners or operators. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations.

New York Regulation

In New York, Oil and Gas operations are regulated by the Bureau of Oil and Gas Regulation in the Division of Mineral Resources. New York State’s Oil, Gas and Solution Mining Law requires drillers to apply sound environmental principles, returning areas affected by minerals development to a condition that allows continued productive use of the land. A well drilling or plugging permit is required before site preparation and drilling/plugging can begin on an oil or gas well of any depth. The New York State Environmental Quality Review Act (SEQR) is administered by the Division of Mineral Resources which reviews all oil and gas drilling permits to ensure that the environmental impact of resource extraction will be mitigated to the greatest extent possible.

Ohio Regulation

In Ohio, the Division of Mineral Resources Management within the Ohio Department of Natural Resources regulates oil and gas drilling, producing, plugging, and oil field waste disposal operations. The Division is responsible for permitting and overseeing all oil and gas operations within the State, including drilling, production, and reclamation. Permits are required before oil and gas drilling or operations may commence. General environmental regulations are administered by the Ohio Environmental Protection Agency, including air emissions, hazardous waste, and clean water policies.

Oil and Gas Production Royalties

Any oil and natural gas produced by the Company’s Alberta operations will be subject to both Canadian (Federal) and Alberta (Provincial) regulations. Oil and gas production on Crown lands are subject to Crown royalties which are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In August 2006, the Alberta Government made revisions to its royalty programs and tax structure. These changes were made due to the historically high oil and gas prices as well as the determination that the objectives of the programs have now been met. Other programs have been revised, including the Deep Gas Royalty Holiday program; the Low Productivity Well Royalty Reduction Program; the Reactivated Well Royalty Exemption Program; and the Horizontal Re-entry Royalty Reduction program. The majority of the changes to these four programs will take effect on September 1, 2007.

During 2007, the Alberta Government began a review of its royalty regime with the intent of increasing royalties paid by oil and gas producers within the Province. The amount and timing of such an increase, and its potential effect on any potential production by Unbridled, is currently unknown.

The Company

Oil and Natural Gas Properties

The Company currently has an interest in four properties at the exploration stage. The Company’s properties and its interest in each is as follows:

Alberta Properties

Chambers Property

The Chambers Property is located in the Ferrier area of West Central Alberta. The property currently consists of 12,800 acres gross (3,987 net), and the Company has an option on an additional 1,920 acres. Unbridled is the operator of the property.

The Company originally acquired an interest in the property under an assignment agreement with Reconnaissance Energy (“Reconnaissance”). Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled. Reconnaissance assigned to the Company an agreement with White Max Energy Ltd. (“White Max”) dated December 21, 2005 regarding an interest in a Farmout and Participation Agreement on the Chambers Property. Michael O’Byrne, Vice-President of White Max, was subsequently named as Vice-President, Land of Unbridled.

Under the Reconnaissance agreement with White Max, the Company could earn a 20% working interest in an existing well, Chambers 7-18-41-11 W5M; and a 20% working interest in a Test Well Chambers Elkton 3-17-41-11-W5 and land Section 17. The Company must also pay 25% of the cost of drilling, recompleting and abandonment costs on the well. Both interests are subject to a 7.5% Gross Overriding Royalty (“GORR”)  payable to Burlington Resources and a 1% GORR payable to Roy Smith. The Company paid White Max $77,000 for reimbursement of its percentage interests of seismic and completion costs incurred, and issued Reconnaissance 3,000,000 common shares of Unbridled at a deemed value of $1.25 for total consideration of $3,750,000 for the assignment of the agreement to the Company.

Under a separate agreement between the Company and White Max dated April 14, 2006, the Company agreed to acquire from White Max an additional 5% WI in the Chambers Property, as well as an 8% GORR on a separate 7% WI on the existing Chambers 7-18-41-11 W5M well, an additional 5% WI on the Chambers 3-17-4-11-W5 well; a 30% Working Interest in the Test Well Chambers 3-17-4-11-W5, and a 20% Working Interest in the Chambers 14-20-41-11 W5M well. Consideration for this agreement was $475,000 cash paid by the Company to White Max. Michael O’Byrne, Vice-President of White Max, also serves a Vice-President, Land for Unbridled.

During Calendar 2006, the Company also acquired a 37% WI on 12 sections totaling 8,960 gross acres (3,027 net) on the Chambers Property through an Alberta Crown Land Sale at a cash cost of $475,472.

The Company has a 25% Working Interest in the Chambers 3-17-41-11 W5M test well (“3-17”), which was drilled to the depth of 3,349 meters. The well is classified as a tight gas sands well, and has been cased and completed in multiple formations for natural gas and condensate production. The Chambers 7-18-41-11 W5M well (“7-18”) was drilled on the property prior to the Company acquiring its interest. It was shut-in as a potential gas well, although the Company and its partners have now completed testing and will tie-in the well along with the 3-17 well.

The Company and its partners licensed two additional test wells. The first, known as 16-21-41-11 W5M (“16-21”). 16-21 was spudded at the end of August 2007 after the completion of a 6 kilometer road and was positioned using data from the use of 3D seismic and the 3-17 well results. The well was drilled to the top of the Shunda formation to a depth of 3,290 meters and encountered multiple gas bearing formations. After logging, a production liner was run and cemented. Completion operations and testing are anticipated to begin in November 2007. The Company has a 58.5% Working Interest in the 16-21 well and, with the completion of the drilling of the well, has earned an interest in an additional 3 sections of land as well as an option to earn an interest in the remaining three sections (1,920 acres) with the drilling of a second option well.

A pipeline has been laid to tie-in the 3-17 and 7-18 wells, and production is anticipated to begin in November 2007. Well 3-17 tested at 3 mmcfe/d (million cubic feet equivalent per day) and 7-18 tested at 450,000 cfe/d, with production anticipated to be similar to the test volumes. The Company expects to continue to develop the Chambers property. In addition to the producing formations, management believes there is a new shale interval which may be a target for future horizontal wells.

Tsuu T’ina First Nation Reserve Project

The Tsuu T’ina property is located on the Tsuu T’ina First Nation Reserve, southwest of and adjacent to the city limits of Calgary, Alberta. The Company has the right to earn a 50% working interest in approximately 30,000 contiguous acres.

The right to earn a 50% WI was acquired by the Company through a assignment and assumption agreement with Reconnaissance Energy dated March 31, 2006. Reconnaissance assigned to the Company the right to earn the interest in the property through an agreement it had signed with Arapahoe Energy (“Arapahoe”), a non-related party, dated March 3, 2006. Under that agreement, the Company could acquire a 50% working interest in leasehold rights and farm-in agreements on the petroleum and natural gas rights held by Arapahoe by:

a)

Reimbursing Arapahoe for 50% of the actual costs incurred and paid by Arapahoe to acquire or farm-in the acreage up to a maximum gross amount of $4,000,000 ($2,000,000 net to Unbridled). Upon completion of its due diligence, Unbridled would pay $1,000,000 to Arapahoe in the form of an advance on the required reimbursement;

b)

the Company will assume and pay 50% of the actual cost incurred by Arapahoe on the 3-D seismic program initiated by Arapahoe which was estimated to cost approximately $2,900,000 ($1,450,000 net to Unbridled);

c)

the Company will fund and drill two wells to test and core the Horseshoe Canyon coals present on the property for the purposes of testing for Coalbed Methane potential;

d)

Upon completion of the above requirements, the Company will either:

i)

pay Arapahoe any balance owing for the reimbursement of property costs to a maximum of $1,000,000; or

ii)

Pay Arapahoe’s share of drilling costs incurred by Arapahoe with respect to joint wells drilled by Unbridled and Arapahoe on the project subsequent to the Company funding and drilling the 2 Horseshoe Canyon coals test wells. The payments will be such an amount paid until the costs paid equals the balance owed by Unbridled to Arapahoe for the reimbursement of property costs.

The above conditions have been met, and the Company has earned a 50% WI in the property, and the Company and Arapahoe are equal participants in the project which will is subject to a non-convertible overriding royalty payable to Tsuu T’ina Energy Co. of 3.5%, and a 3% non-convertible overriding royalty payable to Owl Energy Ltd. The entire area contained within the Tsuu T’ina lands of approximately 69,000 acres is an Area of Mutual Interest (“AMI”) of 50-50 between Arapahoe and Unbridled. This AMI will terminate one year following either the rig release date of the last drilled test well, or December 31, 2007, whichever is later.

Under the agreement with Reconnaissance, the Company paid Reconnaissance $375,000 cash for the assignment of the Arapahoe agreement. Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled.

The property has both conventional natural gas potential, primarily from the Cretaceous, Mississippian, and Devonian groups, but also Coalbed Methane (“CBM”) potential from the Horseshoe Canyon formation. The CBM potential is the primary focus of exploration on the project.

The Company has completed the two CBM test wells as required under the agreement with Arapahoe. These wells, 4-30-23-3W5M and 9-21-23-3W5M, were drilled to evaluate the natural gas potential from the Horseshoe Canyon coals and the Edmonton sands. A third test well, 11-11-23-4W5M, was also drilled for additional testing, but was unsuccessful due to faulting.

Testing of the test wells determined that 8 coal seams were present in the 4-30-23-3W5M well, which were dry and void of water. Based upon these positive results, the Company performed stimulation of these wells for flow testing of natural gas. The 9-21-23-3-3W5M well stimulated CBM formations in 24 perforated intervals, and the 4-30-23-3-3W5M well stimulated CBM formations in 15 perforated intervals. Both wells are flaring gas during an extended flow test. It is anticipated that the Edmonton Sands will be completed in the future, and then commingled with the CBM for final flow tests.

Based upon the three test wells, coals are estimated to be present on 20 sections of the project. If the flow tests indicate favorably for production, the Company anticipates drilling additional wells as part of a long-term development program on the property. An active 5-inch natural gas pipeline crosses the property has excess capacity for transmission to a gas plant located approximately 10 miles north of the project boundary.

The Company has paid Arapahoe $1,000,000 as the advance on reimbursement, $1,399,335 for seismic, drilling and casing, and $940,000 in drilling costs for a total of $3,339,335. In addition to the funds spent on acquisition of its 50% WI, the Company has spent approximately $1,700,000 on the drilling, completion and testing of the CBM test wells.

After an evaluation of the potential of the Tsuu T’ina property, Unbridled’s management determined that the development cost of the property exceeds the estimate of the fair market value. Therefore, the Company recorded a write down of the property of $5,184,841 in the fiscal year ended April 30, 2007.

United States Properties

Chautauqua Lake Properties, New York

In March 2007, the Company acquired a 50% interest in 13,280 gross acres (12,674 net acres) located in Chautauqua County, New York, from Linn Energy. The property contains 61 (approximately 51 net) producing wells, with total production of approximately 500,000 cubic feet per day  (“Mscf/d”), 250,000 cf/d net. In consideration of its acquisition of the 50% interest, the Company paid $1,501,125. The remaining 50% interest is held by HH Allegiance Energy Fund LLP, and Unbridled is the operator of the project.

Of the 61 wells currently on the property, 56 are producing and 5 are shut-in. These wells were largely drilled and stimulated in the 1980’s. The wells produce gas largely from the Whirlpool and Medina tight gas sands formations at depths between 3,000 to 4,000 feet. Two of the wells produce from the shallower Bass Island trend, which is a naturally fractured carbonate formation that produces both oil and gas.

The Company contracted with Schlumberger Data & Consulting Services (“DCS”) to prepare a reserves report on the Chautauqua Lake property. DCS’s report evaluated the property’s oil and natural gas reserves as of April 30, 2007.

Chautauqua Lake Oil and Gas Reserves

Constant Prices and Costs

As of April 30, 2007

	Light and Medium Oil		Natural Gas
	Gross (Mstb)	Net (Mstb)	Gross (mmcf)	Net (Mmcf)
Proved Developed Producing	0	0	1,241.99	527.84

Proved Developed Non-Producing	29.10	12.37	920.79	391.33

Proved Undeveloped	0	0	4,713.71	2,003.33

Total Proved	29.10	12.37	6,876.49	2,922.50

The Company intends to increase production from the property through sound operational practices as well as the drilling of additional wells via offsets and down spacing. Existing wells may be restimulated and will utilize the latest fracturing and imaging technologies. Since acquisition, the Company has completed workovers on 11 gas wells and brought one previously shut-in Bass Island oil/gas well back into production. A second Bass Island well will be equipped with a new pumping unit to be brought into production during the autumn. The Marcellus Shale formation is present across the acreage and represents a new production target.

Due to the property’s location, natural gas production commands an approximate $0.40 to $0.80 per Mscf/d premium to the posted NYMEX Henry Hub Natural Gas price. However, pipeline shut-ins and high line pressures restricted production during the summer of 2007. The Company will by-pass the line restrictions in one area by laying new pipe and connecting to the Tennessee system, which will allow the wells to produce year-round.

Property-wide geological, reservoir, completion, and stimulation studies have been completed for the property. New infill wells and development wells are scheduled to commence drilling during the 4th quarter of 2007.  In August 2007, Unbridled signed a Letter of Intent with a local operator to purchase additional acreage around the Chautauqua Lake property. The purchase would include a working interest in 24 existing wells and over 12 miles of 2D seismic across the acreage. These 24 wells are completed in the shallow, oil prone Bass Island formation, with the deeper Medina/Whirlpool formations representing potential targets. The Letter of Intent also includes the deep rights to the Company’s existing 13,280 acres, with an additional 960 acres of mineral rights. These deep rights were not included in the original purchase and offers additional potential in new tight gas sands and shales under the acreage.

Jackson County Properties, Ohio

Under an agreement dated in March 2007, and as amended in May 2007, the Company acquired a 100% Working Interest in 15,427 acres net (15,780 acres gross) located in Jackson County, Ohio. The consideration for the purchase of the interest was $553,229. The Company has also committed to purchase a further 7,500 acres in Jackson County, and has the right of first refusal to continue purchasing additional acreage in an Area of Mutual Interest. Unbridled has also signed a Letter of Intent to purchase two existing wells and 2,700 acres in the Jackson County area.

Jackson County, Ohio

WILLIAMS
FULTON
LUCAS
OTTAWA
LAKE
ASHTABULA
DEFIANCE
HENRY
WOOD
SANDUSKY
ERIE
LORAIN
CUYAHOGA
GEAUGA
TRUMBULL
PAULDING
PUTNAM
HANCOCK
SENECA
HURON
MEDINA
SUMMIT
PORTAGE
MAHONING
VAN WERT
ALLEN
WYANDOT
CRAWFORD
RICHLAND
ASHLAND
WAYNE
STARK
COLUMBIANA
MERCER
AUGLAIZE
HARDIN
MARION
HOLMES
CARROLL
TUSCARAWAS
MORROW
KNOX
JEFFERSON
SHELBY
LOGAN
UNION
DELAWARE
COSHOCTON
HARRISON
DARKE
MIAMI
CHAMPAIGN
LICKING
GUERNSEY
BELMONT
MUSKINGUM
CLARK
MADISON
FRANKLIN
PREBLE
MONTGOMERY
GREENE
FAYETTE
PICKAWAY
FAIRFIELD
PERRY
NOBLE
MONROE
MORGAN
BUTLER
WARREN
CLINTON
HOCKING
WASHINGTON
ROSS
ATHENS
HAMILTON
CLERMONT
HIGHLAND
VINTON
PIKE
MEIGS
JACKSON
BROWN
ADAMS
SCIOTO
GALLIA
LAWRENCE

The property is undeveloped, with Devonian shale reservoirs and Clinton tight gas sands as natural gas targets. A geologic study has been completed to identify drilling locations, and the initial test wells are anticipated to be drilled by farming out a portion of Unbridled’s interest to another operator. In October, the Company announced that it had signed a non-binding letter of intent to partner on the drilling of multiple horizontal test wells in late 2007 or early 2008. Unbridled will be the operator of the project and will jointly design the drilling, completion and testing program with the new partner. If the LOI is converted to a formal agreement, it is anticipated that the partner will drill to earn a 50% Working Interest in the acreage. Both vertical and horizontal wells are expected to be drilled as test wells. The primary shale target is located at a depth of less than 1500 feet, so drilling and completion costs are expected to be reasonable.

Acquisition of Additional Oil and Gas Properties

The Company is currently investigating the acquisition of additional unconventional oil and gas exploration projects within the Appalachian and Western Canadian Sedimentary Basins. Potential acquisitions include additional acreage around the Company’s existing projects, as well as the Southern Appalachian Basin and British Columbia.

Production and Reserves

As of April 30, 2007, the Company’s producing natural gas wells and shut-in oil wells were located in New York State, and shut-in natural gas wells were located in Alberta, Canada. The Company’s wells at the end of the fiscal year ended April 30, 2007 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	0	0	28.0	24.0
Shut-In	2.5	2.1	2.0	0.5
TOTAL	2.5	2.1	30.0	24.5

During the fiscal year ended April 30, 2007, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	-	-	-	-
Natural Gas	1.0	0.25	-	-
Dry Wells	3.0	1.5	-	-
Service Wells	-	-	-	-

Total Wells	4	1.75	-	-

The following is the Company’s total net oil and gas production for the fiscal year ended April 30, 2007. The Company had no production in prior years.

Year Ended April 30, 2007	Natural Gas Oil Natural Gas Liquids	21,880 Mcf - -

The following table includes the average prices the Company received for its production for the most recent fiscal year:

Fiscal year ended April 30, 2007

Oil	N/A
Natural Gas	$ 7.00/Mcf
Natural Gas Liquids	N/A

The following is the Company’s oil and gas reserve estimates as of April 30, 2007. The Company had no reserves in the prior fiscal years. These estimates are from an independent resource calculation prepared by Schlumberger Data & Consulting Services, based on constant prices and costs. All of the Company’s reserves as of April 30, 2007 were located in Chautauqua Lake, New York.

	Unbridled’s Remaining Reserves as of April 30, 2007.
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mstb)	-	-
Natural Gas (Mmcf)	1,241.99	527.84
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mstb)	29.10	12.37
Natural Gas (Mmcf)	920.79	391.33
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4.713.71	2,003.33
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	29.10	12.37
Natural Gas (MMcf)	6,876.49	2,922.50
Natural Gas Liquids (Mbbl)	-	-

The Company’s landholdings as of April 30, 2007 were as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Chambers – Alberta	10,880	3,353	1,920	634	12,800	3,987
Tsuu Tina – Alberta	30,000	15,000	-	-	30,000	15,000
Total – Alberta	40,880	18,353	1,920	634	42,800	18,987

New York	-	-	13,341	12,674	13,341	12,674
Ohio	15,780	15,428	-	-	15,780	15,428

Total	56,660	33,781	15,261	13,308	71,921	47,089

Mineral Properties

The Company formerly operated in the mineral exploration sector. The Company had an option agreement on the Kettle Property located in southern British Columbia, Canada. The property consisted of 16 contiguous mineral claims covering approximately 2,300 hectares. The Company had an option to earn a 100% interest in the property, subject to a 2.5% Net Smelter Royalty (“NSR”).

The Kettle Property had a favorable geological setting for the presence of porphyry, hydrothermal vein and skarn mineralization. Metals known to occur on the property included gold, silver, lead and zinc, as well as copper and tungsten in trace to minor amounts. The Company commenced Phase 1 exploration in May 2005, which included line cutting and soil and rock geochemical surveys, followed up by trenching. Results of Phase I were disappointing, and the Company’s geological consultant recommended no further work be conducted on the property. In December 2005, management decided to terminate its option on the Kettle Property and the capitalized acquisition and exploration costs totaling $367,765 were written off in the fiscal year ended April 30, 2006.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 13 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.11 as of April 30, 2007 and was $1.00 as of September 30, 2007.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance or bank loans in the next several years, as the Company’s oil and gas properties will require funds for exploration and development. The timing of such offerings or loans is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year ended April 30, 2007

During the fiscal year ended April 30, 2007, Unbridled completed the acquisition of 12,674 acres net and 61 gross (51 net) existing wells at Chautauqua Lake, New York, and acquired 15,428 acres net of exploration property in Ohio. In Alberta, the Company acquired an additional percentage interest in the Chambers Property as well as continued exploration on both the Chambers and Tsuu T’ina projects.

The net loss for the year was ($5.975.501), or ($0.22) per share, compared to a net loss of ($717,289), or ($0.08) per share in the prior year ended April 30, 2006. In the current year, the loss included a write-down of oil and gas properties of ($5,184,841) related to the impairment of the Tsuu T’ina property in Alberta, which was partially offset by a Future Income Tax Recovery of $1,784,565. In the prior year, the net loss included Loss of Disposal of Equipment of ($5,275) and the Write-off of Mineral Property Costs of I$367,765) as the Company exited the mineral exploration business.

The Operating Loss for the year ended April 30, 2007 was ($2,575,225) compared to an Operating Loss of ($344,249) in the prior year. The larger loss was due to a greater level of corporate activity as well as the acquisition of new properties in the current year. The largest component of the loss was Stock-based Compensation of ($1,157,906) which was due to the granting stock options to officers and directors. Other large changes in expenses occurred in Accounting and Audit Fees, which rose to ($110,375) from ($35,750) and Legal Fees, which rose to ($229,662) from ($73,174), due to the recent acquisitions; Depletion, Depreciation and Accretion, which was ($82,774) compared to zero in the prior year, and Production Costs of ($101,224) compared to zero, which were due to the newly acquired producing oil and gas wells; Investor Relations of ($146,926) as the Company endeavored to inform the investment community of its new operations; Consulting Fees of ($374,542) compared to zero in the prior year, and Travel and Promotion of ($122,606) compared to ($863) due to the increased activity in the oil and gas sector and the newly acquired properties; Rent of ($79,389) compared to zero I the prior year as the Company opened offices in Calgary and Pittsburgh; and Payroll of ($245,470) compared to zero due to the hiring of new personnel for the new focus on oil and gas.

During the year Unbridled had revenue from Oil and Gas Production of $181,877, which was from production in the month of April from the newly acquired wells on the Chautauqua Lake property. The Company also had Interest Income of $4.023 compared to zero in the prior year, as the Company maintained higher cash balances in the current fiscal year.

Year Ended April 30, 2006

During the year the Company completed its Phase I exploration program on the Kettle property and determined the results did not warrant further exploration. Therefore, it abandoned the property and wrote-off all capitalized acquisition and exploration expenditures. Interests in two oil and gas properties, the Chambers and Tsuu T’ina properties, were acquired and exploration commenced on both properties.

The net loss for the year was ($717,289), or ($0.08) per share, compared to a net loss of ($62,476), or ($0.01) per share, in the prior year. The largest components of the net loss were Write-off of Mineral Property Costs of ($367,765) which was the entire capitalized acquisition and exploration expenditures on the Kettle Property, and the Loss on Disposal of Equipment of ($5,275) which was related to the sale of mineral exploration equipment which was no longer required by the Company.

Expenses totaled ($344,249) compared to ($87,130), with the higher expenses in the current year due to an increase in corporate activity related to the acquisition of the oil and gas exploration projects. Large expense items include Stock-based Compensation of ($149,875) due to the grant of 650,000 stock options to officers and directors; Office and Miscellaneous of ($18,953) and Management Fees of ($40,000) as the Company increased its corporate activity with the acquisition of the oil and gas properties; Legal Fees of ($73,174) were higher in the current year due to the negotiation and acquisition of the oil and gas properties as well as the sale of common stock during the year; Regulatory and Transfer Agent Fees of ($25,342), which were related to the acquisition and approval by the TSX Venture Exchange of the new oil and gas projects as well as equity financings conducted during the year.

Year Ended April 30, 2005

During the year the Company completed its initial public offering through the sale of 2,400,000 common shares at a price of $0.25 per share for gross proceeds of $600,000. Upon the close of the offering, management began to plan the Phase 1 exploration program on the Kettle Property.

The net loss for the year was ($62,476), or ($0.01) per share.  Expenses totaled ($87,130). Management Fees were ($30,000) which were paid under the Company’s management contract with Max Investments for the services of Christopher Dyakowski, President. Professional Fees totaled ($25,000), which included audit and accounting fees as well as legal fees related to the Company’s Initial Public Offering. Stock-based Compensation totaled ($22,385), as the Company granted 744,166 stock options during the year. Regulatory and Transfer Agent Fees were ($6,114) as the Company engaged its initial transfer agent for its Initial Public Offering. Other expenses included Office and Miscellaneous of ($2,783), Advertising and Promotion of ($711), and Bank Charges and Interest of ($137). The Expenses for the year were partially offset by Future Income Tax Recovery of $24,654

Liquidity and Capital Resources

The Company’s working capital position as of the end of the most recent fiscal year at April 30, 2007 was $2,634,320. Subsequent to the year end, the Company completed two private placements of its common shares. Under the first placement, the Company sold 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500, and sold 2,735,000 common share units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.85 until May 17, 2009, although the Company may accelerate the expiry of these warrants if the common shares close at a price at or above $1.85 per share for more than 20 consecutive trading days. Gross proceeds from the placement of the non-flow through units was $1,367,500.  In October 2007, the Company completed the second private placement. 1,183,172 common share units were sold at a price of $0.45 per unit for gross proceeds of $532,427. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.75 until October 26, 2008. Proceeds from the completed placements will be used for property acquisitions as well as funding development programs on the Company’s existing property interests, and for general corporate purposes.

The Company has also announced a commitment letter with Huntington National Bank (“Huntington”), a U.S. Bank headquartered in Columbus, Ohio, for a revolving line of credit of up to US$6,000,000 for a term of two years. The proposed credit facility will be secured by a deed of trust covering the Company’s oil and gas properties and an assignment of all contracts, permits, licenses, rents and leases associated with those assets. Interest on the line of credit will be charged on the outstanding principal at a rate of LIBOR plus 250 basis points (2.5%). In addition, the Company will pay Huntington a one-time loan fee, at closing, of ½ of 1% of the maximum facility limit. The initial advance limit is US$4,200,000. The effective limit on total advances will be based on Unbridled’s proven reserves, and will increase as the Company’s reserves increase. The initial advance will be applied to the development of the Company’s existing reserve base, as well as acquisitions currently under negotiation. Advances under the proposed facility are subject to various conditions, including Huntington completing its due diligence, the settlement of definitive loan and security documentation, Unbridled Board of Director approval, and the acceptance of the TSX Venture Exchange.

Stock Issuances

Since inception at October 6, 2003, the Company has financed its operations through the issuance of common shares. The following common share issuances have been conducted since inception.

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Value/ Proceeds

2004	Incorporation	1	$ 1.00	$ 1
	Private Placement	2,999,999	$ 0.01	30,000
	Private Placement	916,666	$ 0.075	68,750
	Private Placement	1,525,000	$ 0.10	152,500

2005	Property Acquisition	100,000	$ 0.10	$ 10,000
	Initial Public Offering	2,400,000	$ 0.25	600,000
	Agent’s Commission	30,000	N/A	N/A

2006	Property Acquisition	3,000,000	$1.25	$3,750,000
	Private Placement	4,957,500	$0.425	$2,106,938
	Warrant Exercise	240,000	$0.25	$60,000

2007	Private Placement	7,700,000	$1.05	$8,085,000
	Private Placement	5,501,000	$0.65	$3,575,650
	Private Placement	3,931,800	$0.70	$2,752,260
	Private Placement	400,000	$1.10	$440,000
	Private Placement	665,000	$0.55	$365,750
	Private Placement	5,920,000	$0.50	$2,960,000
	Finder’s Fees	163,830	N/A	$104,673
	Warrant Exercise	15,000	$0.80	$12,000

Fiscal 2008	Private Placement	2,945,000	$0.50	1,472,500
to Date	Private Placement	150,000	$0.55	$82,500

Unbridled will require additional funding in order to meet its current and anticipated cash requirements for its fiscal 2008 work programs and possible property acquisitions. The Company is currently completing a private placement of up to 1,555,556 Units at a price of $0.45 per Unit. The Company has also signed a commitment letter with Huntington National Bank for a revolving line of credit of up to US$6,000,000 which would be secured by a deed of trust covering the Company’s oil and gas properties. The Company also anticipates receiving revenue from oil and gas production from its Chautauqua Lake Properties as well as from the 2 completed wells on the Chamber property upon pipeline tie-in.

Year Ended April 30, 2007

The Company’s working capital as of April 30, 2007 was $2,634,320. Operating Activities in the year used cash of ($1,234,645), with the Net Loss of ($5,975,501) partially offset by the Adjustments to reconcile net loss used in operations of Write-down of Oil and Gas properties of $5,184,841, Stock-based Compensation of $1,157,906, and Depletion, Depreciation, and Accretion of $82,774. Future Income Tax Recovery was ($1,784,565). Changes in non-cash working capital items included an increase in Accounts Receivable of ($84,338); increase in GST receivable, a tax for which the Company is eligible under certain incentive programs for a rebate, of ($31,250); increase in Prepaid Expenses and Deposits used cash of ($49,900); Increase in Accounts Payable of $46,231; Increase in Asset Retirement Obligation of $224,157; and decrease in Due to Related Party used cash of ($5,000).

Investing Activities used cash of ($14,161,890), with the Acquisition of Oil and Gas Properties using cash of ($13,996,574), and Acquisition of Equipment using cash of ($165,316). Financing Activities provided cash of $16,218,516, with Proceeds of from the Issuance of Common Shares providing cash of $17,064,676, while Share Subscriptions previously received reduced cash by ($846,160).

24,296,630 common shares were issued during the fiscal year, which included 7,700,000 common shares issued pursuant to a private placement of units and shares at $1.05 each for gross proceeds of $8,085,000; 400,000 shares issued pursuant to a private placement at $1.10 for gross proceeds of $440,000; 3,931,800 common shares issued pursuant to a private placement at $0.70 per share for gross proceeds of $2,752,260; 5,501,000 common shares issued pursuant to a private placement at $0.65 per share for gross proceeds of $3,575,650; 665,000 common shares issued pursuant to a private placement at $0.55 per share for gross proceeds of $365,750; 5,920,000 common shares issued pursuant to a private placement at $0.50 per share for gross proceeds of $2,960,000; and 15,000 common shares issued pursuant to the exercise of warrants for proceeds of $12,000. Unbridled also issued 163,830 common shares for finder’s fees. The Company’s cash position at the end of the year was $3,599,908, an increase of $821,981.

Year Ended April 30, 2006

Working capital totaled $1,688,082 as of April 30, 2006. Operating Activities provided cash during the year of $882,017. The net loss of ($717,289) was offset by adjustments including Stock-based Compensation of $149,875, Write-off of Mineral Property Costs of $367,765, and Loss on Disposal of Equipment of $5,275. Large Changes in Non-cash Working Capital items included an increase in Accounts Payable of $1,113,190, and increase in Due to Related Parties of $2,325. GST Receivable used cash of ($27,248), while an increase in Prepaid Expenses used cash of ($11,876). Investing Activities used cash of ($2,205,152), which included Acquisition of Oil and Gas Properties of ($1,972,125), Mineral Property Costs of ($219,756), and Acquisition of Equipment of ($13,271). Financing Activities provided cash of $3,590,402, with Proceeds from Issuance of Common Shares providing cash of $2,154,752, Share Subscriptions providing cash of $1,428,650, and Proceeds from Disposal of Equipment providing cash of $7,000. Cash at the end of the year was $2,777,927, an increase of $2,267,267.

During the year, the Company issued a total of 8,197,500 common shares: 3,000,000 were issued pursuant to property acquisition agreements at a deemed price of $1.25 per share for a deemed value of $3,750,000; 4,957,500 were issued pursuant to a private placement at $0.425 for proceeds of $2,106,938; and 240,000 common shares were issued pursuant to the exercise of warrants at $0.25 for proceeds of $60,000.

Year Ended April 30, 2005

The Company’s working capital totaled $497,206 as of April 30, 2005. Operating Activities used cash of ($53,196). In addition to the year’s net loss of ($62,476), non-cash charges included Future Income Tax Expense of ($24,654), Stock-based Compensation for grant of stock options of $22,385, decrease in GST Receivable of $796, and an increase in Accounts Payable and Accrued Liabilities of $10,753. Investing Activities used cash of ($18,003), with the entire amount attributed to Mineral Property Costs related to the Kettle Property. Financing Activities provided cash of $469,940, all related to Proceeds from Issuance of Common Shares. Cash at the end of the year was $510,660, an increase of $398,741.

During the year, the Company issued a total of 2,530,000 common shares. 2,400,000 common shares were issued pursuant to the Company’s Initial Public Offering at a price of $0.25 per share for gross proceeds of $600,000; 30,000 common shares were issued for Agent’s Commission related to the IPO; and 100,000 common shares were issued pursuant to the option agreement on the Kettle Property at a deemed price of $0.10 per share.

US GAAP Reconciliation with Canadian GAAP

Mineral Property Costs

Under Canadian GAAP, acquisition costs including staking costs are capitalized.  In accordance with EITF 04-2 under US GAAP, acquisition costs only are considered tangible assets and are capitalized.  The capitalized acquisition costs are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable based on proven and probable reserves. Under Canadian GAAP, exploration expenditures include all direct and indirect exploration activities and are capitalized.  Under US GAAP, exploration expenditures include only direct exploration activities and are expensed as incurred unless commercial feasibility is established.

Oil and Gas Properties

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and the United States.  The principal difference is in the method of performing ceiling test evaluations under the full cost method.  Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis.  To calculate the amount of impairment, the future net cash flows of a cost center’s proved and probable reserves are discounted using a risk-free interest rate.

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs are discounted to present value at 10% per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets.

Net Earnings per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

Flow-through Shares

Under US GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

The reader is advised to consult Unbridled’s audited annual financial statements for the year ended April 30, 2007, particularly Note 13, for quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds, and has recently begun to receive revenue from oil and gas sales.

Management periodically, through the exploration process, reviews results both internally and externally through resource industry professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of resource deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future commodity prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 13 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.10 as of April 30, 2007.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 5

Contractual Obligations

As of April 30, 2007

Payments Due by Period
Contractual Obligations as of January 1, 2007	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None

Operating Lease Obligations	$1,332,351	$206,890	$462,713	$399,228	$263,520
Purchase Obligations	None	None	None	None	None
Other-Long Term Liabilities Reflected on the Balance Sheet	None	None	None	None	None
Total	$1,332,351	$206,890	$462,713	$399,228	$263,520

Operating lease obligations consist of amounts due under an office lease for the Company’s executive offices in Calgary, Alberta, and Pittsburgh, Pennsylvania.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists, as of 10/29/07, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada except Joseph H. Frantz, Jr. and Richard Day, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Richard Day	56	September 11, 2007
Joseph H. Frantz Jr.	48	October 17, 2006
Robert Mummery	62	February 23, 2006
Daniel O’Byrne	48	March 17, 2006
Robert Penner	63	June 18, 2007
Craig Steinke	49	October 17, 2006

Table No. 7 lists, as of 10/29/07, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Joseph H. Frantz ,Jr. and Michael Scureman, who are citizens of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Joseph H. Frantz Jr.	President and CEO	48	September 22, 2006
Michael Scureman	Chief Financial Officer	54	June 11, 2007
Michael O’Byrne	Vice-President, Land	46	August 15, 2006
Robert Pryde	Vice-President, Exploration	49	August 15, 2006
Carmen Etchart	Corporate Secretary	40	May 15, 2006

Joseph H. Frantz Jr., of Pittsburgh, Pennsylvania, is President, CEO and a Director of Unbridled. He was named President and CEO in September 2006 and Director at the Company’s meeting of shareholders held on October 17, 2006. Mr. Frantz has worked in the oil and gas field for 24 years, with 18 years specializing in unconventional oil and gas, including coalbed methane, shale gas, and tight gas. His work has included project management, exploration and development project evaluation, well test and production data analysis, reservoir stimulation, reserves studies, hydraulic fracturing, and horizontal well evaluations. Prior to joining the Company, he was a consulting and solutions manager for Schlumberger Data and Consulting Services, where he helped lead projects on several emerging U.S. shale gas projects, and was operations manager of the Holditch-Reservoir Technologies Consulting Services Pittsburgh office where he primarily focused on the dissemination of evaluation practices on shale reservoirs. While at Holditch, he participated in studies on shale reservoirs in the United States as well as studies on coal bed methane and tight gas sands reservoirs in North America and internationally. From 1990 to 1997, he was a consultant for S.A. Holditch & Associates as a senior petroleum engineer and later Vice-President and division manager of the Pittsburgh office. From 1982 to 1990, he worked for Getty Oil and Texaco in several capacities, including senior petroleum engineer. Mr. Frantz is a registered petroleum engineer, and an active member of the Society of Petroleum Engineers (“SPE”) where he has served on many SPE committees and a former Chairman of the Pittsburgh Petroleum section. He received his Bachelor of Science degree from Pennsylvania State University in 1981 in petroleum and natural gas engineering. Mr. Frantz devotes 100% of his time to the Company’s affairs.

Michael Scureman, of Pittsburgh, Pennsylvania, was named Chief Financial Officer in June 2007. Mr. Scureman is a CPA in the State of Pennsylvania, and holds a BS in Accounting from the Pennsylvania State University. Prior to joining Unbridled, he served as the CFO and Treasurer for the Allegheny County Airport Authority which is responsible for the operation and management of Pittsburgh International Airport and Allegheny County Airport. From 1993 to 2001, he was in management and financial positions, including Vice President Finance and Site Manager, for Degussa Metals Catalysts Cerdec Corporation. From 1980 to 1993, he was in senior positions, including President and CFO of Continental Reserves Inc., an oil and gas producer in West Virginia. Mr. Scureman devotes 100% of his time to the Company’s affairs.

Michael O’Byrne, of Calgary, Alberta, was named Vice-President, Land in August 2006. Mr. O’Byrne has been active in the oil and gas industry for more than 12 years as a Landman, Land Manager, and as Vice-President of Land. His work has included oil and gas acquisitions and divestitures and the preparation of joint-venture documentation. He currently serves as a Director and Principal of White Max Energy Ltd., a private oil and gas production company. He was a founding shareholder and former principal and officer of Golden Eagle Energy, a private oil and gas exploration and production company, and is the past President of OMJ Land Services Ltd., a provider of administrative services to the oil and gas industry. Since 2003, he has served as a Director of Storm Cat Energy, a publicly-held unconventional oil and gas exploration and production company whose shares are traded on the TSX and American Stock Exchange. Mr. O’Byrne devotes approximately 100% of his time to the Company’s affairs.

Robert Pryde, of Calgary, Alberta, was named Vice-President, Exploration in August 2006. Mr. Pryde is a petroleum geologist who obtained his Bachelor of Science in Geology from the University of Calgary in 1982 and is a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists, the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, and the Geological Society of America. From 2004 until joining the Company, he was a Geological Advisor to Encana Corporation’s Unconventional Natural Gas Group, with particular emphasis on gas shales and coal bed methane in Western Canada. He reviewed and vetted technical aspects of unconventional projects, and set budgets and staffing levels. From 2001 to 2004, he was an Exploration Manager with Tom Brown Resources, and prior to joining Tom Brown he was a Group Leader/Senior Exploration Geologist with Alberta Energy, a Senior Exploration Geologist with Norcen Energy and with Gulf Canada Resources Ltd. Mr. Pryde devotes approximately 100% of his time on the Company’s affairs.

Carmen Etchart, of Surrey, British Columbia, was named Corporate Secretary in May 2006. Ms. Etchart has a background in administration and event planning & execution. For the past 20 years, she has worked in a variety of industries in Canada and Internationally including manufacturing, event planning, fundraising, auto wholesale, public service, construction and property management.  Ms. Etchart devotes approximately 70% of her time on Company affairs.

Richard Day, of Buffalo, New York, was named a Director of the Company at the Company’s Annual General Meeting held on September 11, 2007. Mr. Day is an attorney and partner with Hiscock & Barclay, LLP in Buffalo, where his practice focuses on general corporate, business and commercial law, and is Chair of the International Business Practice Area. He is a member of the New York State Bar Association and the Erie County Bar Association. He has a B.A. from Bucknell University and is a graduate of the Cornell University Law School. Mr. Day is a member of the Greater Buffalo Partnership Community Council, and a trustee of several organizations, including Daemen College, Orchard Park Foundation for Academic Excellence, Heritage Foundation, and the Samuel Friedman Foundation. He devotes approximately 5% of his time to the Company’s affairs.

Dr. Robert Mummery, of Calgary, Alberta, was appointed a Director in February 2006. Dr. Mummery received a BSc (Hons) in Geology from the University of Western Ontario in 1968 and a PhD in Geology from McMaster University in 1973. Dr. Mummery is a registered Professional Geologist in the Province of Alberta and member of several technical societies including the American Association of Petroleum Geologists (“AAPG”), Canadian Society of Petroleum Geologists, and the Canadian Society of Exploration Geophysicists. He is the Executive Director of the Canadian Geoscience Council and on the Advisory Board of the AAPG. Dr. Mummery is currently Vice-President Exploration and one of the original founders of Golden Eagle Energy Inc., a private oil and gas exploration and production company in Western Canada. Prior to co-founding Golden Eagle, he established Almandine Resources Inc., an oil and gas consulting company. Dr. Mummery has also worked in a variety of management, senior technical and advisory roles for several Canadian oil and gas exploration and production companies and the Government of Canada. He also serves as a director of Altima Resources, a public oil and gas exploration company traded on the TSX Venture Exchange. Dr. Mummery devotes approximately 10% of his time to the Company’s affairs.

Daniel O’Byrne, of Calgary, Alberta, was named a Director of the Company in March 2006. He is currently executive vice-president, operations and COO of Provident Energy Trust, a public company whose trust units are traded on the TSX and the NYSE. Prior to joining Provident, he was vice-president, technical services for Nexen Inc from 2001 to 2005; vice-president, technical services for Canadian Occidental/Wascana Energy from 1998 to 2001, and vice-president, operations Yemen for Canadian Occidental from 1997 to 1998. He received a Bachelor of Science in Petroleum Engineering from the University of Alberta and an MBA from the University of Western Ontario. He is a member of the Association of Professional Engineers, the Geologists and Geophysicists of Alberta, and is a former director of the Petroleum Technology Research Centre and a past chair of the Canadian Oil Sands Network for Research and Development. Mr. O’Byrne devotes approximately 10% of his time to the Company’s affairs.

Robert Penner, of Calgary, Alberta, was appointed a Director of the Company in June 2007. Mr. Penner is a Chartered Accountant who retired as senior tax partner with KPMG in 2004. He has more than 35 years of public practice providing advisory services on taxation and related matters, focused on the private and public natural resource sectors. Mr. Penner currently serves as a director of several other public natural resource companies, including Storm Cat Energy, a publicly-held unconventional oil and gas exploration and production company whose shares are traded on the TSX and American Stock Exchange; director of Corridor Resources Inc., a natural gas producer and explorer whose common shares are traded on the TSX; director of Gastar Exploration Ltd., a natural gas and coal-bed methane producer and explorer whose common shares are traded on the TSX and American Stock Exchange; director of Terra Energy Corp., an oil and natural gas producer traded on the TSX-V; and a director of Sustainable Energy Technologies Ltd., a solar energy equipment manufacturer whose common shares are traded on the TSX-V. Mr. Penner devotes approximately 10% of his time to the Company’s affairs.

Craig Steinke, of White Rock, British Columbia, was appointed a Director of the Company in October 2006. He is the founder and President of Reconnaissance Energy Corporation, a private oil and gas property acquisition and corporate finance company which specializes in initiating and developing successful unconventional natural gas exploration and production companies. He is a founder and past Chairman of Storm Cat Energy, a public unconventional oil and gas exploration and production company traded on the TSX and American Stock Exchange. He has founded and served as Chief Executive Officer and Director of various Canadian junior oil and gas exploration and production companies; both publicly and privately held. Mr. Steinke devotes approximately 50% of his time to the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. No members of the Board of Directors are related, although Daniel O’Byrne, Director, and Michael O’Byrne, Vice-President, Land, are brothers.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation. Certain Directors have been compensated for providing management services, consulting and expert services during the most recently completed fiscal year.

The Company has a formal stock option plan for the granting of incentive stock options to directors, officers and consultants; refer to ITEM #10, "Stock Options" for details of the Plan.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years ended April 30th.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Joseph Frantz Jr., President and Director	2007	Nil	400,000	$58,230 (1)

Michael O’Byrne, Vice President	2007 2006	$92,083 Nil	200,000 200,000	Nil Nil

Robert Pryde, Vice President	2007	$92,083	400,000	Nil

Carmen Etchart, Corporate Secretary	2007	Nil	100,000	$34,800 (2)

Christopher Dyakowski, Former Director and President	2007 2006 2005	None None None	Nil 100,000 352,083 (4)	$60,000 (3) $40,000 $30,000

Susan Wong, Former Chief Financial Officer	2007 2006 2005	None None None	None None 50,000 (4)	$ 4,000 (5) $18,500 $ 6,000

Sandra Morton, Former Corporate Secretary	2006 2005 2004	None None None	None 50,000 (4) None	None None None

Ronald Husband, Former Director	2006 2005	None None	None 242,183 (4)	None None

Craig Steinke, Director	2007 2006	None None	Nil Nil	$ 82,940 (6) $4,125,000

Robert Mummery, Director	2007 2006	None None	Nil 100,000	None None

Daniel O’Byrne, Director	2007 2006	None None	Nil 100,000	None None

William Schmidt, Former Director	2007 2006 2005	None None None	Nil 50,000 50,000 (4)	$42,585 (7) $33,801 $26,086

(1)

The “Other Compensation” paid to Mr. Frantz was pursuant to an employment agreement dated September 1, 2006.

(2)

The “Other Compensation” paid to Ms. Etchart related to consulting fees for Administrative Services.

(3)

The “Other Compensation” listed for Christopher Dyakowski, former President, CEO, and Director, includes $60,000 (FY 2005 - $40,000; 2004 - $15,000) paid to Max Investments, a private investment company owned by Mr. Dyakowski, for management services. FY 2004 Other Compensation also includes $2,000 for property evaluation and $13,079 for deferred property exploration services.

(4)

All options granted during fiscal 2005 were surrendered to the Company unexercised.

(5)

The “Other Compensation” listed for Susan Wong, relates to consulting fees for Accounting and Administrative Services.

(6)

The “Other Compensation” listed for Craig Steinke, Director, for fiscal 2007 is for Consulting Fees paid to Reconnaissance Energy Corp, a private company owned by Craig Steinke. The Other Compensation for 2006 consists of 3,000,000 common shares issued to Reconnaissance at a deemed price of $1.25 per share under he Chambers Property Agreement, and $375,000 cash paid to Reconnaissance under the Tsuu T’ina assignment agreement.

(7)

The “Other Compensation” listed for William Schmidt, Director, is for payments for legal services paid to the law firm of Hemsworth, Schmidt, of which William Schmidt is a partner.

No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has two employees and 5 executive officers. The Company’s non-management employees are office managers located in Calgary and Pittsburgh. The Company contracts for certain services, including management services and accounting, as well as oil and gas exploration services, as needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by residents of Canada and other countries.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 10/29/2007, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Joseph Frantz Jr. (1)	1,180,000	2.62%
Common	Michael Scureman (2)	650,000	1.45%
Common	Michael O’Byrne (3)	1,130,000	2.51%
Common	Robert Pryde (4)	790,000	1.76%
Common	Carmen Etchart (5)	345,000	0.77%
Common	Richard Day (6)	88,886	0.20%
Common	Robert Mummery (7)	175,000	0.39%
Common	Daniel O’Byrne (8)	190,000	0.43%
Common	Robert Penner (9)	150,000	0.37%
Common	Craig Steinke (10)	4,503,000	10.08%

	Total Directors/Officers	9,201,886	19.58%

(1)

Of this total, 400,000 represent share purchase options and 125,000 represent stock purchase warrants.

(2)

Of this total, 400,000 represent share purchase options.

(3)

Of this total, 400,000 represent share purchase options; 35,000 represent stock purchase warrants held directly; and 20,000 represent stock purchase warrants held by OMJ Land Services Ltd., a company wholly-owned by Michael O’Byrne.

(4)

Of this total, 400,000 represent share purchase options, and 50,000 represent stock purchase warrants.

(5)

Of this total, 100,000 represent share purchase options.

(6)

Of this total, 44,443 represent stock purchase warrants.

(7)

Of this total, 100,000 represent share purchase options; 50,000 are common shares and 25,000 are common stock purchase warrants held in the name of Almandine Resources Inc., a private company controlled by Robert Mummery.

(8)

Of this total, 100,000 represent share purchase options, and 40,000 represent common stock purchase warrants.

(9)

Of this total, 100,000 represent share purchase options.

(10)

Of this total, 3,000,000 are common shares owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 117,000 represent common stock purchase warrants.

#  Based upon 44,533,968 common shares outstanding as of 10/29/2007 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

Board Practices

The Board of Directors currently has 4 committees. These are the Audit and Finance Committee, the Nominating and Corporate Governance Committee, Compensation Committee, and the Disclosure Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the Company as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Robert Penner (chair), Daniel O’Byrne, and Robert Mummery.

The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee shall consist of at least 2 Directors, and currently consists of Richard Day (chair), Robert Mummery, Robert Penner, and Craig Steinke.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relative to the compensation of senior management of the Company, evaluating performance in light of these goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the Directors, and reviewing executive compensation disclosure before it is publicly issued. The Committee currently consists of 4 Directors; Joesph Frantz Jr. (chair), Richard Day, Robert Penner, and Robert Mummery.

The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable securities rules and regulations. The Disclosure Committee currently consists of Robert Mummery (chair), Richard Day, Robert Penner, and Craig Steinke.

Copies of the Committee Charters and systems of operations have been filed as exhibits to the Company’s Form 20-F Registration Statement.

Officers and Directors Stock Options

As of 10/29/2007, officers and directors hold the following common share purchase options:

Name	Number of Options Granted	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President	400,000	$1.32	September 8, 2011

Michael O’Byrne, Vice-President, Exploration	200,000 200,000	$1.32 $1.32	March 28, 2008 August 17, 2011

Robert Pryde, Vice-President, Land	400,000	$1.32	August 17, 2011

Carmen Etchart, Corporate Secretary	100,000	$1.41	May 15, 2011

Michael Scureman, Chief Financial Officer	400,000	$0.75	July 17, 2012

Richard Day, Director	None	N/A	N/A

Robert Mummery Director	100,000	$1.32	March 14, 2008

Daniel O’Byrne, Director	100,000	$1.32	March 28, 2008

Robert Penner, Director	100,000	$0.75	July 17, 2012

Craig Steinke, Director	None	N/A	N/A

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one person/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 10/29/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Craig Steinke (1)	4,503,000	10.08%

(1)

3,000,000 of these common shares are owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 117,000 represent common stock purchase warrants.

#  Based upon 44,533,968 common shares outstanding as of 10/29/2007 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In December 2005, the Company entered an agreement with Reconnaissance Energy Corp. whereupon the Company agreed to acquire a 20% working interest in an existing recompleted natural gas well and exploration project located in the Ferrier area of west-central Alberta which was acquired from White Max Energy. The consideration for its interest in this project, known as the Chambers Property, was 3,000,000 common shares of the Company at a deemed price of $1.25 per share for total value of $3,750,000. In March 2006, the Company entered into a separate agreement with Reconnaissance Energy. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000. Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled.

The December 2005 agreement with Reconnaissance relates to the acquisition of an interest originally acquired by Reconnaissance from White Max Energy. In April 2006, the Company entered into a separate agreement with White Max Energy Ltd. on the Chambers Property whereupon the Company agreed to acquire a 5% working interest and an 8% Gross Overriding Royalty on a 7% working interest as well as a 30% working interest in another well for $475,000 cash. Michael O’Byrne, Vice-President, Land for the Company, is also a Vice-President of White Max.

During the fiscal year ended April 30, 2007, Christopher Dyakowski, former President and former Director, was paid $Nil ( 2006 - $35,097; 2005 -- $nil) in deferred exploration expenditures for exploration work on the Kettle Property. Max Investments, a private management company owned by Christopher Dyakowski, was paid $60,000 (2006 - $40,000; 2005 - $30,000) for management services pursuant to a management services contract.

Susan Wong, former Chief Financial Officer, was paid $4,000 (2006 - $18,500; 2005 - $6,000) for Accounting and Administration services.

Reconnaissance Energy, a private company owned by Craig Steinke, Director, received $82,940 for consulting fees in fiscal 2007.

Carmen Etchart, Corporate Secretary, received consulting fees of $34,800 during fiscal 2007 for administrative services.

Hemsworth, Schmidt, a law firm for which William Schmidt, former Director, serves as a partner, was paid $12,345 (2006 - $33,801; 2005 – Nil) for legal services. Hemsworth, Schmidt was also paid $30,240 (2006 – Nil; 2005 - $26,086) for Share Issuance Fees.

During the fiscal year ended April 30, 2006, exploration equipment consisting of an all terrain vehicle was sold to San Marco Resources for proceeds of $7,000. San Marco Resources is a private company for which Christopher Dyakowski, former President and director, served as president.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Since the end of the fiscal year ended April 30, 2007, the Company completed two private placements:

Under the first placement, the Company sold 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500, and sold 2,735,000 common share units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.85 until May 17, 2009. Gross proceeds from the placement of the non-flow through units was $1,367,500.  In October 2007, the Company completed the second private placement. 1,183,172 common share units were sold at a price of $0.45 per unit for gross proceeds of $532,427. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.75 until October 26, 2008. Proceeds from the completed placements will be used for property acquisitions as well as funding development programs on the Company’s existing property interests, and for general corporate purposes.

Item 9.  Offer and Listing of Securities

As of April 30, 2007, the authorized capital of the Company consisted of an unlimited number of common shares and an unlimited number of preferred shares.  There were 40,465,796 common shares issued and outstanding and no preferred shares issued and outstanding as of April 30, 2007.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company.  Pacific Corporate Trust is located 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

On October 24, 2006, the shareholders' list for the Company's common shares showed 56 Registered shareholders and 24,284,166 common shares issued and outstanding. Of the total registered shareholders, including share depositories, 37 are resident in Canada holding 22,958,666 common shares representing 94.5% of the total shares outstanding; 15 registered shareholders are resident in the United States, holding 775,500 common shares representing 3.2% of the total shares outstanding; and 4 registered shareholder are resident in other nations, holding 550,000 common shares, or 2.3% of the total shares outstanding.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “UNE”. The CUSIP number is 904296100.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares since its listing on March 16, 2005. There have been no significant trading suspensions of the Company’s common stock since its initial listing.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales - Canadian Dollars
Period	High	Low	Close

September 2007	$0.57	$0.28	$0.55
August 2007	$0.60	$0.30	$0.31
July 2007	$0.69	$0.55	$0.60
June 2007	$0.62	$0.41	$0.58
May 2007	$0.60	$0.48	$0.50
April 2007	$0.64	$0.50	$0.52

Three Months Ended 7/31/07	$0.69	$0.41	$0.60
Three Months Ended 4/30/07	$0.70	$0.50	$0.52
Three Months Ended 1/31/07	$0.73	$0.57	$0.58
Three Months Ended 10/31/06	$1.50	$0.65	$0.67
Three Months Ended 7/31/06	$2.40	$1.06	$1.13
Three Months Ended 4/30/06	$2.00	$1.05	$1.70
Three Months Ended 1/31/06	$1.45	$0.53	$1.03
Three Months Ended 10/31/05	$0.75	$0.55	$0.65
Three Months Ended 7/31/05	$0.78	$0.48	$0.65
Three Months Ended 4/30/05	$0.80	$0.41	$0.49

Fiscal Year Ended 4/30/07	$2.40	$0.50	$0.52
Fiscal Year Ended 4/30/06	$2.00	$0.48	$1.70
Fiscal Year Ended 4/30/05	$0.80	$0.41	$0.49

Table No. 10 lists, as of 10/29/07, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

400,000	$1.31	September 20, 2008
558,466	$0.70	December 13, 2008 (1)
5,652,720	$1.00	December 13, 2008 (1)
50,659	$0.70	December 29, 2008 (2)
175,000	$1.00	February 8, 2009 (3)
26,250	$0.70	February 8, 2009 (3)
5.932.110	$0.85	April 27, 2009 (4)
456,050	$0.55	April 27, 2009 (4)
2,735,000	$0.85	May 17, 2009 (5)
171,150	$0.55	May 17, 2009 (5)
1,183,172	$0.75	October 26, 2008
Total: 17,165,577

(1)

These warrants have a Company acceleration expiry clause. If the Company’s common shares close at a price of $2.00 or above for 20 consecutive trading days during the term of the warrants, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

(2)

These warrants have a Company acceleration expiry clause. If, after April 30, 2007, the Company’s common shares close at a price of $2.00 or above per share for 20 consecutive trading days, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

(3)

These warrants have a Company acceleration expiry clause. If, after June 9, 2007, the Company’s common shares close at a price of $2.00 or above per share for 20 consecutive trading days, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

(4)

These warrants have a Company acceleration expiry clause. If, after August 28, 2007, the Company’s common shares close at a price of $2.00 or above per share for 20 consecutive trading days, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

(5)

These warrants have a Company acceleration expiry clause. If, after September 18, 2007, the Company’s common shares close at a price of $2.00 or above per share for 20 consecutive trading days, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

The Company’s Form 20-F Registration Statement has been declared effective, and the Company is subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, Unbridled Energy is exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has to date financed its operations through the issuance of common shares The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2004, the Company sold its initial first share at $1.00 per share for proceeds of $1.00 and sold 2,999,999 seed shares at $0.01 per share for proceeds of $30,000. The Company also completed 2 private placements of its common shares. These were 916,666 flow-through common shares at a price of $0.075 per share for proceeds of $68,750, and 1,525,000 common shares (of which 250,000 were flow-through common shares) at price of $0.10 for proceeds of $152,500.

During Fiscal 2005 ended April 30, 2005, the Company completed its Initial Public Offering of common shares in Canada. In the offering, 2,400,000 common shares were sold at a price of $0.25 per share for gross proceeds of $600,000. 30,000 common shares were issued to Canaccord Capital as an Agent’s Commission for the Initial Public Offering. The Company also issued 100,000 common shares at a deemed price of $0.10 per share pursuant to a property acquisition agreement,

During Fiscal 2006 ended April 30, 2006, 3,000,000 common shares were issued to Reconnaissance Energy pursuant to a property assignment agreement at a deemed price of $1.25 per share for a total deemed value of $3,750,000. 4,957,500 common shares were issued pursuant to a private placement at a price of $0.425 for proceeds of $2,106,938. 240,000 common shares were issued pursuant to the exercise of common stock purchase warrants at a price of $0.25 for proceeds of $60,000.

During Fiscal 2007 24,296,630 common shares were issued.  7,700,000 common shares were issued pursuant to a private placement of units and shares at $1.05 each for gross proceeds of $8,085,000; 400,000 shares were issued pursuant to a private placement at $1.10 for gross proceeds of $440,000; 3,931,800 common shares were issued pursuant to a private placement at $0.70 per share for gross proceeds of $2,752,260; 5,501,000 common shares were issued pursuant to a private placement at $0.65 per share for gross proceeds of $3,575,650; 665,000 common shares were issued pursuant to a private placement at $0.55 per share for gross proceeds of $365,750; 5,920,000 common shares were issued pursuant to a private placement at $0.50 per share for gross proceeds of $2,960,000; and 15,000 common shares were issued pursuant to the exercise of warrants for proceeds of $12,000. Unbridled also issued 163,830 common shares for finder’s fees.

During Fiscal 2008 to date, the Company has completed two private placements of its common shares. Under the first placement, the Company sold 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500, and sold 2,735,000 common share units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.85 until May 17, 2009. Gross proceeds from the placement of the non-flow through units was $1,367,500.  In October 2007, the Company completed the second private placement. 1,183,172 common share units were sold at a price of $0.45 per unit for gross proceeds of $532,427. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.75 until October 26, 2008.

Flow-Through Shares

The Company funded a portion of its mineral exploration activities in British Columbia through the issuance of Flow-Through Common Shares. Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Qualifying exploration work funded by the sale of flow-through shares falls under the British Columbia Mining Flow-Through Shares Tax Credit (“BCMFTS tax credit”) under a program of the provincial government of British Columbia. The flow-through share investors are qualified to receive the BCMFTS tax credit. This is a non-refundable income tax credit equal to 20% of qualifying exploration costs incurred in British Columbia which are financed by the proceeds of flow-through share issuances.

Since acquiring interests in oil and gas properties, the Company has also funded a portion of its exploration expenditures on these properties from the proceeds of the issuance of flow-through common shares. Proceeds from the sale of flow-through common shares that are used to fund certain types of exploration and development work in Canada may qualify for tax credits under Section 66 of the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration and development in Canada may receive tax credits. Under the sales of such Flow-Through shares, the Company will renounce and distribute any credits received under the program to the purchasers of the Flow-Through shares.

During fiscal 2007 ended April 30, 2007, the Company issued 2,500,000 flow-through common shares at a price of $1.05 per share for proceeds of $2,625,000, and 3,931,800 at a price of $0.70 per share for proceeds of $2,752,260. During fiscal 2008 to date, the Company issued 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500. These proceeds will be used for qualifying exploration expenditures on the Company’s Canadian oil and gas properties, and the amounts will be renounced to flow-through shareholders.

Escrow Shares

Under the policies of the TSX Venture Exchange for companies completing an Initial Public Offering (“IPO”), the common share positions of principals whose continuing role would be considered relevant to an investor’s decision to subscribe to the Issuer’s IPO must be covered by an escrow agreement.

Under an Escrow Agreement dated September 28, 2004, 3,701,666 common shares held by the Company’s Officers and Directors at the time of the Initial Public Offering were held in escrow by Pacific Corporate Trust Company as escrow agent. Under the Agreement, 10% of the original total of the escrowed shares on which the Company’s shares were listed on the TSX Venture Exchange (March 16, 2005) and 15% of the original number of shares would be released every six months after the original release. Under this schedule, all escrowed shares will have been released three years after the Listing Date. The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all escrowed shares except it does permit a transfer of escrowed shares to directors, senior officers or other principals of the Company.

During the fiscal year ended April 30, 2007, 1,110,500 shares were released from escrow, leaving a balance of 1,110,500 as of April 30, 2007.

Shares Not Representing Capital

In the most recent 3 fiscal years, the Company has issued 3,293,830 common shares for assets other than cash. These issuances include 3,000,000 shares issued to Reconnaissance Energy pursuant to the assignment of a property agreement; 100,000 pursuant to the option agreement on the Kettle mineral exploration property; 163,830 for finder’s fees, and 30,000 shares for an Agent’s Commission a private placement. These issuances represent 8.14% of the common shares issued and outstanding as of the end of the most recent fiscal year ended April 30, 2007.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Employees and Service Providers of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under Unbridled’s Stock Option Plan, the Company may issue Stock options for up to 20% of the issued and outstanding common shares on a non-diluted basis. These options may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares on a non-diluted basis.  Eligible persons include any director, officer, employee, consultant, or management company employee of the Company or any affiliate of the Company designated by the directors under the plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The number of shares which may be issuable to any one optionee who is an insider or any associates of such insider shall not exceed 5% of the total outstanding issue, and no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12-month period.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

The Board of Directors, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each option shall become vested. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the option upon TSX Venture Exchange approval and 12.5% every three months thereafter. This policy has been accepted by the Company’s Board of Directors.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of 10/29/2007, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President	400,000	$1.32	September 8, 2011

Michael Scureman, Chief Financial Officer	400,000	$0.75	July 17, 2012

Michael O’Byrne, Vice-President, Exploration	200,000 200,000	$1.32 $1.32	March 28, 2008 August 17, 2011

Robert Pryde, Vice-President, Land	400,000	$1.32	August 17, 2011

Carmen Etchart, Corporate Secretary	100,000	$1.41	May 15, 2011

J. Michael Gatens, Former Director	100,000	$1.32	October 24, 2011

Richard Day, Director	None	N/A	N/A

Robert Mummery Director	100,000	$1.32	March 14, 2008

Daniel O’Byrne, Director	100,000	$1.32	March 28, 2008

Robert Penner, Director	100,000	$0.75	July 17, 2012

Craig Steinke, Director	None	N/A	N/A

Total Officers and Directors (11 persons)	2,100,000
Total Employees and Consultants (10 persons)	100,000 50,000 150,000 50,000 100,000 215,000	$1.32 $0.75 $0.50 $1.41 $1.32 $0.75	March 28, 2008 July 17, 2010 October 15, 2010 May 14, 2011 August 17, 2011 July 17, 2012
Total Stock Options Outstanding	2,765,000

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on October 6, 2003 as “Leroy Ventures Inc”. Leroy later completed a transition rollover to the British Columbia Business Corporations Act (the “New Act”) which replaced the Company Act of British Columbia before changing the name of the Company to “Unbridled Energy Corporation” in July 2006. At the Annual and Special Meeting of Shareholders held on October 17, 2006, shareholders approved the adoption of new Corporate Articles.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the New Act.

Article 16 of the Company’s articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the board of directors, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution.

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors. The Directors may meet to conduct business as they see fit. A director may, and the Secretary or Assistant Secretary of the Company, if any, on the request of a director, call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be a majority of directors in office. If the number of directors is set at one, it quorum is deemed to be one director.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions as they deem appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or grant a security in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, alternate directors, senior officers, and former senior officers as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding but the Company must first receive from the indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the New Act, the indemnitee will repay the amounts advanced. The failure of a director, alternate director, or senior officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, senior officer, employee or agent of the Company;

b)

is or was a director, alternate director, senior officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, senior officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or senior officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, senior officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(a)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

Subdivide or consolidate all or any of the unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class or shares with par value, decrease the par value of those shares, or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Article 9.2 and the New Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

At an annual meeting of shareholders, the following is considered to be “special business”:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which under these Articles or the Business Corporations Act may be transacted at a meeting of Shareholders without prior notice of the business being given to the shareholders.

Ordinary resolutions at a meeting of shareholders require a majority vote. Special resolutions require two-thirds of the votes cast on the resolution.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s articles was filed as an exhibit to the Company’s Form 20-F Registration Statement.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Management Services Agreement between the Company and Max Investments Inc (Christopher Dyakowski).

Under an agreement between the Company and Max Investments Inc. dated January 1, 2006, Max Investments agrees that its principal administrator, Christopher Dyakowski, shall perform management services for Leroy Ventures at a rate of $5,000 per month. The agreement has a 2 year term, and may be terminated by either party in writing.

2.

Consulting Agreement between the Company and Reconnaissance Energy Corp. (Craig Steinke)

Under an agreement between the Company and Reconnaissance Energy, Reconnaissance agrees to provide corporate development services related to the business of acquiring, exploring, and developing unconventional natural gas prospects worldwide for an hourly fee of $130 per hour plus GST. The agreement will terminate on May 31, 2009, but may be terminated by either party by giving 30 days written notice.

3.

Employment Agreement between the Company and Joseph H. Frantz, Jr.

Under the agreement between the Company and Joseph H. Frantz Jr. dated September 1, 2006, Mr. Frantz agrees to serve the Company as President and Chief Executive Officer. The Company will pay an annual salary of US$130,000. Employment may be terminated by the employee by giving the Company six week’s advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee notice in writing of termination equal to one month for each completed year of service (up to a maximum total of eight months notice) (the “severance period”), or giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect during the severance period.

4.

Employment Agreement between the Company and Robert Pryde

Under the Agreement between the Company and Robert Pryde dated August 15th, 2006, Mr. Pryde agrees to serve the Company as Vice-President, Exploration. The Company will pay an annual salary of $130,000. Employment may be terminated by the employee by giving the Company one month written notice, or by the for Company for “cause” without notice or, if without cause, by giving the employee notice in writing of termination equal to one month for each completed year of service (up to a maximum total of eight months notice) (the “severance period”), or giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect during the severance period.

5.

Consulting Agreement between the Company and Carmen Etchart

Under the Agreement between the Company and Carmen Etchart dated July 1, 2006, Ms. Etchart agrees to provide the Company with consulting and administrative support services at an hourly fee of $30 per hour plus GST. The agreement will terminate on July 31, 2008, but may be terminated for any reason at any time by either party by 30 days written notice.

6.

Assignment and Assumption Agreement between the Company and Reconnaissance Energy

Under an agreement between the Company and Reconnaissance Energy Corporation dated March 31, 2006, Reconnaissance agreed to assign an agreement between the Reconnaissance and Arapahoe Energy Corporation dated March 3, 2006 for consideration of $375,000. Under the Arapahoe agreement, the Company could earn a 50% Working Interest in the Tsuu ‘Tina project by:

a)

Reimbursing Arapahoe for 50% of the actual costs incurred and paid by Arapahoe to acquire or farm-in the acreage up to a maximum gross amount of $4,000,000 ($2,000,000 net to Unbridled). Upon completion of its due diligence, Unbridled would pay $1,000,000 to Arapahoe in the form of an advance on the required reimbursement;

b)

Assume and pay 50% of the actual cost incurred by Arapahoe on the 3-D seismic program initiated by Arapahoe which was estimated to cost approximately $2,900,000 ($1,450,000 net to Unbridled);

c)

Fund and drill two wells to test and core the Horseshoe Canyon coals present on the property for the purposes of testing for Coalbed Methane potential;

d)

Upon completion of the above requirements, the Company will either:

i)

pay Arapahoe any balance owing for the reimbursement of property costs to a maximum of $1,000,000; or

ii)

Pay Arapahoe’s share of drilling costs incurred by Arapahoe with respect to joint wells drilled by Unbridled and Arapahoe on the project subsequent to the Company funding and drilling the 2 Horseshoe Canyon coals test wells. The payments will be such an amount paid until the costs paid equals the balance owed by Unbridled to Arapahoe for the reimbursement of property costs.

7.

Assignment Agreement between the Company and Reconnaissance Energy on the Chambers Property

Under the Agreement between the Company and Reconnaissance Energy dated January 12, 2006, Reconnaissance agreed to assign the farm-out agreement between Reconnaissance and White Max Energy dated December 21, 2005. Consideration was 3,000,000 common shares of the Company at a deemed price of $1.25 per share.

8.

Asset Purchase Agreement between the Company and White Max Energy

Under the Agreement between the Company and White Max Energy dated April 14, 2006, the Company agrees to purchase from White Max an additional 5% WI in the Chambers Property, as well as an 8% GORR on a separate 7% WI on the existing Chambers 7-18-41-11 W5M well, an additional 5% WI on the Chambers 3-17-4-11-W5 well; a 30% Working Interest in the Test Well Chambers 3-17-4-11-W5, and a 20% Working Interest in the Chambers 14-20-41-11 W5M well. Consideration for this agreement was $475,000 cash paid by the Company to White Max.

9.

Escrow Agreement

Under an Escrow Agreement dated September 28, 2004 between the Company, Pacific Corporate Trust Company, and Ronald K. Husband, Christopher I. Dyakowski, William E. Schmidt, and Sandra J. Morton (the “Securityholders”), the Securityholders agreed to appoint Pacific Corporate Trust as escrow agent for a total of 3,701,666 common shares of the Company pursuant to the Initial Public Offering of the Company. The release of these shares from escrow is subject to the approval of the TSX Venture Exchange, and may be released as to 10% upon the listing of the Company’s shares on the TSX-V, and 15% thereafter until all the escrowed shares have been released from escrow.

10.

Lodge Letter of Intent

Under a Letter of Intent (“LOI”) between the Company and Lodge Energy dated December 14, 2006 over the Madison Project located in Scioto and Pike Counties, Ohio, the Company will pay Lodge US$40,000 which allows Unbridled an option consisting of 45 days to purchase 15,000 acres of leases held by Lodge. In consideration for the purchase of the leases, Unbridled will pay Lodge US$50 per acre. Lodge will retain a 3% Overriding Royalty on the first 10,000 acres, and a 2% Overriding Royalty on the next 5,000 acres. After the drilling of the first 10 wells, Lodge may acquire a 10% interest from Unbridled in any unconventional gas well developed on the acreage.

Copies of these material contracts have been filed as exhibits to the Company’s Form 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors, for its financial statements as at April 30, 2007, 2006 and 2005, as well as the period from October 6, 2003 (Date of Inception) to April 30, 2004, was Amisano Hanson, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s Executive Office located at c/o Bull Houser Tupper, 3000 Royal Centre, 1055 Georgia Street, Vancouver, BC  V6E 3R3,

Item 11.  Disclosures about Market Risk

The Company has recently begun producing oil and gas from its Chautauqua County, New York, property, and intends to begin production from its Chambers, Alberta property. The market price of oil and natural gas has been extremely volatile, and the Company will have exposure to the fluctuation in prices. However, since management does not expect that the Company’s fiscal 2008 oil and gas production will provide sufficient cash flow to satisfy Unbridled’s capital requirements, the Company’s current market risk is manageable.

Competitive Environment

The Company competes with other oil and gas companies for exploration properties and joint venture agreements  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this annual report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Robert Penner is the Company’s Audit Committee Financial Expert. Mr. Penner is a Chartered Accountant who retired as senior tax partner with KPMG in 2004. He has more than 35 years of public practice providing advisory services on taxation and related matters, focused on the private and public natural resource sectors. Mr. Penner currently serves as a director of several other public natural resource companies, listed both in Canada and the United States. He is considered to be “independent” as defined by the rules of the American Stock Exchange.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards, although the Company has announced its intention to adopt a written code of business conduct and ethics to formally implement such practices, which will apply equally to all directors, officers and employees.

Item 16C.  Principal Accountant Fees and Services

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by Amisano Hanson, Unbridled’s independent auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Amisano Hanson for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company for the last 2 fiscal years are included in the following table.

Table No. 15

Principal Account Fees and Services

Type of Service	Fiscal Year 2007 (to be billed)	Fiscal Year 2006

Audit Fees	$ 35,000	$ 24,300
Audit Related Fees	-	-
Tax Fees	-	900
All Other Fees	-	3,975
Total	$ 35,000	$ 29,175

“All Other Fees” are for the review of the Company’s 20-F Registration Statement.

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 10 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements

Interim (Unaudited) Financial Statements

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.   Management Services Agreement between the Company and Max Investments dated January 1, 2006.

2.   Consulting agreement between the Company and Reconnaissance Energy.

3.   Employment agreement between the Company and Joseph H. Frantz Jr.

4.   Employment agreement between the Company and Robert Pryde.

5.   Consulting agreement between the Company and Carmen Etchart.

6.   Assignment and Assumption agreement between the Company and Reconnaissance Energy.

7.   Assignment agreement between the Company and Reconnaissance Energy.

8.   Asset purchase agreement between the Company and White Max Energy.

9.   Escrow Agreement

10. Lodge Energy Letter of Intent.

5. List of Foreign Patents – N/A

6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents  (previously filed)

Copy of Stock Option Plan

Charter of the Nominating and Corporate Governance Committee

Charter of the Audit and Finance Committee

Copy of the Corporate Disclosure Control System

Management Information Circular

Form of Proxy

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2007 and 2006

(Stated in Canadian Dollars)

#

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Unbridled Energy Corporation

(A Development Stage Company)

We have audited the consolidated balance sheets of Unbridled Energy Corporation (A Development Stage Company) as at April 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended April 30, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended April 30, 2007, 2006 and 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
August 17, 2007, except for Notes 11 and 13, which are dated as of October 18, 2007	Chartered Accountants

COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in Note 1 to the consolidated financial statements.  Our report to the directors dated August 17, 2007, except for Notes 11 and 13, which are dated as of October 18, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
August 17, 2007, except for Notes 11 and 13, which are dated as of October 18, 2007	Chartered Accountants

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

April 30, 2007 and 2006

(Stated in Canadian Dollars)

ASSETS	2007	2006
Current
Cash and cash equivalents	$ 3,599,908	$ 2,777,927
Accounts receivable	84,338	-
GST receivable	66,326	35,076
Prepaid expenses and deposits	61,776	11,876

	3,812,348	2,824,879

Property and equipment – Note 3	14,642,725	5,748,450

	$ 18,455,073	$ 8,573,329

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,178,028	$ 1,131,797
Due to a related party	-	5,000

	1,178,028	1,136,797

Asset retirement obligation – Note 4	250,482	26,325

	1,428,510	1,163,122

SHAREHOLDERS’ EQUITY

Share capital – Notes 5 and 11	21,714,570	6,635,943
Share subscriptions received – Note 11	582,490	1,428,650
Contributed surplus	1,531,650	172,260
Deficit	(6,802,147)	(826,646)

	17,026,563	7,410,207

	$ 18,455,073	$ 8,573,329

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 5 and 9

Subsequent Events – Note 11

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“ Christopher I. Dyakowski”	Director
Joseph H. Frantz Jr.		Christopher I. Dyakowski

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended April 30, 2007, 2006 and 2005 and

for the period from October 6, 2003 (Date of Inception) to April 30, 2007

(Stated in Canadian Dollars)

				October 6,
				2003 (Date of
				Inception) to
				April 30,
	2007	2006	2005	2007

Revenue
Oil and gas production	$ 181,877	$ -	$ -	$ 181,877
Interest	4,023	-	-	4,023

	185,900	-	-	185,900
Expenses
Accounting and audit fees – Note 6	110,375	35,750	25,000	174,139
Bank charges and interest	1,664	292	137	2,123
Consulting	374,542	-	-	374,542
Depletion, depreciation and accretion	82,774	-	-	82,774
Investor relations	146,926	-	-	146,926
Legal fees – Note 6	229,662	73,174	-	302,836
Management fees – Note 6	60,000	40,000	30,000	145,000
Office and miscellaneous – Note 6	18,447	18,953	2,783	45,077
Payroll – Note 6	245,470	-	-	245,470
Production costs	101,224	-	-	101,224
Regulatory and transfer agent fees	30,140	25,342	6,114	61,596
Rent	79,389	-	-	79,389
Stock-based compensation – Note 5	1,157,906	149,875	22,385	1,330,166
Travel and promotion	122,606	863	711	123,469

	2,761,125	344,249	87,130	3,214,731

Loss before other items:	(2,575,225)	(344,249)	(87,130)	(3,028,831)

Other items:
Write-down of oil and gas properties	(5,184,841)	-	-	(5,184,841)
Loss on disposal of equipment	-	(5,275)	-	(5,275)
Write-off of mineral property costs – Note 3	-	(367,765)	-	(367,765)

Loss before income taxes	(7,760,066)	(717,289)	(87,130)	(5,557,881)

Future income tax recovery – Note 8	1,784,565	-	24,654	1,784,565

Net loss for the year	$ (5,975,501)	$ (717,289)	$ (62,476)	$ (6,802,147)

Basic and diluted loss per share	$ (0.22)	$ (0.08)	$ (0.01)

Weighted average number of shares outstanding	27,423,741	9,224,940	5,766,899

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended April 30, 2007, 2006 and 2005 and

for the period from October 6, 2003 (Date of Inception) to April 30, 2007

(Stated in Canadian Dollars)

				October 6,
				2003 (Date of
				Inception) to
				April 30,
	2007	2006	2005	2007
Operating Activities
Net loss for the year	$ (5,975,501)	$ (717,289)	$ (62,476)	$ (6,802,147)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	(1,784,565)	-	(24,654)	(1,784,565)
Stock-based compensation	1,157,906	149,875	22,385	1,330,166
Loss on disposal of equipment	-	5,275	-	5,275
Write-off of mineral property costs	-	367,765	-	367,765
Write-down of oil and gas properties	5,184,841	-	-	5,184,841
Depletion, depreciation and accretion	82,774	-	-	82,774
Changes in non-cash working capital balances related to operations:
Accounts receivable	(84,338)	-	-	(84,338)
GST receivable	(31,250)	(27,248)	796	(66,326)
Prepaid expenses and deposits	(49,900)	(11,876)	-	(61,776)
Accounts payables and accrued liabilities	46,231	1,113,190	10,753	1,178,028
Asset retirement obligation	224,157	-	-	250,482
Due to a related party	(5,000)	2,325	-	-

	(1,234,645)	882,017	(53,196)	(399,821)
Investing Activities
Acquisition of equipment	(165,316)	(13,271)	-	(178,587)
Mineral property costs	-	(219,756)	(18,003)	(356,769)
Acquisition of oil and gas properties	(13,996,574)	(1,972,125)	-	(15,995,024)

	(14,161,890)	(2,205,152)	(18,003)	(16,530,380)
Financing Activities
Proceeds from issuance of common shares	17,064,676	2,154,752	469,940	19,940,619
Proceeds from disposal of equipment	-	7,000	-	7,000
Share subscriptions received	(846,160)	1,428,650	-	582,490

	16,218,516	3,590,402	469,940	20,530,109

Increase in cash and cash equivalents during the year	821,981	2,267,267	398,741	3,599,908

Cash and cash equivalents, beginning of the year	2,777,927	510,660	111,919	-

Cash and cash equivalents, end of the year	$ 3,599,908	$ 2,777,927	$ 510,660	3,599,908

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 7

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At April 30, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $6,802,147 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC and Unbridled Energy Ohio LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with banks and investments in short-term deposits with original maturities of less than three months.

c)

Foreign Currency Translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenues and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net earnings.

d)

Property and Equipment

i)

Capitalized Costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations.  Under this method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized into cost centres on a country-by-country basis.  Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and equipment costs.  Proceeds from the sale of properties are applied against capitalized costs and gains or losses are not recognized unless such sale would alter the depletion rate by more than 20%.

ii)

Depletion and Depreciation

Depletion and depreciation of petroleum and natural gas properties, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves as determined by independent engineers.  For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of 6,000 cubic feet of natural gas to one barrel of crude oil.

Office equipment is depreciated on a straight-line balance basis over its estimated useful life of 3 to 4 years.  Additions are depreciated at half the annual rate in the year of acquisition.

Leasehold improvements are amortized on a straight line basis over the life of the lease.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

d)

Property and Equipment – (cont’d)

iii)

Impairment Test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proven reserves.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proven plus probable reserves.  A risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying would be recorded as a permanent impairment.

The cost of unproved properties is excluded from the ceiling test and is subject to a separate impairment test.  Periodically management assesses the recoverability of unproved properties.  Impairment, if any, is added to the costs subject to depletion.

e)

Asset Retirement Obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the statement of operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

f)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of developing properties will be amortized on a unit of production basis and costs of abandoned properties written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with payments received in excess of costs on a property-by-property basis included as income in the statement of operations.  Write-downs due to impairment in value are charged to operations.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

g)

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect on future tax assets and liabilities of change in tax rates is recognized in operations in the period in which the change is substantively enacted.  A valuation allowance is recorded against a future income tax asset if it is more likely than not that the asset will not be realized.

h)

Flow-Through Shares

A portion of the Company’s exploration activities is financed through proceeds received from the issue of flow-through shares.  Under the terms of the flow-through share issues, the tax attributes of the related expenditures are renounced to the share subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the benefits renounced to subscribers.  The tax effect of the renouncement is recorded when the renouncement documents are filed with the Canada Revenue Agency and the corresponding exploration expenditures are incurred or are reasonably likely to be incurred within the permitted timeframe.

i)

Stock-Based Compensation

The Company uses the fair value method of accounting for options granted.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charge to earnings over the vesting period with a corresponding increase in the contributed surplus.  Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

j)

Joint Operations

Substantially all of the exploration and production activities of the Company are conducted jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

k)

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the ceiling test and unproved property impairment are based on estimates of gross proven reserves, production rates, oil and gas prices, futures costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 2

Significant Accounting Policies – (cont’d)

k)

Measurement Uncertainty – (cont’d)

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and the judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

l)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

m)

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer.  Interest income is recognized on a pro rata basis over the investment term.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 3

Property and Equipment

		2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$14,554,446	$69,113	$14,485,333
Leasehold improvements	120,563	5,742	114,821
Office equipment	44,753	2,182	42,571

	$14,719,762	$77,037	$14,642,725

		2006
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$ 5,748,450	$ -	$5,748,450

The Company did not capitalize any general and administrative costs during 2007 and 2006.  As at April 30, 2007, property and equipment includes the cost of unproved properties in Canada and the USA in the amounts of $12,292,156 and $553,229, respectively, which has been excluded from the depletion calculation and future capital costs of $224,157 have been included in the depletion calculation.  Salvage values are $Nil.

The Company applied the ceiling test to its capitalized assets at April 30, 2007 and determined that there was no impairment of costs.  For the purposes of the April 30, 2007, impairment test of property and equipment, the following benchmark prices were used:

	Oil	Natural Gas
	Reference	Reference
	(US$/bbl)	(US$/Mmbtu)

2008	66.95	8.23
2009	69.64	8.73
2010	64.89	8.13
2011	58.37	7.48
Thereafter inflation	Does not exceed 1.5% per year

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 3

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties:

a)

Canada Oil and Gas Properties

i)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  The Company shall pay 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company has also agreed to acquire a 30% working interest in another well.

ii)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement dated March 31, 2006, the Company secured the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve) West of Calgary, Canada.  The Company agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property.  During the year ended April 30, 2007, the Company paid $2,353,919 relating to the acquisition and paid $1,500,000 for drilling costs.

Management of the Company assessed the recoverability of this unproved property and determined a write-down totalling $5,184,841 was required for the year ended April 30, 2007.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  As consideration, the Company paid $1,501,125.  The property consists of 61 gross and approximately 51 net wells.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 3

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

b)

US Oil and Gas Properties – (cont’d)

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  As consideration, the Company paid $553,229.

Write-off of Mineral Property Costs:

During the year ended April 30, 2006, the Company abandoned its mineral property interests and recorded a loss on write-off of mineral property costs of $367,765.

Note 4

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	2007	2006

Asset retirement obligation, beginning of the year	$ 26,325	$ -
Liabilities incurred	219,127	26,325
Accretion	5,030	-

Asset retirement obligation, end of the year	$ 250,482	$ 26,325

The following significant assumptions were used to estimate the asset retirement obligations:

	2007	2006

Risk-free discount rate, adjusted for an inflation of 3%	6%	6%
Expected timing of cash flows	Estimated year a well becomes economic

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 5

Share Capital – (cont’d)

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2004	5,441,666	$ 251,251
Issue of shares for mineral properties - at $0.10	100,000	10,000
Issue of shares for cash - at $0.25	2,400,000	600,000
Issue of shares for agent’s commission	30,000	7,500
Share issue costs	-	(137,560)

Balance, April 30, 2005	7,971,666	731,191
Issue of shares for oil and gas properties – at $1.25	3,000,000	3,750,000
Issue of shares for cash:
Issue of share pursuant to exercise of warrants
- at $0.25	240,000	60,000
Private placement - at $0.425	4,957,500	2,106,938
Share issue costs	-	(12,186)

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	$ 21,714,570

c)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX.  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  During the year ended April 30, 2007, there were 1,110,500 shares released from escrow, leaving a balance of 1,110,500 shares held in escrow at April 30, 2007.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 5

Share Capital – (cont’d)

d)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  The options vest as to 12.5% on TSX Venture Exchange approval and 12.5% every three months thereafter until fully vested.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of April 30, 2007 and 2006 and the changes during the years then ended is as follows:

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2004	-	-
Granted	744,166	$0.25

Outstanding, April 30, 2005	744,166	$0.25
Surrendered	(744,166)	$0.25
Granted	650,000	$1.32

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

Outstanding, April 30, 2007	2,100,000	$1.33

Exercisable, April 30, 2007	1,141,528	$1.34

As at April 30, 2007, there are 2,100,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 11

Note 5

Share Capital – (cont’d)

d)

Commitments: – (cont’d)

i)

Stock-based Compensation Plan – (cont’d)

Number of Options	Exercise Price	Expiry Date

250,000	$1.32	March 13, 2008
400,000	$1.32	March 28, 2008
250,000	$1.41	May 14, 2011
700,000	$1.32	August 17, 2011
400,000	$1.32	September 5, 2011
100,000	$1.32	October 24, 2011

2,100,000

During the year ended April 30, 2007, stock-based compensation of $1,157,906 (2006: $149,875; 2005: $22,385)) was expensed by the Company and $201,484 (2006: $Nil; 2005: $Nil) was charged as share issue costs.

Assumptions used in determining the fair value of the options vested in the years are as follows:

	2007	2006	2005

Weighted average fair value of options granted	$0.99	$1.32	$0.25
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	91%	419%	35%
Risk-free interest rate	4.07%	2.88%	3.0%
Expected term in years	5 years	2 years	2 years

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 12

Note 5

Share Capital – (cont’d)

d)

Commitments: – (cont’d)

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	2,478,750	$0.80	-	$ -
Granted	18,286,255	$1.12	2,478,750	$0.80
Exercised	(15,000)	$0.80	-	$ -
Expired/cancelled	(2,463,750)	$0.80	-	$ -

Balance, end of year	18,286,255	$1.12	2,478,750	$0.80

At April 30, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

4,250,238	$1.65	May 9, 2007
959,762	$1.65	May 31, 2007
400,000	$1.31	September 19, 2008
5,477,720*	$1.00	December 13, 2008
558,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009

18,286,255

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 13

Note 5

Share Capital – (cont’d)

d)

Commitments: – (cont’d)

ii)

Share Purchase Warrants – (cont’d)

Assumptions used in determining the fair value of the warrants issued for finders’ fees of $104,365 during the year ended April 30, 2007, are as follows:

2007

Weighted average fair value of warrants issued	$0.17
Expected dividend yield	0.0%
Expected volatility	70%
Risk-free interest rate	3.98%
Expected term in years	2 years

Note 6

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	2007	2006	2005

Accounting fees	$ 4,000	$ 18,500	$ 6,000
Administration fees	34,800	-	-
Consulting fees	82,940	-	-
Deferred exploration costs	-	35,097	-
Legal fees	42,585	33,801	-
Management fees	60,000	40,000	30,000
Payroll	58,857	-	-
Share issue costs	-	-	26,086

	$ 283,182	$ 127,398	$ 62,086

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Note 7

Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.  The following transactions have been excluded from the statements of cash flows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 14

Note 7

Non-Cash Transactions – (cont’d)

-

During the year ended April 30, 2007, the Company issued 163,830 common shares valued at an average of $0.64 per share pursuant to a finder’s fee for a total value of $104,673.

-

During the year ended April 30, 2006, the Company issued 3,000,000 common shares valued at $1.25 per share for a total value of $3,750,000 pursuant to an oil and gas properties acquisition agreement.

Note 8

Income Taxes

At April 30, 2007, the Company has accumulated resource exploration expenses totalling $14,761,954 and has accumulated non-capital losses totalling $1,945,875, which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

2011	$ 20,958
2015	87,130
2026	228,662
2027	1,609,125

$ 1,945,875

The provision for income taxes in the statements of operations differs from the amount that would be computed by applying the expected tax rate to the loss before income taxes.  The expected tax rate used was 34%.  The principal reasons for differences between such expected income taxes and the amount actually recorded are as follows:

	2007	2006	2005

Expected income taxes recovery	$ 2,038,841	$ 242,946	$ 30,675
Add (deduct):
Stock-based compensation	(395,077)	(50,763)	(7,566)
Mineral properties written-off	-	(124,562)	-
Resource allowance	-	-	9,425
Share issue costs	93,687	9,636	8,792
Loss on disposal of equipment	-	(1,787)	-
Write-down of oil and gas properties	(1,769,068)	-	-
Valuation allowance	1,816,182	(75,470)	(16,672)

Future income tax recovery	$ 1,784,565	$ -	$ 24,654

Future income tax assets or liabilities on the balance sheets are comprised of temporary differences.  The significant components of the Company’s future tax assets (liabilities) are as follows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 15

Note 8

Income Taxes – (cont’d)

	2007	2006

Share issue costs	$ 365,872	$ 29,732
Exploration and development expenses	4,943,285	92,472
Non-capital losses	663,933	112,080

	5,973,090	234,284

Valuation allowance	(5,973,090)	(234,384)

	$ -	$ -

Note 9

Commitments

The Company has committed to annual rental payments for office premises as follows:

2007	$ 147,845
2008	228,898
2009	229,404
2010	241,116
Thereafter	495,087

$ 1,342,350

Note 10

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  At April 30, 2007 and 2006, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the accounts receivable are in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivables may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 16

Note 10

Financial Instruments – (cont’d)

c)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash, accounts receivable, and accounts payable are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

Note 11

Subsequent Events

Subsequent to April 30, 2007:

a)

The Company issued 2,735,000 units consisting of one common share and one share purchase warrant at $0.50 per unit pursuant to a private placement for gross proceeds to the Company of $1,367,500 and issued 150,000 flow-through common shares at $0.55 per share for gross proceeds of $82,500.  Each warrant entitles the holder thereof to purchase one common share at $0.85 per share and has a two year expiry except that if, during the term of the warrants, the shares of the Company close at a price at or above $1.85 per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants, such that they will terminate 30 calendar days after the Company exercises its option to accelerate the expiry date.  The Company has paid finder’s fees of $100,030 and issued 171,150 warrants to acquire common shares at $0.55 per share for a period of two years and with the same provisions for acceleration of the expiry date as the warrants forming part of the unit financing.  As at April 30, 2007, the Company received share subscriptions totalling $582,490 in respect to this private placement.

b)

The Company granted incentive share purchase options to consultants, employees, directors and senior officers to acquire 765,000 common shares at $0.75 per share expiring on July 17, 2012.

c)

The warrants for 4,250,238 common shares and for the 959,762 common shares, both exercisable at $1.65 per share, expired unexercised on May 9, 2007 and May 31, 2007, respectively.

d)

The Company entered into an employment agreement with an officer of the Company for compensation of US$130,000 per year.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 17

Note 12

Geographic Segments

The Company is organized into divisions by geographic area consisting of Canada and the United States.  All divisions derive revenue from oil and gas properties.

2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 181,877	$ 181,877
Net loss	$ (5,882,776)	$ (92,725)	$ (5,975,501)
Property and equipment	$ 12,434,694	$ 2,208,031	$ 14,642,725
Identifiable assets	$ 3,592,100	$ 220,248	$ 3,812,348

2006
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ -	$ -
Net loss	$ (717,289)	$ -	$ (717,289)
Property and equipment	$ 5,748,450	$ -	$ 5,748,450
Identifiable assets	$ 2,824,879	$ -	$ 2,824,879

2005
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ -	$ -
Net loss	$ (62,476)	$ -	$ (62,476)
Property and equipment	$ 147,013	$ -	$ 147,013
Identifiable assets	$ 518,488	$ -	$ 518,488

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

98

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 18

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

a)

Mineral Property Costs

Under Canadian GAAP, costs of mineral property exploration and development are deferred.  Both Canadian and US GAAP require long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

During the year ended April 30, 2006, management determined that there was impairment on the capitalized costs and terminated the option agreement on the mineral property.  Accordingly, the acquisition costs and exploration expenditures were written off.

b)

Oil and Gas Properties

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and the United States.  The principal difference is in the method of performing ceiling test evaluations under the full cost method.  Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis.  To calculate the amount of impairment, the future net cash flows of a cost center’s proved and probable reserves are discounted using a risk-free interest rate.

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs are discounted to present value at 10% per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets.

There is no GAAP difference for the year ended April 30, 2007 related to oil and gas assets.

c)

Flow-through Shares

Under US GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

There were no flow-through shares issued during the years ended April 30, 2006 and 2005.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 19

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

Flow-through Shares – (cont’d)

During the year ended April 30, 2007, the Company issued 7,246,800 flow-through shares for proceeds of $5,825,510.  As at April 30, 2007, a total of $595,250 had not been renounced, resulting in a year-end liability of $202,385.

d)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 20

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Recent Accounting Pronouncements – (cont’d)

The impact on the financial statements is as follows:

				October 6
				2003 (Date of
				Inception) to
	Years ended April 30,			April 30,
Statements of Operations	2007	2006	2005	2007

Net loss for the period per Canadian GAAP	$(5,975,501)	$(717,289)	$(62,476)	$(6,802,147)
Mineral property exploration expenditures	-	(220,569)	(4,813)	(325,634)
Property acquisition costs and exploration costs written-off	-	367,765	-	367,765
Future taxes related to flow-through shares	(202,385)	-	-	(202,385)

Net loss for the period under US GAAP	(6,177,886)	$(570,093)	$(67,289)	$(6,962,421)

Basic and diluted loss per share:
Canadian GAAP	$(0.22)	$ (0.08)	$ (0.01)

US GAAP	$(0.22)	$ (0.06)	$ (0.01)

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 21

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Recent Accounting Pronouncements – (cont’d)

				October 6,
				2003 (Date of
	Years ended April 30,			Inception) to
				April 30,
Statements of Cash Flows	2007	2006	2005	2007

Cash flows used in operating activities per Canadian GAAP	$(1,234,645)	$882,017	$(53,196)	$ (426,146)

Exploration expenditures incurred during the period	-	(220,569)	(4,813)	(325,654)

Cash flows from (used in) operating activities per US GAAP	(1,234,645)	661,448	(58,009)	(751,800)

Cash flows used in investing activities per Canadian GAAP	(14,161,890)	(2,205,152)	(18,003)	(16,504,055)

Mineral properties exploration expenditures	-	220,569	4,813	325,654

Cash flows used in investing activities per US GAAP	-	(1,984,583)	(13,190)	(16,178,401)

Cash flows provided by financing activities per Canadian and US GAAP	16,218,516	3,590,402	469,940	20,530,109

Increase in cash per Canadian and US GAAP	$821,981	$2,267,267	$398,741	$3,599,908

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 22

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Recent Accounting Pronouncements – (cont’d)

	April 30,
Balance Sheets	2007	2006

Total assets per Canadian GAAP	$ 18,455,073	$ 8,573,329

Total liabilities per Canadian GAAP	$ 1,428,510	$ 1,163,122
Future tax liability – flow-through shares	202,385	-

Total liabilities per US GAAP	1,630,895	1,163,122

Total shareholders’ equity per Canadian GAAP	17,026,563	7,410,207
Adjustments for US GAAP – Future taxes-flow-through shares	(202,385)	-

Total shareholders’ equity per US GAAP	16,824,178	7,410,207

	$ 18,455,073	$ 8,573,239

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corporation

Registrant

Dated: November 15, 2007	Signed: /s/ Joseph H. Frantz, Jr.
Joseph H. Frantz, Jr. President and CEO

#