Form 20-F
period 2007-12-31
Unbridled Energy CORP
filed 2008-06-30
CIK 1343576

DR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 30, 2007 to December 31, 2007

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           44,533,968

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  ____ N/A _X_

Index to Exhibits on Page 78

Unbridled Energy Corporation

Form 20-F Transition Report

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joseph H. Frantz, Jr.	President, CEO and Director	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

J. Michael Scureman	Chief Financial Officer	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

Michael J. O’Byrne	Vice-President, Land	320 Pump Hill Crescent SW Calgary, AB T2V 4M1

Robert P. Pryde	Vice-President, Exploration	38 Discovery Ridge Manor SW Calgary, AB T3H 5L9

Carmen Etchart	Corporate Secretary	15567 Marine Drive White Rock, B.C. V4B 1C9

Craig Steinke	Director and Chairman	15567 Marine Drive White Rock, B.C. V4B 1C9

Daniel J. O’Byrne	Director	800, 112-4th Avenue SW Calgary, AB T2P 0H3

Richard Day	Director	1100 M&T Center 3 Fountain Plaza, Buffalo, NY 14203

Robert Penner	Director	7014 Strathridge Gate SW Calgary, AB T3H 3R8

The Company’s auditor is BDO Dunwoody LLP, Chartered Accountants (“BDO”), 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada, V6C 2T7. BDO is a member of the Public Company Oversight Board of the United States (“PCAOB”). Effective January 1, 2008, BDO merged with Amisano Hanson, Chartered Accountants, the Company’s auditors since August 15, 2005. The prior auditor was Minni Clark & Company, Certified General Accountants, 1104 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. There were no disputes between the prior auditor and the Company.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Unbridled”, “Unbridled Energy”, “the Company”, “Issuer” and “Registrant” refer collectively to Unbridled Energy Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The Company changed its fiscal year-end from April 30 to December 31, effective May 1, 2007. The selected financial data of the Company for the 8 Month Period ended December 31, 2007 was derived from the consolidated financial statements of the Company which have been audited by BDO Dunwoody LLP, Charted Accountants. The data for the Years Ended April 30, 2007, 2006 and 2005 was derived from the consolidated financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 19 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Eight Month				Period from
	Period	Year	Year	Year	Date of
	Ended	Ended	Ended	Ended	Incorporation to
	12/31/07	4/30/07	4/30/06	4/30/05	4/30/04

Oil and Gas Revenue	$193	$181	$0	$0	$0
Net Income (Loss)	($5,365)	($5,975)	($717)	($62)	($46)
Net Income (Loss) Per Share	($0.12)	($0.22)	($0.08)	($0.01)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Average Shares (000)	43,469	27,423	9,224	5,766	3,847
Working Capital	($1,435)	$2,523	$1,688	$497	$110
Mineral Properties	$0	$0	$0	$147	$119
Oil and Gas Properties	$17,627	$14,642	$5,748	$0	$0
Long-Term Debt	$3,055	$0	$0	$0	$0
Shareholder’s Equity	$13,840	$17,026	$7,410	$644	$204
Total Assets	$20,448	$18,455	$8,573	$665	$239

US GAAP Net Loss	($5,365)	($5,975)	($569)	($67)	($147)
US GAAP Loss Per Share	($0.12)	($0.22)	($0.06)	($0.01)	($0.04)
US GAAP Wtg. Avg. Shares	43,469	27,423	9,224	5,766	3,847
US GAAP Equity	$13,610	$16,824	$7,410	$539	$204
US GAAP Total Assets	$20,448	$18,455	$8,573	$560	$121
US GAAP Mineral Properties	$0	$0	$0	$0	$0
US GAAP Oil and Gas Properties	$17,627	$14,642	$5,748	$0	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low

Eight Months Ended 12/31/07	$1.02	$1.16	$0.95
Fiscal Year Ended 4/30/07	$1.14	$1.18	$1.10
Fiscal Year Ended 4/30/06	$1.18	$1.27	$1.12
Fiscal Year Ended 4/30/05	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43

Three Month Ended 3/31/08	$1.03	$0.97
Two Months Ended 12/31/07	$1.02	$0.92
Three Months Ended 10/31/07	$1.08	$0.95
Three Months Ended 7/30/07	$1.11	$1.04
Three Months Ended 4/30/07	$1.19	$1.11
Three Months Ended 1/31/07	$1.19	$1.13
Three Months Ended 10/31/06	$1.14	$1.11
Three Months Ended 7/31/06	$1.14	$1.10
Three Months Ended 4/30/06	$1.17	$1.12
Three Months Ended 1/31/06	$1.20	$1.14
Three Months Ended 10/31/05	$1.22	$1.16
Three Months Ended 7/31/05	$1.27	$1.20

Three Months Ended 10/31/04	$1.33	$1.22
Three Months Ended 7/31/04	$1.40	$1.31
Three Months Ended 4/30/04	$1.37	$1.31
Three Months Ended 1/31/04	$1.33	$1.27

May 2008	$1.02	$0.98
April 2008	$1.03	$1.00
March 2008	$1.03	$0.98
February 2008	$1.02	$0.97
January 2008	$1.03	$0.99
December 2007	$1.02	$0.98

The exchange rate was $0.99 on May 30, 2008.

Statement of Capitalization and Indebtedness

Not Applicable

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

The Oil and Gas Industry is Highly Competitive, and If Unbridled is Unsuccessful in Competing With Other Oil and Gas Companies, It Would Negatively Effect the Company’s Ability to Operate:

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

The Company’s Operations are Subject to Substantial Environmental Regulations Which Could Have a Negative Effect on the Company’s Operations and Financial Condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

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

Risks Associated with the Financing of the Company

The Company has a History of Net Losses and a Working Capital Deficit. The Company Will Require Financing to Complete its Business Plan:

The Company has had a history of net losses since October 6, 2003 (date of incorporation). For the 8-month Transition Period, the Company had a net loss of $5,365,035; In the fiscal year ended April 30, 2007, the Company had a net loss of $5,975,501; in the fiscal year ended April 30, 2006, the Company had a net loss of $717,289; and in the fiscal year ended April 30, 2005, the Company had a net loss of $62,476. The cumulative net loss from date of incorporation to December 31, 2007 was $12,167,182.

The Company intends to carry out exploration and development operations on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company has only limited oil and gas production, and  the Company has no history of earnings or positive cash flow from operations.  As of December 31, 2007, the Company had negative working capital of ($1,435,650), although subsequent to the end of the period the Company sold 19,964,350 common share units for gross proceeds of $5,989,305 and 5,435,300 flow-through common shares for gross proceeds of $1,793,649.

The Company anticipates requiring additional funding to fulfill its ongoing exploration and development plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations, including forcing to the Company to cease operations altogether

Unbridled’s Auditors Have Expressed a “Going Concern” Opinion:

The Company’s auditor has included a “going concern” opinion in its audit report to Unbridled’s consolidated financial statements for Transition Period ended December 31, 2007 and for the fiscal year ended April 30, 2007. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, and expectaions for Unbridled to incur futher losses as it develops its business. The auditor believes that the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the ncessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

Dilution Through the Exercise of Currently Outstanding Common Stock Options and Warrants Could Adversely Affect Unbridled Stockholders:

Because the success of Unbridled is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of May 23, 2008, there were 2,265,000 share purchase options outstanding, which, if exercised, would result in an additional 2,265,000 common shares being issued and outstanding.

The Company has issued common share purchase warrants as a component of common share units in several private placements. It has also granted warrants as finders’ fees and agent commissions for the placement of these units and shares. As of May 23, 2008, Unbridled had 27,625,630 common share purchase warrants outstanding that, if exercised would result in an additional 27,625,630 common shares being issued and outstanding.

If all the currently outstanding options and warrants were exercised, it would result in the issuance of 29,840,630 additional common shares. The exercise of a portion or all of these currently outstanding options and warrants would cause significant dilution to the Company’s common shareholders.

Risks Relating to an Investment in the Securities of the Company

The Company has a Dependence on Key Personnel Whose Loss or Unavailability Would Harm the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel, including Joseph H. Frantz Jr., President and CEO, Robert J. Pryde, Vice-President, and J. Michael Scureman, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term, and the Company maintains no “Key Man” Insurance. As the Company’s operations expand, additional general management resources will be required,. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

Certain Officers and Directors May Have Conflicts of Interest:

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other oil and gas exploration and production companies.  While the Company was engaged in the business of exploiting petroleum properties, such associations may have given rise to conflicts of interest from time to time.  These officers and directors with potential conflicts include Daniel O’Byrne, who is executive vice-president and COO of Provident Energy Trust which owns producing oil and gas properties; Robert Penner, who is a director of several public oil and gas and energy companies;  and Craig Steinke, who is President of Reconnaissance Energy Corporation, which is an oil and gas property acquisition and finance company. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  These conflicts could have a negative effect on the Company’s current and future operations.

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
Sewickley, Pennsylvania USA 15143

Telephone: (724) 934-2340

Fax: (724) 934-2355

The Company maintains a record office in Vancouver located at:

c/o Bull, Housser & Tupper LLP,

3000 Royal Centre,

1055 West Georgia Street,

Vancouver, BC  V6E 3R3

Fax: (604) 641-4949

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

The Company's fiscal year ends December 31st. Prior to May 1, 2007, the Company’s fiscal year-end was April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "UNE".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2007, the end of the 8-month transition period, there were 44,533,968 common shares issued and outstanding and no preferred shares issued and outstanding. As of June 4, 2008, there were 69,933,618 common shares issued and outstanding.

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

The Company presently has three wholly-owned subsidiaries: Unbridled Energy USA Inc. which was incorporated in Pennsylvania; Unbridled Energy New York LLC; and Unbridled Energy Ohio LLC. These subsidiaries were incorporated to hold the assets of the Company’s United States oil and gas projects which are currently located in New York and Ohio.

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

In March 2006, the Company entered into a second agreement with Reconnaissance Energy Corp. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation (now known as Canadian Phoenix Resources Corp.) on approximately 30,000 contiguous acres located on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. Under the Agreement, the Company agreed to reimburse Arapahoe one-half of the actual costs incurred and paid by Arapahoe to acquire the leasehold rights and farm-in agreements up to a maximum $2,000,000 net to the Company. Upon completion of its due diligence, the Company agreed to pay Arapahoe $1,000,000 cash as an advance on the reimbursement requirement. The Company also agreed to pay one-half of the cost incurred by Arapahoe for a 3-D seismic program and will drill two test wells to test and core coals for coal-bed methane potential. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000.

In March 2007, the Company finalized the acquisition of a 50% interest in 13,280 gross acres of oil and gas leases located in Chautauqua County, New York. The property contains 61 gross gas wells. In consideration for its interest, the Company paid $1,501,125.

Under an agreement dated March 2007, and as amended in May 2007, the Company completed the acquisition of a 100% Working Interest in 15,247 acres located in Jackson County, Ohio. This property is undeveloped oil and gas exploration lands, and was acquired for $553,229.  An additional approximately 7,500 net acres was acquired in the area during the period ended December 31, 2007. In December 2007, the Company announced that it had signed a joint-venture agreement with Equitable Production Company. The agreement calls for Equitable to drill, complete and test three horizontal wells on the Company’s property in order to earn a 50% working interest in Unbridled’s 100% holdings. The agreement also includes an Area of Mutual Interest (“AMI”) over a four township area, where any land owned or acquired by either Unbridled or Equitable would be subject to the joint-venture agreement. The AMI has since been expanded to encompass about eleven townships, and leasing of land within the AMI for the joint-venture is underway.

The Company also announced in December 2007 that it had completed the transaction for two existing wells in Ohio and an option to purchase an additional 2,000 acres, for US$28,000. The transaction also includes pipeline access to sell gas from a portion of the Company’s Ohio lands. The wells and acreage acquired under this transaction were rolled into the joint-venture agreement with Equitable.

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

Company Subsidiaries

As of December 31, 2007, the Company had three wholly owned subsidiaries. These are Unbridled Energy USA Inc., Unbridled Energy New York LLC, and Unbridled Energy Ohio LLC.

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

In August 2006, the Alberta Government made revisions to its royalty programs and tax structure. These changes were made due to the historically high oil and gas prices as well as the determination that the objectives of the programs have now been met. Other programs have been revised, including the Deep Gas Royalty Holiday program; the Low Productivity Well Royalty Reduction Program; the Reactivated Well Royalty Exemption Program; and the Horizontal Re-entry Royalty Reduction program. The majority of the changes to these four programs took effect on September 1, 2007.

During 2007, the Alberta Government began a review of its royalty regime with the intent of increasing royalties paid by oil and gas producers within the Province. Based upon information released to the industry by the Government, Unbridled’s management has examined the proposed changes to the Alberta royalty schedule. Management believes the new schedule will be very similar to the old schedule in regards to the Company’s existing Alberta properties and targeted production. Therefore, the Company does not believe the new schedule will have a significant adverse economic effect on the Company’s Alberta operations.

The Company

Oil and Natural Gas Properties

The Company currently has an interest in oil and gas properties in four areas. The Company’s properties and its interest in each is as follows:

Alberta Properties

Chambers Property

The Chambers Property is located in the Ferrier area of West Central Alberta. The property currently consists of 12,160 acres gross (3,888 net), and the Company has an option on an additional 1,920 acres. Unbridled is the operator of the property.

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

The Company currently has a 32.49% Working Interest in the Chambers 3-17-41-11 W5M well (“3-17”), which was drilled to the depth of 3,349 meters. The well is classified as a tight gas sands well, and has been cased and completed in multiple formations for natural gas and condensate production. The well was put into test production on November 7, 2007 and produced gas and condensate sporadically in November and December as a result of hydrates forming in the tubing and around the production facility. A choke was installed down hole in late December and allowed the well to produce continuously in January and most of February. Through March 2008 the well produced 55,844 mcf gross (18,143 mcf net) and 2,133 bbls gross (693 bbls net) of condensate and other hydrocarbon liquids. The gas and condensate has been sold into the ConocoPhillips Canada local pipeline system. The reserves from the 3-17 well will be estimated by a third-party after the well flows into the sales line for several additional months.

The Chambers 7-18-41-11 W5M well (“7-18”) was drilled on the property prior to the Company acquiring its interest. It was shut-in as a potential gas well, although the Company and its partners have now completed testing.  The Company has decided to defer laying pipeline to the 7-18 well and is evaluating several different completion options to improve the economics of the well. Current plans call for temporarily isolating the current Elkton completion and perforating and stimulating a new shale interval during the 3rd Quarter of 2008.

The Company and its partners licensed two additional test wells. The first, known as 16-21-41-11 W5M (“16-21”). 16-21 was spudded at the end of August 2007 after the completion of a 6 kilometer road and was positioned using data from the use of 3D seismic and the 3-17 well results. The well was drilled to the top of the Shunda formation to a depth of 3,290 meters and encountered multiple gas bearing formations, with the gas bearing sands and sale encountered in the well as potential additional future targets. After logging, a production liner was run and cemented. In December, the Elkton formation was perforated and flow-tested for one day before being shut-in for a mandatory multi-week pressure buildup test. Based upon the flow and buildup data, the Elkton contains a large volume of gas in place, but lower permeability, and thus will require stimulation treatment to justify laying a 4-mile pipeline for production. The Company’s joint-venture partner must either raise funds for its share of the costs, or sell its interest, before any further work is performed. The Company is in discussions with third party mid-stream pipeline companies to pay for and install the pipeline as the pipeline will serve as a gathering line for future wells.

The Company has a 58.5% Working Interest in the 16-21 well and, with the completion of the drilling of the well, has earned an interest in an additional 3 sections of land as well as an option to earn an interest in the remaining three sections (1,920 acres) with the drilling of a second option well. The second well, Chambers 5-15-41-11 W5M, has now been licensed.

Current and Anticipated Work

Based upon the success of the 3-17 well, additional drilling opportunities exist on the property. Additionally, a new organic shale formation has been discovered which is present across the entire Chambers property. This formation may be tested by the Company in 2008.

During the last 2 months of 2007, the Company’s major Chambers property joint-venture partner, Altima Resources Ltd. (“Altima”), failed to perform financially with regards to its obligations under signed authorizations for expenditures. This has resulted in the Company being owed approximately $1.8 million from Altima as of March 31, 2008. The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the 3-17 well and initiating a legal action to sell Altima’s interest in the property to reduce the receivable. Altima’s financial difficulties have resulted in a large increase in accounts payable in the Company, as well as increased borrowing on the line of credit, as the Company must pay for both its and Altima’s obligations for any action taken on the project.

Tsuu T’ina First Nation Reserve Project

The Tsuu T’ina property is located on the Tsuu T’ina First Nation Reserve, southwest of and adjacent to the city limits of Calgary, Alberta. The Company currently has a 50% interest in 4,480 acres (2,240 acres net).

The right to earn a 50% WI was acquired by the Company through a assignment and assumption agreement with Reconnaissance Energy dated March 31, 2006. Reconnaissance assigned to the Company the right to earn the interest in the property through an agreement it had signed with Arapahoe Energy, now known as Canadian Phoenix Resources Corp. (“CPR”), a non-related party, dated March 3, 2006. Under that agreement, the Company could acquire a 50% working interest in leasehold rights and farm-in agreements on the petroleum and natural gas rights held by Arapahoe by:

a)

Reimbursing CPR for 50% of the actual costs incurred and paid by CPR to acquire or farm-in the acreage up to a maximum gross amount of $4,000,000 ($2,000,000 net to Unbridled). Upon completion of its due diligence, Unbridled would pay $1,000,000 to CPR in the form of an advance on the required reimbursement;

b)

the Company will assume and pay 50% of the actual cost incurred by CPR on the 3-D seismic program initiated by CPR which was estimated to cost approximately $2,900,000 ($1,450,000 net to Unbridled);

c)

the Company will fund and drill two wells to test and core the Horseshoe Canyon coals present on the property for the purposes of testing for Coalbed Methane potential;

d)

Upon completion of the above requirements, the Company will either:

i)

pay CPR any balance owing for the reimbursement of property costs to a maximum of $1,000,000; or

ii)

Pay CPR’s share of drilling costs incurred by CPR with respect to joint wells drilled by Unbridled and CPR on the project subsequent to the Company funding and drilling the 2 Horseshoe Canyon coals test wells. The payments will be such an amount paid until the costs paid equals the balance owed by Unbridled to CPR for the reimbursement of property costs.

The above conditions have been met, and the Company earned a 50% WI in the property, and the Company and CPR are equal participants in the project which will is subject to a non-convertible overriding royalty payable to Tsuu T’ina Energy Co. of 3.5%, and a 3% non-convertible overriding royalty payable to Owl Energy Ltd. The entire area contained within the Tsuu T’ina lands of approximately 69,000 acres is an Area of Mutual Interest (“AMI”) of 50-50 between CPR and Unbridled. This AMI will terminate one year following either the rig release date of the last drilled test well, or December 31, 2007, whichever is later.

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

The Company drilled 3 wells on the property, and testing determined they were uneconomic. After an evaluation of the potential of the Tsuu T’ina property, Unbridled’s management determined that the development cost of the property exceeded the estimate of the fair market value. Therefore, the Company recorded a write down of the property of $5,184,841 in the fiscal year ended April 30, 2007. During the 8 month transition period ended December 31, 2007, the Company abandoned the project after determining that no further work was justified.  A write-down of $2,080,041 was recorded as of December 31, 2007, which was the remaining capitalized balance on the project.

The Company has initiated legal action against CPR as the operator and co-joint venture participant in the Tsuu T’ina prospect. The purpose is to obtain a complete accounting of all joint interest billings and to recover funds owed to the Company by CPR, estimated to be between $350,000 and $1,300,000, as a result of project account billing discrepancies. Because CPR has refused to provide the Company with a full accounting of the Tsuu T’ina project, the exact amount owing is not able to be confirmed. CPR has denied the claim.

United States Properties

Chautauqua Lake Properties, New York

In March 2007, the Company acquired a 50% interest in 13,280 gross acres (6,337 net acres) located in Chautauqua County, New York, from Linn Energy. At the time of acquisition, the property contained 61 (approximately 51 net) producing wells, with total production of approximately 300 mcfd gross, 150 mcfd net. In consideration of its acquisition of the 50% interest, the Company paid $1,501,125. The remaining 50% interest is held by HH Allegiance Energy Fund LLP, and Unbridled is the operator of the project.

Of the 61 wells on the property at the time of acquisition, 56 were producing and 5 were shut-in. These wells were largely drilled and stimulated in the 1980’s. The wells produce gas largely from the Whirlpool and Medina tight gas sands formations at depths between 3,000 to 4,000 feet. Two of the wells produce from the shallower Bass Island trend, which is a naturally fractured carbonate formation that produces both oil and gas.

The Company has completed workovers on 12 wells to improve production from existing completed intervals. Due to the property’s location, natural gas production commands an approximate $0.40 to $0.80 per Mscf/d premium to the posted NYMEX Henry Hub Natural Gas price. However, pipeline shut-ins and high line pressures restricted production during the summer of 2007. The Company will by-pass the line restrictions in one area by laying new pipe and connecting to the Tennessee system, which will allow the wells to produce year-round.

During the eight months ended December 31, 2007, the property produced 77,438 gross mcf (24,222 mcf net) and 157 bbls of oil gross (66.92 net). During the first three months of calendar 2008, the property produced 25,500 gross mcf (10,300 mcf net) of natural gas and 300 bbls of oil gross (130 net).

The Company contracted with Schlumberger Data & Consulting Services (“DCS”) to prepare a reserves report on the Chautauqua Lake property. DCS’s report evaluated the property’s oil and natural gas reserves as of December 31, 2007.

Chautauqua Lake Oil and Gas Reserves

Constant Prices and Costs

As of December 31, 2007

	Light and Medium Oil		Natural Gas
	Gross (Mstb)	Net (Mstb)	Gross (mmcf)	Net (Mmcf)
Proved Developed Producing	1.01	0.43	1,377.16	585.29

Proved Developed Non-Producing	19.20	8.16	1,148.40	488.07

Proved Undeveloped	0	0	4,682.58	1,990.10

Total Proved	20.21	8.59	7,208.14	3,063.46

The Company intends to increase production from the property through sound operational practices as well as the drilling of additional wells via offsets and down spacing. Existing wells may be restimulated and will utilize the latest fracturing and imaging technologies. Six new wells have now been drilled into the Medina tight gas sand formations and been successfully hydraulically fracture stimulated. Three of the wells are now producing into line, of which the first well is producing at restricted rates of greater than 100 Mscf/d with good pressure. The other three wells are expected to be tied in shortly, with further production testing in line. Additional wells are being permitted for drilling in Ellery and Villenova Townships during 2008.

One of the new wells involved a project with Schlumberger Data & Consulting Services sponsored by the New York State Energy Research and Development Authority, to acquire new micro-seismic data to image the created hydraulic fracture. The project successfully collected new reservoir and hydraulic fracture information from the Grimsby, Whirlpool, and Devonian shales in Chautauqua County. This new data will be used to optimize future hydraulic fracture treatments in view of enhancing production, as these formation in this region of New York State have not been characterized significantly. Based upon the project results, Unbridled plans to test the Marcellus and Geneseo shales in its Ellery and Villenova Township properties.

Property-wide geological, reservoir, completion, and stimulation studies have been completed for the property. The Company’s 2008 budget calls for the drilling of a total of 20 new wells on the project (7.5 wells net), and 4 well recompletion (2 wells net).

The Company is also expanding its current land position. Leasing operations are underway on approximately 1,000 acres, where the average Net Revenue Interest for the Company will be approximately 87.5%

The Company is also continuing to negotiate the purchase of a 50% working interest in 22 additional existing wells, and the deep rights to the Company’s existing 13,280 acres, with an additional 960 acres of mineral rights. These deep rights were not included in the original purchase and offers additional potential in new tight gas sands and shales under the acreage.

Jackson County Properties, Ohio

Under an agreement dated in March 2007, and as amended in May 2007, the Company acquired a 100% Working Interest in 15,427 acres net (15,780 acres gross) located in Jackson County, Ohio. The consideration for the purchase of the interest was $553,229. In the period ended December 31, 2007, the Company acquired approximately 7,500 additional net acres in the region. Two existing wells in the vicinity of the Company’s original purchased acreage was also acquired by Unbridled from an unrelated company. The purchase included the two existing wellbores, access into a local pipeline and an option to acquire 2,000 acres, which increased the Company’s holdings in the area to approximately 25,000 acres. These wells were rolled into the Equitable joint-venture as described below, and included the Dempsey #D4-4 well, which is being completed as one of the joint-venture’s horizontal test wells into the Devonian shale.

As of December 31, 2007, Unbridled has incurred acquisition costs on the property of $889,738.

The Company also has the right of first refusal to continue purchasing additional acreage in an Area of Mutual Interest. Currently, the Company has a 100% working interest in approximately 25,000 acres in Jackson County; However, the Company’s acreage is subject to a joint-venture and Area of Mutual Interest Agreement with Equitable Production Company, a unit of Equitable Resources Inc., who can earn a 50% working interest in the Company’s Ohio acreage by drilling, fracturing, and flow testing three wells.

Jackson County, Ohio

WILLIAMS
FULTON
LUCAS
OTTAWA
LAKE
ASHTABULA
DEFIANCE
HENRY
WOOD
SANDUSKY
ERIE
LORAIN
CUYAHOGA
GEAUGA
TRUMBULL
PAULDING
PUTNAM
HANCOCK
SENECA
HURON
MEDINA
SUMMIT
PORTAGE
MAHONING
VAN WERT
ALLEN
WYANDOT
CRAWFORD
RICHLAND
ASHLAND
WAYNE
STARK
COLUMBIANA
MERCER
AUGLAIZE
HARDIN
MARION
HOLMES
CARROLL
TUSCARAWAS
MORROW
KNOX
JEFFERSON
SHELBY
LOGAN
UNION
DELAWARE
COSHOCTON
HARRISON
DARKE
MIAMI
CHAMPAIGN
LICKING
GUERNSEY
BELMONT
MUSKINGUM
CLARK
MADISON
FRANKLIN
PREBLE
MONTGOMERY
GREENE
FAYETTE
PICKAWAY
FAIRFIELD
PERRY
NOBLE
MONROE
MORGAN
BUTLER
WARREN
CLINTON
HOCKING
WASHINGTON
ROSS
ATHENS
HAMILTON
CLERMONT
HIGHLAND
VINTON
PIKE
MEIGS
JACKSON
BROWN
ADAMS
SCIOTO
GALLIA
LAWRENCE

The property is classified as undeveloped, with Devonian shale reservoirs and Clinton tight gas sands as natural gas targets. The primary shale target is located at a depth of less than 1500 feet, so drilling and completion costs are expected to be reasonable.

The Company has signed an agreement with Equitable Production Company (“Equitable”), a unit of Equitable Resources, Inc., for Equitable to be a joint-venture partner in the project. Unbridled has agreed to sell a 50% Working Interest to Equitable on the conditions that Equitable drills, completes, and production tests three horizontal wells into the Devonian Shale. The three well program is currently underway, with the first well, Rapier #DI-16, spudded on April 24, 2008 and drilled to a total depth in 5 days. The second and third wells, S&D Enterprise #D3-30 and Dempsey #D4-4, have also finished drilling. The wells were completed in the Lower Huron Formation of the Devonian Shales, and stimulated using either seven or eight hydraulic fractures treatments. They are currently being flow tested.

By drilling, fracturing, and flow testing the three wells, Equitable will earn a 50% working interest in the Company’s Ohio acreage. If the project proves to be economic, the joint-venture could drill between five and ten additional wells in 2008. The Company and Equitable have also joined in an 11 township Area of Mutual Interest (“AMI”), where any land owned or acquired by either Unbridled or Equitable would be subject to the joint-venture agreement. Leasing of land within the AMI to increase the acreage under the joint-venture is underway.

Acquisition of Additional Oil and Gas Properties

The Company is currently investigating the acquisition of additional unconventional shale oil and gas exploration projects within the Appalachian and Western Canadian Sedimentary Basins. In the Appalachian Basin, the Company is in negotiations on possible deals for projects in Pennsylvania, West Virginia, and Ohio. These structure of these potential deals include either leasing new acreage and possibly joint-venturing with other companies, or joint-venturing with companies with existing acreage who desire a partner to offset the risk inherent in new plays or desire to earn an interest by drilling new wells.

Production and Reserves

As of December 31, 2007, the Company’s had producing natural gas wells and shut-in oil wells located in New York State and in Alberta, Canada. The Company’s wells at the end of the eight month period ended December 31, 2007 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	0	0	62.0	29.87
Shut-In	2.0	1	4.0	1.60
TOTAL	2.0	1	66.0	31.47

During the eight month period ended December 31, 2007, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	-	-	-	-
Natural Gas	1.0	0.28	-	-
Dry Wells	-	-	-	-
Service Wells	-	-	-	-

Total Wells	1.0	0.28	-	-

The following is the Company’s total net oil and gas production for the eight month period ended December 31, 2007, and the fiscal year ended April 30, 2007. The Company had no production in prior years.

Eight Month Period Ended Dec. 31, 2007	Natural Gas Oil Natural Gas Liquids	24,222 Mcf 66.92 bbls -

Year Ended April 30, 2007	Natural Gas Oil Natural Gas Liquids	21,880 Mcf - -

The following table includes the average prices the Company received for its production for the eight month period ended December 31, 2007, and the fiscal year ended April 30, 2007:

	Eight Months ended Dec. 31, 2007	Fiscal year ended April 30, 2007

Oil	$87.17/bbl	N/A
Natural Gas	$ 7.15/mcf	$ 7.00/Mcf
Natural Gas Liquids	N/A	N/A

The following is the Company’s oil and gas reserve estimates as of December 31, 2007 and April 30, 2007. The Company had no reserves in the prior fiscal years. These estimates are from an independent resource calculation prepared by Schlumberger Data & Consulting Services, based on constant prices and costs. All of the Company’s reserves as of December 31, 2007 and April 30, 2007 were located in Chautauqua Lake, New York.

	Unbridled’s Remaining Reserves as of December 31, 2007.
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	1.01	0.43
Natural Gas (Mmcf)	1,377.16	585.29
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	19.20	8.16
Natural Gas (Mmcf)	1,148.40	488.07
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4,682.58	1,990.10
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	20.21	8.59
Natural Gas (MMcf)	7,208.14	3,063.46
Natural Gas Liquids (Mbbl)	-	-

	Unbridled’s Remaining Reserves as of April 30, 2007.
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (Mmcf)	1,241.99	527.84
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	29.10	12.37
Natural Gas (Mmcf)	920.79	391.33
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4.713.71	2,003.33
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	29.10	12.37
Natural Gas (MMcf)	6,876.49	2,922.50
Natural Gas Liquids (Mbbl)	-	-

The Company’s landholdings as of December 31, 2007 were as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Chambers – Alberta	10,496	3,209	1,920	679	12,416	3,888
Tsuu Tina – Alberta	4,480	2,240	-	-	4,480	2,240
Total – Alberta	14,976	5,449	1,920	679	16,896	6,128

New York	-	-	13,341	6,337	13,341	6,337
Ohio	23,975	23,975	-	-	23,975	23,975

Total	38,951	29,424	15,261	7,016	54,212	36,440

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 19 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $0.99 as of December 31, 2007 and as of May 30, 2008.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance or bank loans in the next several years, as the Company’s oil and gas properties will require funds for exploration and development. The timing of such offerings or loans is dependent upon the success of the Company’s exploration programs and the addition of new properties, as well as the general economic climate.

Subsequent to the end of the eight month transition period ended December 31, 2007, the Company completed a private placement of its common shares and warrants. Under the placement, the Company issued 19,964,350 common share units consisting of one common share and one-half share purchase warrant at a price of $0.30 per unit for gross proceeds of $5,989,305. The Company also issued 5,435,300 flow-through common shares at a price of $0.33 per share for gross proceeds of $1,793,649.

Results of Operations

Eight Months ended December 31, 2007

During the period ended December 31, 2007, the Company began test production on the 3-17 well at Chambers, and completed drilling the 16-21 well. In New York, the Company began the workover program on existing wells, and completed a field-wide geologic, reservoir, completion and stimulation study, which will establish the most effective technology for the ongoing development of the existing reserves and locations for the first group of new wells. In Ohio, the Company signed a joint-venture and AMI agreement with Equitable to partner on three horizontal test wells, which can earn Equitable a 50% interest in the Company’s acreage.  On the Tsuu T’ina First Nation Reserve property, the Company abandoned the project as a result of unsuccessful exploration and wrote-off the remaining capitalized costs associated with the project.

The net loss for the eight month period was ($5,365,035), or ($0.12) per share. The loss included a write-down of oil and gas properties of ($2,080,341) related to abandonment of the Tsuu T’ina property in Alberta.

The Operating Loss for the period was ($3,284,694). The largest component of the loss was Stock-based Compensation of ($897,088) which was due to the granting stock options to officers and directors. Other large expenses were Accounting and Audit Fees of ($91,435), Legal Fees of ($157,969), and Consulting of ($390,076) due to the recent acquisitions; Depletion, Depreciation and Accretion, which was ($127,889) and Production Costs of ($152,398), both of which were higher than the full fiscal year ended April 30, 2007 due to greater oil and gas production volumes; Interest and Finance Fees totaled ($141,313) which was due to the Company’s borrowings under the line of credit; Financial Marketing was ($309,923), Investor Relations totaled ($109,721), and  Professional Fees of ($176,153), which were higher due to work related to the private placement of units and flow-through shares which was completed after the close of the period; Payroll and Benefits totaled ($483,113) and Office and miscellaneous was ($104,991) due to the Company’s increased activities; Rent rose to $123,088 as the Company had offices in Pennsylvania and Alberta for the entire period; and Travel and Promotion totaled ($163,066) due to higher travel requirements to support the new acquisitions.

During the period Unbridled had revenue from Oil and Gas Production of $192,654, which was from production from the Chautauqua Lake property. The Company also had Interest Income of $17,496 derived from the Company’s cash balances.

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

The net loss for the year was ($5,975,501), or ($0.22) per share, compared to a net loss of ($717,289), or ($0.08) per share in the prior year ended April 30, 2006. In the current year, the loss included a write-down of oil and gas properties of ($5,184,841) related to the impairment of the Tsuu T’ina property in Alberta, which was partially offset by a Future Income Tax Recovery of $1,784,565. In the prior year, the net loss included Loss of Disposal of Equipment of ($5,275) and the Write-off of Mineral Property Costs of ($367,765) as the Company exited the mineral exploration business.

The Operating Loss for the year ended April 30, 2007 was ($2,575,225) compared to an Operating Loss of ($344,249) in 2006. The significant loss was due to an increased level of corporate activity as well as the acquisition of new properties in the current year. The significant component of the loss was Stock-based Compensation of ($1,157,906) which was due to the granting stock options to officers and directors. Other large changes in expenses occurred in Accounting and Audit Fees, which rose to ($110,375) from ($35,750) and Legal Fees, which rose to ($229,662) from ($73,174), due to the recent acquisitions; Depletion, Depreciation and Accretion, which was ($82,774) compared to $Nil in the prior year, and Production Costs of ($101,224) compared to $Nil, which were due to the newly acquired producing oil and gas wells; Investor Relations of ($146,926) as the Company endeavored to inform the investment community of its new operations; Consulting Fees of ($374,542) compared to $Nil in the prior year, and the rise in Travel and Promotion of ($122,606) compared to ($863) was due to the increased activity in the oil and gas sector and the newly acquired properties; Rent of ($79,389) compared to $Nil in the prior year as the Company opened offices in Calgary and Pittsburgh; and Payroll of ($245,470) compared to $Nil due to the hiring of new personnel for the new focus on oil and gas.

During the year Unbridled had revenue from Oil and Gas Production of $181,877, which was from production in the month of April from the newly acquired wells on the Chautauqua Lake property. The Company also had Interest Income of $4,023 compared to $Nil in the prior year, as the Company maintained higher cash balances in the current fiscal year.

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

The net loss for the year was ($717,289), or ($0.08) per share, compared to a net loss of ($62,476), or ($0.01) per share, in 2005. The significant components of the net loss were from Write-off of Mineral Property Costs of ($367,765) which was the entire capitalized acquisition and exploration expenditures on the Kettle Property, and the Loss on Disposal of Equipment of ($5,275) which was related to the sale of mineral exploration equipment which was no longer required by the Company.

Expenses totaled ($344,249) compared to ($87,130) in 2005, with the higher expenses in the current year due to an increase in corporate activity related to the acquisition of the oil and gas exploration projects. Significant expense items include Stock-based Compensation of ($149,875) due to the grant of 650,000 stock options to officers and directors; Office and Miscellaneous of ($18,953) and Management Fees of ($40,000) as the Company increased its corporate activity with the acquisition of the oil and gas properties; Legal Fees of ($73,174) were higher in the current year due to the negotiation and acquisition of the oil and gas properties as well as the sale of common stock during the year; Regulatory and Transfer Agent Fees of ($25,342), which were related to the acquisition and approval by the TSX Venture Exchange of the new oil and gas projects as well as equity financings conducted during the year.

Year Ended April 30, 2005

During the year the Company completed its initial public offering through the sale of 2,400,000 common shares at a price of $0.25 per share for gross proceeds of $600,000. Upon the close of the offering, management began to plan the Phase 1 exploration program on the Kettle Property.

The net loss for the year was ($62,476), or ($0.01) per share.  Expenses totaled ($87,130). Management Fees were ($30,000) which was paid under the Company’s management contract with Max Investments for the services of Christopher Dyakowski, President. Professional Fees totaled ($25,000), which included audit and accounting fees as well as legal fees related to the Company’s Initial Public Offering. Stock-based Compensation totaled ($22,385), as the Company granted 744,166 stock options during the year. Regulatory and Transfer Agent Fees were ($6,114) as the Company engaged its initial transfer agent for its Initial Public Offering. Other expenses included Office and Miscellaneous of ($2,783), Advertising and Promotion of ($711), and Bank Charges and Interest of ($137). The Expenses for the year were partially offset by Future Income Tax Recovery of $24,654.

Liquidity and Capital Resources

The Company’s working capital position as of the end of the eight month transition period at December 31, 2007 was ($1,435,650). Subsequent period ended December 31, 2007, the Company completed the private placement of common share units and flow-through common shares. 19,964,350 common share units were issued at a price of $0.30 per unit for gross proceeds of $5,989,305. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.45 until November 7, 2009. The Company also issued 5,435,300 flow-through common shares at a price of $0.33 per share for gross proceeds of $1,793,649. Proceeds from the completed placement will be used for property acquisitions as well as funding development programs on the Company’s existing property interests, and for general corporate purposes.

The Company also has a revolving line of credit with Huntington National Bank (“Huntington”), a U.S. Bank headquartered in Columbus, Ohio. The line of credit is for up to US$6,000,000 as determined from time to time by the lender based upon the Company’s oil and gas reserves, as the credit facility is secured by a deed of trust covering the Company’s oil and gas properties in Chautauqua County, New York, and an assignment of all contracts, permits, licenses, rents and leases associated with those assets. Interest on the line of credit is charged on the outstanding principal at a rate of LIBOR plus 250 basis points (2.5%), which was a rate of 7.52750% as of December 31, 2007. The Company is required to make monthly interest payments, and in the event the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion. As of December 31, 2007, the available borrowing base was US$4,200,000, and the Company had drawn US$3,082,500 from the facility.

The Company also has a note payable to HH Allegiance New York, LLC, the Company’s partner on the Chautauqua County oil and gas properties. The note is issued in conjunction with the purchase of a certificate of deposit and issuance of a letter of credit related to future well plugging obligations on the Chautauqua County properties. As of December 31, 2007, the amount of the note was $49,565, which is unsecured and bears interest at a rate of 4.59%. The principal is repayable following the satisfaction of any well plugging obligations on the wells to which the letter of credit is related to, the sale of the wells, or other event which terminates the obligation of the Company to maintain the certificate of deposit.

Anticipated Capital Requirements

The Company has primarily depended upon the issuance of common shares to fund operations. Capital has also been provided by the revolving line of credit with Huntington National Bank, and limited revenue from oil and gas production from its Chautauqua Lake Properties.

In May 2008, the Company received gross proceeds of $7,782,954 from the issuance of common shares. The proceeds of the placement were used to satisfy the Company’s current working capital deficiency, as well as operating funds for ongoing work on its oil and gas properties and general working capital purposes.

The Company’s current budget for fiscal 2008 for exploration and property development operations on existing properties is approximately $3,850,000. The proceeds from the May 2008 placement of common shares, as well as the currently unused portion of the revolving line of credit and oil and gas revenue, is expected to provide sufficient capital for the Company’s general and administrative expenses and anticipated operations on its current properties. However, if exploration is successful on any of its current properties, further funds could be required. In addition, management is currently in negotiations for several potential acquisitions which would lead to the Company either acquiring interests outright, or having the opportunity to earn an interest in, several properties in the Appalachian Basin. These properties would target the highly prospective Marcellus Shale and, if negotiations are successful, could result in the Company requiring substantial additional capital to fund property purchases and/or exploration expenditures during fiscal 2008. Management estimates the Company could require up to an additional $10,000,000 to meet these new obligations.  Therefore, Unbridled may require additional funding in order to meet its possible cash requirements for fiscal 2008. These funds are likely to require the issuance of additional equity capital during 2008.

Stock Issuances

Since inception at October 6, 2003, the Company has financed its operations through the issuance of common shares. The following common share issuances have been conducted since inception.

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Deemed Value/ Proceeds

2004	Incorporation	1	$ 1.00	$ 1
	Private Placement	2,999,999	$ 0.01	30,000
	Private Placement	916,666	$ 0.075	68,750
	Private Placement	1,525,000	$ 0.10	152,500

2005	Property Acquisition	100,000	$ 0.10	$ 10,000
	Initial Public Offering	2,400,000	$ 0.25	600,000
	Agent’s Commission	30,000	N/A	N/A

2006	Property Acquisition	3,000,000	$1.25	$3,750,000
	Private Placement	4,957,500	$0.425	$2,106,938
	Warrant Exercise	240,000	$0.25	$60,000

2007	Private Placement	7,700,000	$1.05	$8,085,000
	Private Placement	5,501,000	$0.65	$3,575,650
	Private Placement	3,931,800	$0.70	$2,752,260
	Private Placement	400,000	$1.10	$440,000
	Private Placement	665,000	$0.55	$365,750
	Private Placement	5,920,000	$0.50	$2,960,000
	Finder’s Fees	163,830	N/A	$104,673
	Warrant Exercise	15,000	$0.80	$12,000

Eight Month	Private Placement	2,735,000	$0.50	$1,367,500
Transition Period	Private Placement	150,000	$0.55	$82,500
	Private Placement	1,183,172	$0.45	$532,427

Fiscal 2008	Private Placement	19,964,350	$0.30	$5,989,305
To date	Private Placement	5,435,300	$0.33	$1,793,649

Eight Month Transition Period Ended December 31, 2007

The Company’s working capital as of December 31, 2007 was ($1,435,650). Operating Activities in the eight month period used cash of ($2,445,348), with the Net Loss of ($5,365,035) partially offset by the Adjustments to reconcile net loss used in operations. These included Write-down of Oil and Gas properties of $2,080,341, Stock-based Compensation of $897,088, and Depletion, Depreciation, and Accretion of $127,889. Changes in non-cash working capital items included an increase in Accounts Receivable of ($41,382); increase in GST recoverable, a tax for which the Company is eligible under certain incentive programs for a rebate, of ($416,132); the increase in Prepaid Expenses and Deposits used cash of ($97,295); and the Increase in Accounts Payable of was $369,178.

Investing Activities used cash of ($4,921,449), with the Acquisition of Oil and Gas Properties using cash of ($4,569,310), and Acquisition of Equipment using cash of ($129,652). The reduction of Funds held in Trust provided cash of $8,789, while an increase of Reclamation Deposits used cash of ($231,276). Financing Activities provided cash of $4,387,281, with Proceeds from the Issuance of Common Shares providing cash of $1,282,034, proceeds from note payable providing cash of $49,565, and Advances from Bank Loan providing cash of $3,055,682.

4,068,172 common shares were issued during the eight month period, which included 2,735,000 common shares issued pursuant to a private placement of units at $0.50 per unit for gross proceeds of $1,367,500; 150,000 flow-through common shares issued pursuant to a private placement at $0.55, for gross proceeds of $82,500; and 1,183,172 units issued pursuant to a private placement at $0.45 per unit for gross proceeds of $532,427. The Company’s cash and cash equivalent position as of December 31, 2007 was $509,382, a decrease of ($2,979,516).

Year Ended April 30, 2007

The Company’s working capital as of April 30, 2007 was $2,523,310. Operating Activities in the year used cash of ($1,153,026), with the Net Loss of ($5,975,501) partially offset by the Adjustments to reconcile net loss used in operations, including Write-down of Oil and Gas properties of $5,184,841, Stock-based Compensation of $1,157,906, and Depletion, Depreciation, and Accretion of $82,774. Future Income Tax Recovery was ($1,784,565). Changes in non-cash working capital items included an increase in GST receivable, a tax for which the Company is eligible under certain incentive programs for a rebate, of ($31,250); increase in Prepaid Expenses and Deposits used cash of ($49,900); Increase in Accounts Payable of $46,231; Increase in Asset Retirement Obligation of $224,157; and decrease in Due to Related Party used cash of ($5,000).

Investing Activities used cash of ($14,345,519), with the Acquisition of Oil and Gas Properties using cash of ($14,078,193), and Acquisition of Equipment using cash of ($165,316). Financing Activities provided cash of $16,218,516, with Proceeds of from the Issuance of Common Shares providing cash of $17,064,676, while Share Subscriptions previously received reduced cash by ($846,160).

24,296,630 common shares were issued during the fiscal year, which included 7,700,000 common shares issued pursuant to a private placement of units and flow-through common shares at $1.05 each for gross proceeds of $8,085,000; 400,000 shares issued pursuant to a private placement of units at $1.10 per unit for gross proceeds of $440,000; 3,931,800 common shares issued pursuant to a private placement of flow-through common shares  at $0.70 per share for gross proceeds of $2,752,260; 5,501,000 common shares issued pursuant to a private placement of units at $0.65 per unit for gross proceeds of $3,575,650; 665,000 flow-through common shares issued pursuant to a private placement at $0.55 per share for gross proceeds of $365,750; 5,920,000 common shares issued pursuant to a private placement of units at $0.50 per unit for gross proceeds of $2,960,000; and 15,000 common shares issued pursuant to the exercise of warrants for proceeds of $12,000. Unbridled also issued 163,830 common shares for finder’s fees. The Company’s cash position at the end of the year was $3,488,898, an increase of $710,971.

Year Ended April 30, 2006

Working capital totaled $1,688,082 as of April 30, 2006. Operating Activities provided cash during the year of $882,017. The net loss of ($717,289) was offset by adjustments including Stock-based Compensation of $149,875, Write-off of Mineral Property Costs of $367,765, and Loss on Disposal of Equipment of $5,275. Significant Changes in Non-cash Working Capital items included an increase in Accounts Payable of $1,113,190, and increase in Due to Related Parties of $2,325. GST Receivable used cash of ($27,248), while an increase in Prepaid Expenses used cash of ($11,876). Investing Activities used cash of ($2,198,152), which included Acquisition of Oil and Gas Properties of ($1,972,125), Mineral Property Costs of ($219,756), Acquisition of Equipment of ($13,271), and proceeds from disposal of equipment providing cash of $7,000. Financing Activities provided cash of $3,583,402, with Proceeds from Issuance of Common Shares providing cash of $2,154,752, and Share Subscriptions providing cash of $1,428,650. Cash at the end of the year was $2,777,927, an increase of $2,267,267.

During the year, the Company issued a total of 8,197,500 common shares: 3,000,000 were issued pursuant to property acquisition agreements at a deemed price of $1.25 per share for a deemed value of $3,750,000; 4,957,500 were issued pursuant to a private placement of units at $0.425 per unit for proceeds of $2,106,938; and 240,000 common shares were issued pursuant to the exercise of warrants at $0.25 per share for proceeds of $60,000.

Year Ended April 30, 2005

The Company’s working capital totaled $497,206 as of April 30, 2005. Operating Activities used cash of ($53,196). In addition to the year’s net loss of ($62,476), non-cash charges included Future Income Tax Recovery of ($24,654), Stock-based Compensation for grant of stock options of $22,385, decrease in GST Receivable of $796, and an increase in Accounts Payable and Accrued Liabilities of $10,753. Investing Activities used cash of ($18,003), with the entire amount attributed to Mineral Property Costs related to the Kettle Property. Financing Activities provided cash of $469,940, all related to Proceeds from Issuance of Common Shares. Cash at the end of the year was $510,660, an increase of $398,741.

During the year, the Company issued a total of 2,530,000 common shares. 2,400,000 common shares were issued pursuant to the Company’s Initial Public Offering at a price of $0.25 per share for gross proceeds of $600,000; 30,000 common shares were issued for Agent’s Commission related to the IPO; and 100,000 common shares were issued pursuant to the option agreement on the Kettle Property at a deemed price of $0.10 per share for a deemed value of $10,000.

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

The reader is advised to consult Unbridled’s audited annual financial statements for eight month transition period ended December 31, 2007 and the fiscal year ended April 30, 2007, particularly Note 19, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 19 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $0.99 as of December 31, 2007 and May 30, 2008.

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

Tabular Disclosure of Contractual Obligations

Table No. 5

Contractual Obligations

As of April 30, 2007

Payments Due by Period
Contractual Obligations as of January 1, 2007	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None

Operating Lease Obligations	$1,192,164	$228,181	$469,076	$336,795	$158,112
Purchase Obligations	None	None	None	None	None
Other-Long Term Liabilities Reflected on the Balance Sheet	None	None	None	None	None
Total	$1,192,164	$228,181	$469,076	$336,795	$158,112

Operating lease obligations consist of amounts due under an office lease for the Company’s executive offices in Calgary, Alberta, and Sewickley, Pennsylvania.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists, as of 5/30/08, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada except Joseph H. Frantz ,Jr. and Richard Day, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Richard Day	56	September 11, 2007
Joseph H. Frantz Jr.	48	October 17, 2006
Daniel O’Byrne	48	March 17, 2006
Robert Penner	63	June 18, 2007
Craig Steinke	49	October 17, 2006

Table No. 7 lists, as of 5/30/08, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Joseph H. Frantz ,Jr. and J. Michael Scureman, who are citizens of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Joseph H. Frantz Jr.	President and CEO	48	September 22, 2006
J. Michael Scureman	Chief Financial Officer	54	June 11, 2007
Michael O’Byrne	Vice-President, Land	46	August 15, 2006
Robert Pryde	Vice-President, Exploration	49	August 15, 2006
Carmen Etchart	Corporate Secretary	40	May 15, 2006
Craig Steinke	Chairman	49	October 18, 2006

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

J. Michael Scureman, of Pittsburgh, Pennsylvania, was named Chief Financial Officer in June 2007. Mr. Scureman is a CPA in the State of Pennsylvania, and holds a BS in Accounting from the Pennsylvania State University. Prior to joining Unbridled, he served as the CFO and Treasurer for the Allegheny County Airport Authority which is responsible for the operation and management of Pittsburgh International Airport and Allegheny County Airport. From 1993 to 2001, he was in management and financial positions, including Vice President Finance and Site Manager, for Degussa Metals Catalysts Cerdec Corporation. From 1980 to 1993, he was in senior positions, including President and CFO of Continental Reserves Inc., an oil and gas producer in West Virginia. Mr. Scureman devotes 100% of his time to the Company’s affairs.

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

Carmen Etchart, of Surrey, British Columbia, was named Corporate Secretary in May 2006. Ms. Etchart has a background in administration and event planning & execution. For the past 20 years, she has worked in a variety of industries in Canada and Internationally including manufacturing, event planning, fundraising, auto wholesale, public service, construction and property management.  Ms. Etchart devotes approximately 70% of her time on the Company’s affairs.

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

Craig Steinke, of White Rock, British Columbia, was appointed Chairman and a Director of the Company in October 2006. He is the founder and President of Reconnaissance Energy Corporation, a private oil and gas property acquisition and corporate finance company which specializes in initiating and developing successful unconventional natural gas exploration and production companies. He is a founder and past Chairman of Storm Cat Energy, a public unconventional oil and gas exploration and production company traded on the TSX and American Stock Exchange. He has founded and served as Chief Executive Officer and Director of various Canadian junior oil and gas exploration and production companies; both publicly and privately held. Mr. Steinke devotes approximately 50% of his time to the Company’s affairs.

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

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the eight month transition period ended December 31, 2007 and the last three fiscal years ended April 30th.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Period	Salary	Options Granted	Other Compensation
Joseph Frantz Jr., President, CEO and Director	Transition Period Fiscal 2007	$97,500 Nil	Nil 400,000	$19,710 (1) $58,230

J. Michael Scureman Chief Financial Officer	Transition Period	$75,000	400,000	$15,400 (2)

Michael O’Byrne, Vice President	Transition Period Fiscal 2007 Fiscal 2006	$86,667 $92,083 Nil	Nil 200,000 200,000	Nil Nil Nil

Robert Pryde, Vice President	Transition Period Fiscal 2007	$86,667 $92,083	Nil 400,000	Nil Nil

Carmen Etchart, Corporate Secretary	Transition Period Fiscal 2007	Nil Nil	Nil 100,000	$40,422 (3) $34,800

Craig Steinke, Director and Chairman	Transition Period Fiscal 2007 Fiscal 2006	None None None	Nil Nil Nil	$ 128,410 (4) $ 82,940 $4,125,000

Daniel O’Byrne, Director	Transition Period Fiscal 2007 Fiscal 2006	None None None	Nil Nil 100,000	$ 6,000 (5) None None

Robert Penner, Director	Transition Period	None	100,000	$ 9,875 (6)

Richard Day, Director	Transition Period	None	100,000	$32,775 (7)

Christopher Dyakowski, Former Director and President	Transition Period Fiscal 2007 Fiscal 2006 Fiscal 2005	None None None None	Nil Nil 100,000 352,083 (8)	$20,000 (9) $60,000 $40,000 $30,000

Susan Wong, Former Chief Financial Officer	Fiscal 2007 Fiscal 2006 Fiscal 2005	None None None	None None 50,000 (8)	$ 4,000 (10) $18,500 $ 6,000

Sandra Morton, Former Corporate Secretary	Fiscal 2006 Fiscal 2005	None None	None 50,000 (8)	None None

Robert Mummery, Former Director	Transition Period Fiscal 2007 Fiscal 2006	None None None	Nil Nil 100,000	None None None

Ronald Husband, Former Director	Fiscal 2006 Fiscal 2005	None None	None 242,183 (8)	None None

William Schmidt Former Director	Fiscal 2007 Fiscal 2006 Fiscal 2005	None None None	Nil 50,000 50,000 (8)	$42,585 (11) $33,801 $26,086

(1)

The “Other Compensation” paid to Mr. Frantz for the eight month transition period includes directors fees of $7,875, and the remainder was pursuant to an employment agreement dated September 1, 2006.

(2)

The “Other Compensation” paid to Mr. Scureman was pursuant to an employment agreement dated May 17, 2007.

(3)

The “Other Compensation” paid to Ms. Etchart related to consulting fees for Administrative Services.

(4)

The “Other Compensation” listed for Craig Steinke, Director, for the eight month transition period includes directors fees of $7,250 and consulting fees of $121,160 paid to Reconnaissance Energy Corp,  a private company owned by Craig Steinke; For fiscal 2007, it includes Consulting Fees paid to Reconnaissance Energy Corp. The Other Compensation for 2006 consists of 3,000,000 common shares issued to Reconnaissance at a deemed price of $1.25 per share under he Chambers Property Agreement, and $375,000 cash paid to Reconnaissance under the Tsuu T’ina assignment agreement.

(5)

The “Other Compensation” listed for Daniel O’Byrne, Director, is for directors fees.

(6)

The “Other Compensation” listed for Robert Penner, Director, is for directors fees.

(7)

The “Other Compensation” listed for Robert Day, Director, for the eight month transition period includes directors fees of $9,875 and $22,900 for legal fees paid to Hiscock & Barclay, LLP, for which Mr. Day is a partner.

(8)

All options granted during fiscal 2005 were surrendered to the Company unexercised.

(9)

The “Other Compensation” listed for Christopher Dyakowski, former President, CEO, and Director, includes $60,000 (FY 2005 - $40,000; 2004 - $15,000) paid to Max Investments, a private investment company owned by Mr. Dyakowski, for management services. FY 2004 Other Compensation also includes $2,000 for property evaluation and $13,079 for deferred property exploration services.

(10)

The “Other Compensation” listed for Susan Wong, relates to consulting fees for Accounting and Administrative Services.

(11)

The “Other Compensation” listed for William Schmidt, former Director, is for payments for legal services paid to the law firm of Hemsworth, Schmidt, of which William Schmidt is a partner.

No funds were set aside or accrued by the Company during the eight month transition period or during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 8 lists, as of 6/5/2008, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Joseph Frantz Jr. (1)	1,217,500	1.73%
Common	J. Michael Scureman (2)	655,250	0.93%
Common	Michael O’Byrne (3)	930,000	1.33%
Common	Robert Pryde (4)	1,175,000	1.67%
Common	Carmen Etchart (5)	345,000	0.49%
Common	Richard Day (6)	197,220	0.28%
Common	Daniel O’Byrne (7)	90,000	0.13%
Common	Robert Penner (8)	287,500	0.41%
Common	Craig Steinke (9)	4,247,750	6.06%

	Total Officers and Directors	9,145,220	12.72%

(1)

Of this total, 400,000 represent exercisable share purchase options and 137,500 represent stock purchase warrants.

(2)

Of this total, 250,000 represent exercisable share purchase options. Mr. Scureman also has been granted an additional 150,000 share purchase options which have not yet vested.

(3)

Of this total, 200,000 represent exercisable share purchase options; 35,000 represent stock purchase warrants held directly; and 20,000 represent stock purchase warrants held by OMJ Land Services Ltd., a company wholly-owned by Michael O’Byrne.

(4)

Of this total, 400,000 represent exercisable share purchase options, and 50,000 represent stock purchase warrants. 675,000 of the common shares are held directly, and 50,000 common shares are held in the name of Kelly Pryde, Mr. Pryde’s wife.

(5)

Of this total, 100,000 represent share purchase options.

(6)

Of this total, 69,443 represent stock purchase warrants, and 33,334 represent exercisable share purchase options. Mr. Day has been granted an additional 66,666 share purchase options which have not yet vested.

(7)

Of this total, 40,000 represent common stock purchase warrants. 50,000 common shares are held indirectly in the name of RBC Financial, with Daniel O’Byrne as beneficial owner.

(8)

Of this total, 25,000 represent stock purchase warrants, and 62,500 represent exercisable share purchase options. Mr. Penner has been granted an additional 37,500 share purchase options which have not yet vested.

(9)

Of this total, 3,000,000 are common shares owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 117,000 represent common stock purchase warrants.

#  Based upon 69,933,618 common shares outstanding as of 6/5/2008 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

Board Practices

The Board of Directors currently has 4 committees. These are the Audit and Finance Committee, the Nominating and Corporate Governance Committee, Compensation Committee, and the Disclosure Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the Company as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Robert Penner, Joseph Frantz Jr., and Richard Day.

The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee shall consist of at least 2 Directors, and currently consists of Richard Day, Robert Penner, and Craig Steinke.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relative to the compensation of senior management of the Company, evaluating performance in light of these goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the Directors, and reviewing executive compensation disclosure before it is publicly issued. The Committee currently consists of three Directors; Joseph Frantz Jr. Richard Day, and Robert Penner.

The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable securities rules and regulations. The Disclosure Committee currently consists of Richard Day, Robert Penner, and Joseph Frantz Jr.

Copies of the Committee Charters and systems of operations have been filed as exhibits to the Company’s Form 20-F Registration Statement.

Directors Fees

The Company has adopted a Director Compensation Policy effective as of September 11, 2007. All Directors will be paid quarterly for their services.

Each Director will receive a one-time grant of 100,000 common share purchase options within 30 days of the date of his or her initial appointment or election to the Board, which options will vest as to 1/3 every six months, provided that they are subject to immediate vesting upon change of control of the Company. Each Director that has served for a complete year (i.e., the period between two successive Annual General Shareholder Meetings) will be deemed to have earned an additional 25,000 fully-vested common share purchase options as at the close of business on the day immediately preceding the Company’s Annual General Shareholder Meeting.; such options will be treated as having been earned for past services to the Company such that both continuing and retiring Directors that have served for the year then just completed will be awarded the options immediately prior to the opening of the Annual General Meeting.

Each Director will be paid a stipend of US$1,000 per quarter, plus an additional US$2,500 per quarter for physical attendance or US$1,500 per quarter for conference call attendance at the Company’s quarterly Board meetings. Each Director will be paid US$2,500 per year for service as a Board Committee Chair, $500 per meeting held in addition to quarterly Board meetings, plus $1,000 per year for Directors who serve on a Committee of the Board, but do not act as Committee Chairman.

Officers and Directors Stock Options

As of 6/5/2008, officers and directors hold the following common share purchase options:

Name	Number of Options Granted	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President and CEO	400,000	$0.75*	September 5, 2011

Michael O’Byrne, Vice-President, Land	200,000	$0.75 *	August 17, 2011

Robert Pryde, Vice-President, Exploration	400,000	$0.75 *	August 17, 2011

Carmen Etchart, Corporate Secretary	100,000	$0.75 *	May 15, 2011

J. Michael Scureman, Chief Financial Officer	400,000	$0.75	July 17, 2012

Richard Day, Director	100,000	$0.75	November 19, 2012

Daniel O’Byrne, Director	None	N/A	N/A

Robert Penner, Director	100,000	$0.75	July 17, 2012

Craig Steinke, Director and Chairman	None	N/A	N/A

*

The exercise price of these options was repriced to $0.75 effective January 7, 2008. Shareholder approval for the repricing was received at the Company’s Annual General Meeting held on June 3, 2008, and the required TSX Venture Exchange approval was received on June 19, 2008.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/5/08, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sprott Asset Management Inc. (1)	13,500,000	18.14%
Common	Craig Steinke (2)	4,247,750	6.06%

(1)

4,500,000 of these common shares are represented by common stock purchase warrants.

(2)

3,000,000 of these common shares are owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 117,000 represent common stock purchase warrants.

#  Based upon 69,933,618 common shares outstanding as of 6/5/2008 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

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

During the eight month Transition Period, Christopher Dyakowski, former President and former Director, was paid $Nil (FY2007 - $Nil; FY2006 - $35,097; FY2005 -- $nil) in deferred exploration expenditures for exploration work on the Kettle Property. Max Investments, a private management company owned by Christopher Dyakowski, was paid $20,000 (FY2007 - $60,000; FY2006 - $40,000; FY2005 - $30,000) for management services pursuant to a management services contract.

Susan Wong, former Chief Financial Officer, was paid Nil during the eight month Transition Period (FY2007 - $4,000; FY2006 - $18,500; FY2005 - $6,000) for Accounting and Administration services.

Reconnaissance Energy, a private company owned by Craig Steinke, Director, received $121,160 during the eight month Transition Period, and $82,940 in fiscal 2007, for consulting services.

Carmen Etchart, Corporate Secretary, received consulting fees of $40,422 during the eight month Transition Period and $34,800 during fiscal 2007, for administrative services.

Hiscock & Barclay LLP, a law firm for which Richard Day, Director, serves a partner, was paid $22,900 for legal services during the eight month Transition Period.

Hemsworth, Schmidt, a law firm for which William Schmidt, former Director, serves as a partner, was paid $Nil during the eight month Transition Period (FY2007 - $12,345; FY2006 - $33,801; FY2005 – Nil) for legal services. Hemsworth, Schmidt was also paid $Nil (FY2007 - $30,240; FY2006 – Nil; FY2005 - $26,086) for Share Issuance Fees.

During the fiscal year ended April 30, 2006, exploration equipment consisting of an all terrain vehicle was sold to San Marco Resources for proceeds of $7,000. San Marco Resources is a private company for which Christopher Dyakowski, former President and director, served as president.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Since the end of the eight month Transition Period ended December 31, 2007, the Company completed a private placement of common share units and flow-through common shares. 19,964,350 common share units were issued at a price of $0.30 per unit for gross proceeds of $5,989,305. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.45 until November 7, 2009. The Company also issued 5,435,300 flow-through common shares at a price of $0.33 per share for gross proceeds of $1,793,649. Proceeds from the completed placement will be used for property acquisitions as well as funding development programs on the Company’s existing property interests, and for general corporate purposes.

Item 9.  Offer and Listing of Securities

As of December 31, 2007, the authorized capital of the Company consisted of an unlimited number of common shares and an unlimited number of preferred shares.  There were 44,533,968 common shares issued and outstanding and no preferred shares issued and outstanding as of December 31, 2007, and 69,933,618 common shares issued and outstanding as of June 4, 2008.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company.  Pacific Corporate Trust Company is located 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

On June 4, 2008, the shareholders' list for the Company's common shares showed 164 Registered shareholders, including share depositories, and 69,933,618 common shares issued and outstanding. Of the total registered shareholders, including share depositories, 104 are resident in Canada holding 66,099,148 common shares representing 94.52% of the total shares outstanding; 42 registered shareholders are resident in the United States, holding 2,373,622 common shares representing 3.39% of the total shares outstanding; and 18 registered shareholders are resident in other nations, holding 1,460,848 common shares, or 2.09% of the total shares outstanding.

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

Table No. 11 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares since its listing on March 16, 2005. There have been no significant trading suspensions of the Company’s common stock since its initial listing.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales - Canadian Dollars
Period	High	Low	Close

May 2008	$0.45	$0.30	$0.40
April 2008	$0.47	$0.25	$0.32
March 2008	$0.32	$0.24	$0.30
February 2008	$0.35	$0.28	$0.32
January 2008	$0.47	$0.30	$0.34
December 2007	$0.39	$0.30	$0.32

Three Months Ended 3/31/08	$0.47	$0.24	$0.30
Two Months Ended 12/31/07	$0.50	$0.30	$0.32
Three Months Ended 10/31/07	$0.62	$0.28	$0.50
Three Months Ended 7/31/07	$0.69	$0.41	$0.60
Three Months Ended 4/30/07	$0.70	$0.50	$0.52
Three Months Ended 1/31/07	$0.73	$0.57	$0.58
Three Months Ended 10/31/06	$1.50	$0.65	$0.67
Three Months Ended 7/31/06	$2.40	$1.06	$1.13
Three Months Ended 4/30/06	$2.00	$1.05	$1.70
Three Months Ended 1/31/06	$1.45	$0.53	$1.03
Three Months Ended 10/31/05	$0.75	$0.55	$0.65
Three Months Ended 7/31/05	$0.78	$0.48	$0.65
Three Months Ended 4/30/05	$0.80	$0.41	$0.49

Eight Month Transition Period Ended 12/31/07	$0.69	$0.28	$0.32
Fiscal Year Ended 4/30/07	$2.40	$0.50	$0.52
Fiscal Year Ended 4/30/06	$2.00	$0.48	$1.70
Fiscal Year Ended 4/30/05	$0.80	$0.41	$0.49

Table No. 12 lists, as of 6/5/08, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

400,000	$1.31	September 19, 2008
1,183,172	$0.75	October 26, 2008
558,466	$0.70	December 13, 2008 (1)
5,477,720	$1.00	December 13, 2008 (1)
50,659	$0.70	December 29, 2008 (2)
175,000	$1.00	February 8, 2009 (3)
26,250	$0.70	February 8, 2009 (3)
5,932,110	$0.85	April 27, 2009 (4)
456,050	$0.55	April 27, 2009 (4)
2,735,000	$0.85	May 17, 2009
171,150	$0.85	May 17, 2009
10,460,053	$0.45	November 7, 2009
Total: 27,625,630

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

LEGAL PROCEEDINGS

The Company currently has two active legal proceedings as plaintiff.

Unbridled’s major joint-venture partner in the Chamber’s project, Altima Resources Ltd. (“Altima”), has failed to perform financially beginning with the last two months of 2007 in regards to its obligations under signed obligations for expenditures (AFEs). The result is that the Company is owed approximately $2.2 million from Altima as of December 31, 2007. The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the Chambers 3-17 well and initiating a legal action to sell Altima’s interest in the prospect to reduce the receivable.

The Company has initiated legal action against Canadian Phoenix Resources Corp. (formerly Arapahoe Energy Corporation), the operator of and the Company’s co-joint venture participant in the Tsuu T’ina prospect. The purpose of the action is to obtain a complete accounting of all joint interest billings and to recover funds owed to the Company by Canadian Phoenix, estimated to be between $350,000 to $1,300,000, as a result of project accounting discrepancies. Because Canadian Phoenix has refused to provide Unbridled with a full accounting for the Tsuu T’ina project, the Company is not presently able to confirm the exact amount owing. Canadian Phoenix has denied the Company’s claim, and the Company’s action is proceeding.

The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has to date financed its operations through the issuance of common shares The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2005 ended April 30, 2005, the Company completed its Initial Public Offering of common shares in Canada. In the offering, 2,400,000 common shares were sold at a price of $0.25 per share for gross proceeds of $600,000. 30,000 common shares were issued to Canaccord Capital as an Agent’s Commission for the Initial Public Offering. The Company also issued 100,000 common shares at a deemed price of $0.10 per share pursuant to a property acquisition agreement.

During Fiscal 2006 ended April 30, 2006, 3,000,000 common shares were issued to Reconnaissance Energy pursuant to a property assignment agreement at a deemed price of $1.25 per share for a total deemed value of $3,750,000; 4,957,500 common shares were issued pursuant to a private placement at a price of $0.425 for proceeds of $2,106,938; 240,000 common shares were issued pursuant to the exercise of common stock purchase warrants at a price of $0.25 for proceeds of $60,000.

During Fiscal 2007 ended April 30, 2007, a total of 24,296,630 common shares were issued.  7,700,000 common shares were issued pursuant to a private placement of units and shares at $1.05 each for gross proceeds of $8,085,000; 400,000 shares were issued pursuant to a private placement at $1.10 for gross proceeds of $440,000; 3,931,800 common shares were issued pursuant to a private placement at $0.70 per share for gross proceeds of $2,752,260; 5,501,000 common shares were issued pursuant to a private placement at $0.65 per share for gross proceeds of $3,575,650; 665,000 common shares were issued pursuant to a private placement at $0.55 per share for gross proceeds of $365,750; 5,920,000 common shares were issued pursuant to a private placement at $0.50 per share for gross proceeds of $2,960,000; and 15,000 common shares were issued pursuant to the exercise of warrants at $0.80 per share for proceeds of $12,000. Unbridled also issued 163,830 common shares for finder’s fees.

During the eight month Transition Period ended December 31, 2007, the Company completed two private placements of its common shares. Under the first placement, the Company sold 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500, and sold 2,735,000 non-flow through units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.85 until May 17, 2009. Gross proceeds from the placement of the non-flow through units was $1,367,500.  In October 2007, the Company completed the second private placement. 1,183,172 common share units were sold at a price of $0.45 per unit for gross proceeds of $532,427. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.75 until October 26, 2008.

During the period from December 31, 2007 up to the date of the filing, Unbridled has completed one private placement of common share units and flow-through shares. 19,964,350 common share units were issued at a price of $0.30 per unit for gross proceeds of $5,989,305. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.45 until November 7, 2009. The Company also issued 5,435,300 flow-through common shares at a price of $0.33 per share for gross proceeds of $1,793,649.

Flow-Through Shares

The Company funded a portion of its mineral exploration activities in British Columbia, Canada through the issuance of Flow-Through Common Shares. Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Qualifying exploration work funded by the sale of flow-through shares falls under the British Columbia Mining Flow-Through Shares Tax Credit (“BCMFTS tax credit”) under a program of the provincial government of British Columbia. The flow-through share investors are qualified to receive the BCMFTS tax credit. This is a non-refundable income tax credit equal to 20% of qualifying exploration costs incurred in British Columbia which are financed by the proceeds of flow-through share issuances.

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

During the fiscal year 2007 ended April 30, 2007, the Company issued 3,514,000 flow-through common shares at a price of $1.05 per share for proceeds of $3,689,700, and 3,931,800 at a price of $0.70 per share for proceeds of $2,752,260, and 665,000 flow-through common shares at a price of $0.55 per share for proceeds of $365,750. During the eight month Transition Period ended December 31, 2007, the Company issued 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500. From the period from December 31, 2007 up to the date of the filing, 5,435,300 flow-through common shares were issued at a price of $0.33 per share for gross proceeds of $1,793,649. These proceeds will be used for qualifying exploration expenditures on the Company’s Canadian oil and gas properties, and the amounts will be renounced to flow-through shareholders.

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

During the fiscal year ended April 30, 2007, 1,110,500 shares were released from escrow, and leaving a balance of 1,110,500 shares in escrow.   During the eight month transition period ended December 31, 2007, 555,250 escrow shares were released, leaving a balance of 555,250 shares held in escrow as of December 31, 2007.

Shares Not Representing Capital

In the most recent 3 fiscal years ended, the Company had issued 3,293,830 common shares for assets other than cash. These issuances include 3,000,000 shares issued to Reconnaissance Energy pursuant to the assignment of a property agreement; 100,000 pursuant to the option agreement on the Kettle mineral exploration property; 163,830 for finder’s fees, and 30,000 shares for an Agent’s Commission a private placement. These issuances represent 8.14% of the common shares issued and outstanding as of the end fiscal year ended April 30, 2007, and 7.40% of the common shares issued and outstanding as of December 31, 2007.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Employees and Service Providers of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under Unbridled’s Stock Option Plan, the Company may issue Stock options for up to 10% of the issued and outstanding common shares at the time of the grant on a non-diluted basis. These options may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares on a non-diluted basis.  Eligible persons include any director, officer, employee, consultant, or management company employee of the Company or any affiliate of the Company designated by the directors under the plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The number of shares which may be issuable to any one optionee who is an insider or any associates of such insider shall not exceed 5% of the total outstanding issue, and no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12-month period.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options (less any available discount) and the maximum term of each stock option does not exceed five years from the date of grant..

Subject to the policies of the TSX Venture Exchange, vesting of options is at the discretion of the Board with the exception that options granted to consultants conducting investor relations activities will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant and a further 25% on each successive date that is three months from the date of the previous vesting, or such longer vesting period as the Board may determine.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/5/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Options Granted	Number of Options Vested	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President and CEO	400,000	400,000	$0.75 *	September 5, 2011

J. Michael Scureman, Chief Financial Officer	400,000	250,000	$0.75	July 17, 2012

Michael O’Byrne, Vice-President, Land	200,000	200,000	$0.75 *	August 17, 2011

Robert Pryde, Vice-President, Exploration	400,000	400,000	$0.75 *	August 17, 2011

Carmen Etchart, Corporate Secretary	100,000	100,000	$0.75 *	May 15, 2011

Richard Day, Director	100,000	33,334	$0.75	November 19, 2012

Daniel O’Byrne, Director	None	N/A	N/A	N/A

Robert Penner, Director	100,000	62,500	$0.75	July 17, 2012

Craig Steinke, Director and Chairman	None	N/A	N/A	N/A

Total Officers and Directors (9 persons)	1,700,000	1,445,834
Total Employees and Consultants (8 persons)	10,000 50,000 150,000 100,000 205,000	6,250 37,500 75,000 100,000 101,250	$0.75 $0.75 $0.50 $0.75 * $0.75	September 29, 2008 July 22, 2008 October 15, 2010 August 17, 2011 July 17, 2012
Total Stock Options Outstanding	2,215,000	1,765,834

*

The exercise price of these options was repriced to $0.75 effective January 7, 2008. Shareholder approval for the repricing was received at the Company’s Annual General Meeting held on June 3, 2008, and the required TSX Venture Exchange approval was received on June 19, 2008.

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on October 6, 2003 as “Leroy Ventures Inc”. Leroy later completed a transition rollover to the British Columbia Business Corporations Act (the “New Act”) which replaced the Company Act of British Columbia before changing the name of the Company to “Unbridled Energy Corporation” in July 2006. At the Annual and Special General Meeting of Shareholders held on October 17, 2006, shareholders approved the adoption of new Corporate Articles.

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

Article 18 details the proceedings of directors. The Directors may meet to conduct business as they see fit. A director may, and the Secretary or Assistant Secretary of the Company, if any, on the request of a director, call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be set by the directors and if not so set is deemed to be set at two directors. If the number of directors is set at one, it quorum is deemed to be one director.

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

Under Article 9 and subject to the New Act, the Company may alter its authorized share structure by ordinary resolution. These ordinary resolutions may:

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

Subject to Article 9.2 and the New Act, the Company may by ordinary resolution:

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

3.

Amended and Restated Employment Agreement between the Company and Joseph H. Frantz, Jr.

Under the agreement between the Company and Joseph H. Frantz Jr. made effective September 1, 2006, as amended September 11, 2007, Mr. Frantz agrees to serve the Company as President and Chief Executive Officer. The Company will pay an annual salary of US$130,000. Employment may be terminated by the employee by giving the Company 30 days’ advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect and continuing all benefits for the employee then in effect (less applicable withholdings, deductions, and remittances) during the 12 month period immediately following such a termination.

4.

Employment Agreement between the Company and J. Michael Scureman

Under the Agreement between the Company and J. Michael Scureman made effective May 17, 2007, Mr. Scureman agrees to serve the Company as Chief Financial Officer.  The Company will pay an annual salary of US$130,000.  Employment may be terminated by the employee by giving the Company six week’s advance written notice, or by the Company, without notice, for “cause” or, if without cause, by giving the employee working notice in writing of termination equal to twelve months (the “Severance Period”), or by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect (less applicable withholdings, deductions, and remittances) during the Severance Period.  The Company will immediately discontinue the salary payments if the employee becomes an employee of another entity or entities or ceases making reasonable efforts to find and commence work as an employee. The employee will notify the Company immediately upon accepting employment with another entity.  If the employee becomes an employee of another entity or entities before the expiration of the Severance Period, the Company will pay the employee 50% of the amount of salary remaining from the date he commences work as an employee until the end of the Severance Period, in a lump sum, less applicable withholdings, deductions and remittances.

5.

Amended and Restated Employment Agreement between the Company and Robert Pryde

Under the Agreement between the Company and Robert Pryde made effective August 15th, 2006, as amended September 11, 2007, Mr. Pryde agrees to serve the Company as Vice-President, Exploration. The Company will pay an annual salary of CAD$130,000. Employment may be terminated by the employee by giving the Company 30 days’ advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect and continuing all benefits for the employee then in effect (less applicable withholdings, deductions, and remittances) during the 12 month period immediately following such a termination.

6.

Employment Agreement between the Company and Michael O’Byrne

Under the Agreement between the Company and Michael O’Byrne made effective August 15th, 2006, Mr. O’Byrne agrees to serve the Company as Vice-President, Land. The Company will pay an annual salary of CAD$130,000. Employment may be terminated by the employee by giving the Company 30 days’ advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect and continuing all benefits for the employee then in effect (less applicable withholdings, deductions, and remittances) during the 12 month period immediately following such a termination.

7.

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

8.

Consulting Services Agreement between Unbridled Energy USA Inc. (“Unbridled US”) and Hogan Energy Consulting (“Hogan”)

Under an agreement between Unbridled US and Hogan made effective October 30, 2006, Hogan agrees to provide consulting services to Unbridled US, including field work relating to unconventional natural gas projects.  Unbridled US will pay to Hogan consulting fees of US$800 per day for each full day (seven hour minimum, ten hour maximum) of field word but in no event less than US$8,666 per month.  Services rendered will be paid at US$100 per hour for each full hour of services other than field work and for field work of less than seven hours or for field work in excess of the ten hours maximum outlined in the per diem rate.  The agreement may be terminated for any reason by either party by giving the other party 60 days’ prior written notice of termination.

9.

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

10.

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

11.

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

12.

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

13.

Huntington Bank Line of Credit Agreement

Under an agreement between the Company and Huntington National Bank effective November 16, 2007, Huntington agrees to issue  the Company a line of credit for up to US$6,000,000 as determined from time to time by the lender based upon the Company’s oil and gas reserves, as the credit facility is secured by a deed of trust covering the Company’s oil and gas properties in Chautauqua County, New York, and an assignment of all contracts, permits, licenses, rents and leases associated with those assets. Interest on the line of credit is charged on the outstanding principal at a rate of LIBOR plus 250 basis points (2.5%), which was a rate of 7.52750% as of December 31, 2007. The Company is required to make monthly interest payments, and in the event the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

Copies of these material contracts have been filed as exhibits to the Company’s Form 20-F Registration Statement or with this annual report.

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

Statement by Experts

The Company’s auditors, for its financial statements for the eight month Transition Period ended December 31, 2007, is BDO Dunwoody LLP. Their audit report is included with the related financial statements in this Annual Report. The auditor for the fiscal years ended April 30, 2007, 2006 and 2005, as well as the period from October 6, 2003 (Date of Inception) to April 30, 2004, was Amisano Hanson, Chartered Accountants. Due to BDO Dunwoody LLP acquiring Amisano Hanson effective January 1, 2008, there was no change in auditor.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s registered office located at c/o Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 Georgia Street, Vancouver, BC  V6E 3R3,

Item 11.  Disclosures about Market Risk

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F annual report.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by BDO Dunwoody, LLP, Unbridled’s independent auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of BDO Dunwoody for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by BDO Dunwoody LLP/Amisano Hanson to the Company for the last 2 fiscal years and the eight month Transition Period are included in the following table.

Table No. 15

Principal Account Fees and Services

Type of Service	Eight Month Transition Period Ended December 31, 2007	Fiscal Year Ended April 30, 2007	Fiscal Year Ended April 30, 2006

Audit Fees	$55,000	$ 35,000	$ 24,300
Audit Related Fees	-	-	-
Tax Fees	-	-	900
All Other Fees	-	-	3,975
Total	$55,000	$ 35,000	$ 29,175

“All Other Fees” in fiscal 2006 are for the review of the Company’s 20-F Registration Statement.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements

Interim (Unaudited) Financial Statements

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.  Management Services Agreement between the Company and Max Investments dated January 1, 2006. (Previously Filed)

2.  Consulting Agreement between the Company and Reconnaissance Energy. (Previously Filed)

3.  Amended and Restated Employment Agreement between the Company and Joseph H. Frantz Jr.

4.  Employment Agreement between the Company and J. Michael Scureman

5.  Amended and Restated Employment Agreement between the Company and Robert Pryde.

6.  Employment Agreement between the Company and Michael O’Byrne

7.  Consulting agreement between the Company and Carmen Etchart. (Previously Filed)

8.  Consulting Services Agreement between Unbridled Energy USA Inc. and Hogan Energy Consulting.

9. Assignment and Assumption agreement between the Company and Reconnaissance Energy. (Previously Filed)

10. Assignment agreement between the Company and Reconnaissance Energy. (Previously Filed)

11.  Asset purchase agreement between the Company and White Max Energy. (Previously Filed)

12.  Lodge Energy Letter of Intent. (Previously Filed)

13.  Huntington Bank Line of Credit Agreement

5. List of Foreign Patents – N/A

6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Certifications

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2007

AND THE YEAR ENDED APRIL 30, 2007

(Stated in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Unbridled Energy Corporation

(A Development Stage Company)

We have audited the consolidated balance sheets of Unbridled Energy Corporation (A Development Stage Company) as at December 31, 2007 and April 30, 2007 and the consolidated statements of operations and deficit and cash flows for the eight-month period ended December 31, 2007 and the years ended April 30, 2007, 2006 and 2005.  We have also audited the consolidated statements of operations and deficit and cash flows for the period from October 6, 2003 (Date of Inception) to December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and April 30, 2007 and the results of its operations and its cash flows for the eight-month perio d ended December 31, 2007, the years ended April 30, 2007, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to December 31, 2007, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 28, 2008, except for Notes 17 and 19, which are dated as of June 13, 2008

COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in Note 1 to the consolidated financial statements.  Our report to the directors dated April 28, 2008, except for Notes 17 and 19, which are dated as of June 13, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 28, 2008, except for Notes 17 and 19, which are dated as of June 13, 2008

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and April 30, 2007

(Stated in Canadian Dollars)

	December 31,	April 30,
ASSETS	2007	2007
Current
Cash and cash equivalents	$ 509,382	$ 3,488,898
Amounts receivable – Note 13	591,779	84,338
GST recoverable	482,458	66,326
Prepaid expenses and deposits	159,071	61,776

	1,742,690	3,701,338
Amounts receivable – Note 13	744,986	-
Funds held in Trust – Note 3	102,221	111,010
Reclamation deposits – Note 4	231,276	-
Property and equipment – Notes 5 and 13	17,627,482	14,642,725

	$ 20,448,655	$ 18,455,073

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 10	$ 3,128,775	$ 1,178,028
Note payable – Note 6	49,565	-

	3,178,340	1,178,028
Bank loan – Note 7	3,055,682	_-
Asset retirement obligation – Note 8	373,983	250,482

	6,608,005	1,428,510

SHAREHOLDERS’ EQUITY

Share capital – Note 9	23,522,495	21,714,570
Share subscriptions received	-	582,490
Contributed surplus – Note 9	2,485,337	1,531,650
Deficit	(12,167,182)	(6,802,147)

	13,840,650	17,026,563

	$ 20,448,655	$ 18,455,073

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 5, 9 and 12

Subsequent Events – Notes 9 and 17

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“Robert D. Penner”	Director
Joseph H. Frantz Jr.		Robert D. Penner

See accompanying notes to the consolidated financial statements

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the eight-month period ended December 31, 2007 and the years ended April 30, 2007, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					October 6, 2003
	Eight months				(Date of
	ended				Inception) to
	December 31,	Years ended April 30,			December 31,
	2007	2007	2006	2005	2007

Revenue
Oil and gas production (net of royalties)	$ 192,654	$ 181,877	$ -	$ -	$ 374,531
Interest	17,496	4,023	-	-	21,519

	210,150	185,900	-	-	396,050
Expenses
Accounting and audit fees – Note 10	91,435	110,375	35,750	25,000	265,574
Bank charges	1,475	1,664	292	137	3,598
Consulting – Note 10	390,076	374,542	-	-	764,618
Depletion, depreciation and accretion	127,889	82,774	-	-	210,663
Financial marketing	309,923	-	-	-	309,923
Foreign exchange loss	18,021	-	-	-	18,021
Investor relations	109,721	146,926	-	-	256,647
Interest and finance fees	141,313	-	-	-	141,313
Legal fees – Note 10	157,969	229,662	73,174	-	460,805
Office and miscellaneous	104,991	18,447	18,953	2,783	150,068
Payroll and benefits – Note 10	483,113	245,470	-	-	728,583
Production costs	152,398	101,224	-	-	253,622
Professional fees – Note 10	176,153	60,000	40,000	30,000	321,153
Regulatory and transfer agent fees	47,125	30,140	25,342	6,114	108,721
Rent	123,088	79,389	-	-	202,477
Stock-based compensation – Note 9	897,088	1,157,906	149,875	22,385	2,227,254
Travel and promotion	163,066	122,606	863	711	286,535

	3,494,844	2,761,125	344,249	87,130	6,709,575

Loss before other items:	(3,284,694)	(2,575,225)	(344,249)	(87,130)	(6,313,525)
Write-down of oil and gas properties– Note 5	(2,080,341)	(5,184,841)	-	-	(7,265,182)
Loss on disposal of equipment	-	-	(5,275)	-	(5,275)
Write-off of mineral property costs	-	-	(367,765)	-	(367,765)

Loss before income taxes	(5,365,035)	(7,760,066)	(717,289)	(87,130)	(13,951,747)
Future income tax recovery – Note 11	-	1,784,565	-	24,654	1,784,565

Net loss and comprehensive loss for the period	(5,365,035)	(5,975,501)	(717,289)	(62,476)	(12,167,182)

Deficit, beginning of the period	(6,802,147)	(826,646)	(109,357)	(46,881)

Deficit, end of the period	$ (12,167,182)	$ (6,802,147)	$ (826,646)	$ (109,357)

Basic and diluted loss per share	$ (0.12)	$ (0.22)	$ (0.08)	$ (0.01)

Weighted average number of common shares outstanding	43,469,344	27,423,741	9,224,940	5,766,899

See accompanying notes to the consolidated financial statements

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the eight-month period ended December 31, 2007 and the years ended April 30, 2007, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					October 6,
	Eight months				2003 (Date of
	Ended				Inception) to
	December 31,	Years ended April 30,			December 31,
	2007	2007	2006	2005	2007

Operating Activities
Net loss for the period	$ (5,365,035)	$ (5,975,501)	$ (717,289)	$ (62,476)	$ (12,167,182)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	-	(1,784,565)	-	(24,654)	(1,784,565)
Stock-based compensation	897,088	1,157,906	149,875	22,385	2,227,254
Loss on disposal of equipment	-	-	5,275	-	5,275
Write-off of mineral property costs	-	-	367,765	-	367,765
Write-down of oil and gas properties	2,080,341	5,184,841	-	-	7,265,182
Depletion, depreciation and accretion	127,889	82,774	-	-	210,663
Changes in non-cash working capital balances related to operations:
Amounts receivable	(41,382)	-	-	-	(41,382)
GST recoverable	(416,132)	(31,250)	(27,248)	796	(482,458)
Prepaid expenses and deposits	(97,295)	(49,900)	(11,876)	-	(159,071)
Accounts payables and accrued liabilities	369,178	43,512	1,113,190	10,753	1,542,487
Asset retirement obligation	-	224,157	-	-	250,482
Due to a related party	-	(5,000)	2,325	-	-

	(2,445,348)	(1,153,026)	882,017	(53,196)	(2,765,550)

Investing Activities
Funds held in Trust	8,789	(111,010)	-	-	(102,221)
Reclamation deposits	(231,276)	-	-	-	(231,276)
Acquisition of oil and gas properties	(4,569,310)	(14,078,193)	(1,972,125)	-	(20,645,953)
Mineral property costs	-	-	(219,756)	(18,003)	(356,769)
Acquisition of equipment	(129,652)	(165,316)	(13,271)	-	(308,239)
Proceeds from disposal of equipment	-	-	7,000	-	7,000

	(4,921,449)	(14,354,519)	(2,198,152)	(18,003)	(21,637,458)

…/cont’d

See accompanying notes to the consolidated financial statements

Continued

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the eight-month period ended December 31, 2007 and the years ended April 30, 2007, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					October 6,
	Eight months				2003 (Date of
	Ended				Inception) to
	December 31,	Years ended April 30,			December 31,
	2007	2007	2006	2005	2007

Financing Activities
Advances from bank loan	3,055,682	-	-	-	3,055,682
Proceeds from note payable	49,565	-	-	-	49,565
Proceeds from issuance of common shares, net	1,282,034	17,064,676	2,154,752	469,940	21,807,143
Share subscriptions received	-	(846,160)	1,428,650	-	-

	4,387,281	16,218,516	3,583,402	469,940	24,912,390

Increase (decrease) in cash and cash equivalents	(2,979,516)	710,971	2,267,267	398,741	509,382

Cash and cash equivalents, beginning of the period	3,488,898	2,777,927	510,660	111,919	-

Cash and cash equivalents, end of the period	$ 509,382	$ 3,488,898	$ 2,777,927	$ 510,660	$ 509,382

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ 23,826	$ -	$ -	$ -	$ 23,826

Income taxes	$ -	$ -	$ -	$ -	$ -

Non-Cash Transactions – Note 15

See accompanying notes to the consolidated financial statements

UNBRIDLED ENERGY CORPORATION

(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the eight-month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature Of Operations and Ability to Continue as a Going Concern

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

During the current period, the Company changed its year end from April 30 to December 31.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $12,167,182 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

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

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

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

c)

Foreign Currency Translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenues and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net earnings or losses.

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

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

d)

Property and Equipment – (cont’d)

ii)

Depletion and Depreciation – (cont’d)

Office equipment is depreciated on a straight-line basis over its estimated useful life of five to seven years.  Additions are depreciated at half the annual rate in the year of acquisition.

Leasehold improvements are amortized on a straight line basis over the life of the lease.

iii)

Impairment Test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proven reserves.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proven plus probable reserves.  A risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value would be recorded as a permanent impairment.

The cost of unproved properties is excluded from the ceiling test and is subject to a separate impairment test.  Periodically management assesses the recoverability of unproved properties.  Impairment, if any, is added to the costs subject to depletion.

e)

Asset Retirement Obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the Statements of Operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

f)

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax balances of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is substantively enacted.  A valuation allowance is recorded against a future income tax asset if it is more likely than not that the asset will not be realized.

g)

Flow-Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146.  All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract.  The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.  In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax reduction is more likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

h)

Stock-Based Compensation

The Company uses the fair value method of accounting for options granted.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in the contributed surplus.  Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i)

Joint Operations

Substantially all of the exploration and production activities of the Company are conducted jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 2

Significant Accounting Policies – (cont’d)

j)

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the ceiling test and unproved property impairment are based on estimates of gross proven reserves, production rates, oil and gas prices, futures costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

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

k)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.  Common equivalent shares (consisting of shares issuable on the exercise of options and warrants) totalling 19,930,577 shares (April 30, 2007 – 20,386,255) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 2

Significant Accounting Policies – (cont’d)

l)

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer.  Interest income is recognized on a pro rata basis over the investment term.

m)

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below:

i)

Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The adoption of this section had no impact upon the Company’s consolidated financial statements.

ii)

Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Statements of Operations or the statement of comprehensive income.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 2

Significant Accounting Policies – (cont’d)

m)

Adoption of New Accounting Standards – (cont’d)

ii)

Financial Instruments – Recognition and Measurement, Section 3855:

 – (cont’d)

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (losses).

•

Held for trading financial instruments is measured at fair value. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 2

Significant Accounting Policies – (cont’d)

m)

Adoption of New Accounting Standards – (cont’d)

ii)

Financial Instruments – Recognition and Measurement, Section 3855:

 – (cont’d)

-

Amounts receivable are classified as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

-

Accounts payable and accrued liabilities, note payable and bank loan are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

The adoption of this section had no impact upon the Company’s consolidated financial statements as of May 1, 2007.

iii)

Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in the Statements of Operations on financial liabilities that have been designated as other than held for trading.

iv)

Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 2

Significant Accounting Policies – (cont’d)

m)

Adoption of New Accounting Standards – (cont’d)

v)

Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

n)

Recent Accounting Pronouncements

Assessing Going Concern

The Canadian Accountability Standards Board (“AcSB”) AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Cash Distributions

CICA Handbook Section 1540, Cash Flow Statements, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions.  The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007.   The adoption of this Section did not result in any changes on the disclosure within the financial statements.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 2

Significant Accounting Policies – (cont’d)

n)

Recent Accounting Pronouncements – (cont’d)

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.  This new Section relates to disclosures and did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International financial reporting standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 11

Note 2

Significant Accounting Policies – (cont’d)

n)

Recent Accounting Pronouncements – (cont’d)

Financial Instruments

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

Note 3

Funds held in Trust

Funds held in Trust represents $102,221 (USD$103,521) (April 30, 2007 - $111,010) held in a certificate of deposit, of which $99,130 (USD$100,000) has been assigned to the New York Department of Environmental Conservation as collateral for the Company’s Chautauqua Wells well plugging obligations.  The certificate of deposit bears interest at 4.59%.

Note 4

Reclamation deposits

The amount of $231,276 (April 30, 2007 - $nil) is a security deposit held in trust by the Alberta Energy Resources Conversion Board as financial assurance for possible reclamation liabilities.  The amount in trust is periodically reviewed and adjusted based on the financial status of the Company.

Note 5

Property and Equipment

	December 31, 2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$17,506,274	$ 124,558	$ 17,381,716
Leasehold improvements	213,412	39,057	174,355
Office equipment	81,556	10,145	71,411

	$17,801,242	$ 173,760	$ 17,627,482

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 12

Note 5

Property and Equipment – (cont’d)

	April 30, 2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$14,554,446	$69,113	$14,485,333
Leasehold improvements	120,563	5,742	114,821
Office equipment	44,753	2,182	42,571

	$14,719,762	$77,037	$14,642,725

As of December 31, 2007, the Company recorded a write-down of oil and gas properties of $2,080,341 (April 30, 2007 - $5,184,841) from an impairment loss (Note 5 (a)(ii)).

The Company did not capitalize any general and administrative costs during the period ended December 31, 2007 and the year ended April 30, 2007.  As at December 31, 2007, petroleum and natural gas properties include the cost of unproved properties in Canada and the USA in the amounts of $14,866,444 and $889,738 respectively (April 30, 2007 - $12,292,156 and $553,229), which has been excluded from the depletion calculation and future capital costs of $nil  (2006 - $224,157) have been included in the depletion calculation.

The Company applied the annual ceiling test to its capitalized assets at December 31, 2007 and determined that there was no impairment of costs. For the purposes of the December 31, 2007 impairment test of petroleum and natural gas properties, the following benchmark prices were used:

	Oil	Natural Gas
	Reference	Reference
	(US$/bbl)	(US$/Mmbtu)

2008	89.00	7.465
2009	85.70	7.948
2010	82.20	8.950
2011	78.60	8.950
2012	77.50	9.100
Thereafter inflation	Does not exceed 2.0% per year

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

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

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  Under the terms of the agreement, the Company paid 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company also agreed to acquire a 30% working interest in another well on the prospect, the Chambers 7-18 well.

Pursuant to a separate Farm In and Option to Purchase Agreement dated April 18, 2007, the Company agreed to incur additional costs related to the drilling and completion, capping or abandoning of the Chambers 16-21-41-11 option well along with its joint venture partners for an interest in the 16-21 well and incremental earned interest in the Chambers 3-17 and Chambers 7-18 wells, which is to be determined based on the proportionate share of actual costs incurred.

At December 31, 2007, principal operations have not yet commenced and the Chambers property is considered to be in the preproduction stage.  To December 31, 2007, the Company has incurred costs, net of incidental revenues, of $14,866,444 for acquisition and drilling.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 14

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

a)

Canada Oil and Gas Properties – (cont’d)

ii)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement dated March 31, 2006, the Company secured the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve) West of Calgary, Canada.  The Company agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property.  To December 31, 2007, the Company has incurred costs, net of revenues, of $7,265,182 for acquisition and drilling.

At December 31, 2007 principal operations have not yet commenced and the Tsuu T’ina property is considered to be in the preproduction stage.  Management assessed the recoverability of this unproved property and recognized a write-down at December 31, 2007 totalling $2,080,341 (April 30, 2007 - $5,184,841), which represented the remaining carrying value of the property.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  The property is in production and consists of 61 gross and approximately 29.65 net wells.

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  In December 31, 2007, the company acquired approximately 7,500 net acres in the region, for a total of approximately 23,000 net acres. At December 31, 2007, principal operations have not yet commenced and the property is considered to be in the pre-production stage.  As at December 31, 2007, the Company has incurred acquisition costs of $889,738.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 15

Note 6

Note Payable

	December 31,	April 30,
	2007	2007

HH Allegiance New York, LLC	$ 49,565	$ -

The note payable is due to HH Allegiance New York, LLC, a joint venturer in the Chautauqua Wells, and is issued in connection with the purchase of a certificate of deposit and issuance of a letter of credit to collateralize well plugging obligations. The note is unsecured and bears interest at 4.59%.  The principal is repayable following the satisfaction of any well plugging obligations on the wells to which the letter of credit is related to, the sale of the wells, or other event which terminates the obligation of the Company to maintain the certificate of deposit.

Note 7

Bank loan

The Company executed a Business Loan Agreement and Promissory Note for letters of credit with Huntington National Bank.  Funds from this debt facility are being applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and for general corporate purposes.

The facility provides for a borrowing base up to USD$6,000,000, as determined from time to time by the lender based on the Company’s oil and gas reserves.  At December 31, 2007, the available borrowing base was $4,163,460 (USD$4,200,000) and the Company has drawn $3,055,682 (USD$3,082,500) from the facility.

The loan bears interest of LIBOR plus 250 basis points (7.52750% as at December 31, 2007) and is repayable on November 16, 2009.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA. The Company is required to make monthly interest payments.  In the event that the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

The loan includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25:1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chamber 16-21 wells.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 16

Note 8

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	December 31 2007	April 30, 2007

Asset retirement obligation, beginning of the year	$ 250,482	$ 26,325
Liabilities incurred	101,987	219,127
Accretion	21,514	5,030

Asset retirement obligation, end of the period	$ 373,983	$ 250,482

The following significant assumptions were used to estimate the asset retirement obligations:

	December 31 2007	April 30 2007

Credit-adjusted risk-free discount rate	7.%	6%
Inflation rate	3%	3%
Expected timing of cash flows	Estimated year a well becomes economic, 2008 to 2047

Note 9

Share Capital

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 17

Note 9

Share Capital – (cont’d)

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	$ 21,714,570
Issue of shares for cash:
Private placements - at $0.50	2,735,000	1,367,500
- at $0.55	150,000	82,500
- at $0.45	1,183,172	532,427
Share issue costs	-	(174,502)

Balance, December 31, 2007	44,533,968	$ 23,522,495

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 18

Note 9

Share Capital – (cont’d)

b)

Issued: common shares – (cont’d)

During the period ended December 31, 2007, the Company had the following transactions:

i)

In May 2007, the Company issued a private placement of 2,735,000 units at $0.50 per unit.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at $0.85 per share for a two year period.

ii)

In May 2007, the Company issued non-brokerage 150,000 flow-through shares at $0.55 per share.

iii)

In October 2007, the Company issued a private placement of 1,183,172 units at $0.45 per share.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at $0.75 per share for a one year period.

In connection with the private placements noted in (i) and (iii) above, the Company paid total share issuance costs of $117,903 in cash and issued 171,150 broker’s warrants.  Each broker’s warrant entitles the holder to purchase one common share of the Company at $0.55 per share for a two year period.  The fair value of each warrant was $0.33, totalling $56,599, and was calculated using the Black Scholes option pricing model with the following weighted average assumptions:

Expected dividend rate	$ Nil
Expected volatility	100%
Risk free interest rate	4.54%
Expected term	2 years

During the year ended April 30, 2007, the Company had the following transactions:

In May 2006, the Company issued 3,514,000 flow-through shares at $1.05 per share and a non-brokerage private placement of 4,186,000 units at $1.05 per unit.  In connection with this private placement, the Company issued a total of 5,210,000 share purchase warrants.  Each share purchase warrant entitled the holder to purchase one additional common share at $1.65 per share for a one year period.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 19

Note 9

Share Capital – (cont’d)

b)

Issued: common shares – (cont’d)

In September 2006, the Company issued a non-brokerage private placement of 400,000 at $1.10 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant entitled the holder to purchase one additional common share at $1.31 per share for a two year period.

In December 2006, the Company completed 3,931,800 flow-through shares at $0.70 per share and a private placement of 5,501,000 units at $0.65 per share.  Each unit consisted of one common share and one share purchase warrant.  Each purchase warrant entitled the holder to purchase one additional common share at $1.00 per share for a two year period.

In April 2007, the Company issued 665,000 flow-through shares at $0.55 per share.  In addition, the Company also issued a private placement of 5,920,000 at $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant entitled the holder to purchase one additional common share at $0.85 per share for a two year period.

In connection with the private placements noted above, the Company issued a total of 1,255,255 warrants as finders’ fees to various unrelated parties.  The exercise price is ranging from $0.55 per share to $0.70 per share with exercisable period of two years.  The weighted average fair value of the warrants was at $0.17 per warrant, totalling $201,484, and was calculated using the Black Scholes option pricing model with the following weighted average assumptions:

Expected dividend rate	Nil
Expected volatility	70%
Risk free interest rate	3.98%
Expected term	2 years

c)

Contributed surplus:

	December 31 2007	April 30 2007

Balance, beginning of period	$ 1,531,650	$ 172,260
Stock based compensation	897,088	1,157,906
Issuance of warrants	56,599	201,484
Balance, end of period	$ 2,485,337	$ 1,531,650

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 20

Note 9

Share Capital – (cont’d)

d)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX Venture Exchange (“TSX”).  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  During the period ended December 31, 2007, there were 555,250 shares released from escrow, leaving a balance of 555,250 shares held in escrow at December 31, 2007.

e)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  Unless stated otherwise, the options vest as to 12.5% on TSX approval and 12.5% every three months thereafter until fully vested.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of December 31, 2007, April 30, 2007, 2006 and 2005 and the changes during the periods then ended as follows:

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2004	-	-
Granted	744,166	$0.25

Outstanding, April 30, 2005	744,166	$0.25
Forfeited	(744,166)	$0.25
Granted	650,000	$1.32

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

…/cont’d

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 21

Note 9

Share Capital – (cont’d)

e)

Commitments: – (cont’d)

i)

Stock-based Compensation Plan – (cont’d)

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2007	2,100,000	$1.33
Granted	1,015,000	$0.75
Cancelled	(350,000)	$1.35

Outstanding, December 31, 2007	2,765,000	$1.10

Exercisable, December 31, 2007	1,647,500	$1.26

Exercisable, April 30, 2007	1,141,528	$1.34

During the period ended December 31, 2007, the Company granted 1,015,000 to its directors, officers and consultants and their vesting terms are as follows:

Number of
Options	Vesting term

715,000	12.5% on date of grant and 12.5% every three months thereafter
200,000	25% every three months from date of grant
100,000	33 1/3% every six months from date of grant

As at December 31, 2007, there are 2,765,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 22

Note 9

Share Capital – (cont’d)

e)

Commitments: – (cont’d)

i)

Stock-based Compensation Plan – (cont’d)

Number of Options	Exercisable	Exercise Price	Expiry Date

100,000	100,000	$1.32	January 2, 2008*
400,000	400,000	$1.32	March 28, 2008*
50,000	12,500	$0.75	July 18, 2010
150,000	-	$0.50	October 15, 2010
150,000	131,250	$1.41	May 14, 2011
700,000	525,000	$1.32	August 17, 2011
400,000	300,000	$1.32	September 5, 2011
715,000	178,750	$0.75	July 18, 2012
100,000	-	$0.75	November 20, 2012

2,765,000	1,647,500

* These options expired unexercised.

During the period ended December 31, 2007, stock-based compensation of $897,088 (April 30, 2007 - $1,157,906; April 30, 2006 - $149,875; April 30, 2005 - $22,385) was expensed by the Company.

Assumptions used in determining the fair value of the options vested in the periods are as follows:

	December 31,	April 30,
	2007	2007	2006	2005

Weighted average fair value of options granted	$0.44	$0.99	$1.32	$0.25
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	100%	91%	419%	35%
Risk-free interest rate	4.50%	4.07%	2.88%	3.0%
Expected term	4.6 years	5 years	2 years	2 years

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 23

Note 9

Share Capital – (cont’d)

e)

Commitments – (cont’d)

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	December 31,		April 30,
	2007		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	18,286,255	$1.12	2,478,750	$0.80
Granted	4,089,322	$0.81	18,286,255	$1.12
Exercised	-	$ -	(15,000)	$0.80
Expired/cancelled	(5,210,000)	$1.65	(2,463,750)	$0.80

Balance, end of year	17,165,577	$0.89	18,286,255	$1.12

	April 30,		April 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	240,000	$0.25	-	-
Granted	2,478,750	$0.80	240,000	$0.25
Exercised	(240,000)	$0.25	-	-

Balance, end of year	2,478,750	$0.80	240,000	$0.25

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 24

Note 9

Share Capital – (cont’d)

e)

Commitments – (cont’d)

ii)

Share Purchase Warrants

At December 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

400,000	$1.31	September 19, 2008
1,183,172	$0.75	October 26, 2008
5,477,720*	$1.00	December 13, 2008
558,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
18,286,255

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

Note 10

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	December 31,	April 30,
	2007	2007	2006	2005

Accounting and audit fees	$ -	$ 4,000	$ 18,500	$ 6,000
Consulting	181,583	177,740	-	-
Deferred exploration costs	-	-	35,097	-
Legal fees	35,535	42,585	33,801	-
Payroll and benefits	47,375	-	-	26,086
Professional	-	-	40,000	30,000
Share issue costs	-	-	-	26,086

	$ 264,493	$ 224,325	$ 127,398	$ 62,086

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 25

Note 10

Related Party Transactions

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $47,375 (April 30, 2007 - $nil; April 30, 2006 - $Nil; April 30, 2005 - $Nil).  Included in consulting and professional noted above were management fees of $121,160 (April 30, 2007 - $60,000; April 30, 2006 - $40,000; April 30, 2005 - $30,000).

Included in accounts payable and accrued liabilities is $31,750 due to directors for directors fees (April 30, 2007 - $Nil).  The payables are unsecured with no specific terms of repayment.

Note 11

Income Taxes

At December 31, 2007, the Company has accumulated non-capital losses in Canada and net-operating losses in the U.S., which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

	US	Canada	Total

2011	$ -	$ 21,000	$ 21,000
2015	-	87,000	87,000
2026	-	229,000	229,000
2027	737,000	3,336,000	4,073,000

	$ 737,000	$ 3,673,000	$ 4,410,000

The provision for income taxes in the Statements of Operations differs from the amount that would be computed by applying the expected tax rate to the loss before income taxes.  The expected tax rate used was 34.12% (April 30, 2007 – 34.12%).   The principal reasons for differences between such expected income taxes and the amount actually recorded are as follows:

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 26

Note 11

Income Taxes – (cont’d)

	December 31	April 30,
	2007	2007	2006	2005

Expected income taxes recovery	$ (1,831,000)	$ (2,043,000)	$ (243,000)	$ (31,000)
Add (deduct):
Foreign income taxed at other Than Canadian statutory rate	8,000	-	-	-
Stock-based compensation	306,000	395,000	51,000	-
Effect of reduction in statutory rate	461,000	-	-	-
Other permanent differences	(17,000)	28,000	117,000	(10,651)
Valuation allowance	1,073,000	(164,565)	75,000	16,997

Future income tax recovery	$ -	$ (1,784,565)	$ -	$ (24,654)

Future income tax assets or liabilities on the balance sheet are comprised of temporary differences.  The significant components of the Company’s future tax assets are as follows:

	December 31,	April 30,
	2007	2007

Share issue costs	$ 248,000	$ 354,000
Property and equipment	676,000	20,000
Asset retirement obligation	55,000	73,000
Non-capital losses	1,206,000	665,000

	2,185,000	1,112,000
Valuation allowance	(2,185,000)	(1,112,000)

	$ -	$ -

Note 12

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2008	$ 228,181
2009	228,682
2010	240,394
2011	178,683
2012	158,112
Thereafter	158,112

$ 1,192,164

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 27

Note 13

Amounts Receivable

During the period ended December 31, 2007, the Company’s major Joint Venture partner in the Chambers prospect, Altima Resources Ltd. (Altima), failed to perform financially with regard to their obligations under signed authorizations for expenditures totalling $2,194,986.  The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the Chambers 3-17 well and initiating a legal action to sell Altima’s interest in the prospect to reduce the receivable.

Given the uncertainty regarding the collectibility of the accounts receivable from Altima, the Company has recorded $1,150,000 as petroleum and natural gas costs during the period ended December 31, 2007 to reflect additional costs which the Company has borne on drilling this well. Any recovery will be recorded as a reduction of the petroleum and natural gas properties in the period that it occurs.  At December 31, 2007, $1,044,986 is included in amounts receivable due from Altima, of which $300,000 was received subsequent to December 31, 2007.

Note 14

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At December 31, 2007 and April 30, 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than with Altima which has been allowed for (Note 13).

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 28

Note 14

Financial Instruments – (cont’d)

c)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

Note 15

Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the Consolidated Statements of Cash Flows.  The following transactions have been excluded from the Consolidated Statements of Cash Flows:

-

During the period ended December 31, 2007, the Company capitalized $101,987 asset retirement costs.

-

During the period ended December 31, 2007, the Company issued 171,150 broker’s warrants as finder’s fee with a fair value of $56,599.

-

During the period ended December 31, 2007, the Company utilized shares subscriptions of $582,490 received at April 30, 2007.

-

During the year ended April 30, 2007, the Company issued 1,255,255 broker’s warrants as finder’s fee with a fair value of $201,484.

-

During the year ended April 30, 2006, the Company issued 3,000,000 common shares valued at $1.25 per share for a total of $3,750,000 pursuant to an oil and gas properties acquisition agreement.

-

During the year ended April 30, 2005, the Company issued 100,000 common shares valued at $0.10 per share for a total value of $10,000 pursuant to a mineral property option agreement.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 29

Note 16

Geographic Segments

The Company has one segment and operates in two geographic regions as follows:

December 31 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 192,654	$ 192,654
Property and equipment	$ 15,080,632	$ 2,546,850	$ 17,627,482

April 30 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 181,877	$ 181,877
Property and equipment	$ 12,434,694	$ 2,208,031	$ 14,642,725

Note 17

Subsequent Events

a)

Repricing of share purchase options

In January 2008, the Company’s Board of Directors has approved the re-pricing for certain outstanding director, officer and consultant stock options, presently exercisable at $1.32 and $1.41 per share to purchase up to 1,200,000 shares, to be exercisable at a reduced exercise price of $0.75 per share. This amendment is subject to the acceptance of the TSX, and the approval of the disinterested shareholders, which approval the Company plans to seek at its next general meeting.

b)

Issuance of shares

i)

In May 2008, the Company issued a private placement of 19,964,350 units at $0.30 per unit.  Each unit consists on one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at $0.45 per share for an eighteen month period.

ii)

In May 2008, the Company issued a private placement of 5,435,300 flow-through shares at a price of $0.33 per flow-through share.

iii)

In connection with the private placements noted in (i) and (ii) above, the Company paid total share issuance costs of $369,791 in cash and 477,884 broker’s warrants.  Each broker’s warrant entitles the holder to purchase one common share of the Company at $0.45 per share for an eighteen month period.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 30

Note 18

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

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

During the year ended April 30, 2006, management determined that there was impairment on the capitalized costs and terminated the option agreement on the mineral property.  Accordingly, the acquisition costs and exploration expenditures were written-off.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 31

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

b)

Oil and Gas Properties

The Company performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation.  Under US GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.  Under Canadian GAAP, depletion charges are calculated by reference to proved reserves using future prices.

The differences have an immaterial impact on the Company’s financial statements, and therefore, no adjustments have been recorded.

c)

Net Loss per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

d)

Flow-through Shares

Under US GAAP, proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is calculated based on the difference between the fair value of the stock issued and the sale of tax benefits.  The difference between the fair value and the proceeds is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recognized when the Company renounces its exploration expenditures to the flow-through share investors.  The difference between the liability recognized at the time of issuance and the deferred tax liability upon renunciation will be included as income tax expenses.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 32

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

There were no flow-through shares issued during the years ended April 30, 2006 and 2005.

During the year ended April 30, 2007, the Company issued 7,246,800 flow-through shares for proceeds of $5,825,510.  As at April 30, 2007, a total of 875,000 shares ($595,250) had not been renounced, resulting in a year-end liability of $202,385.

During the period ended December 31, 2007, the Company issued 150,000 flow-through shares for proceeds of $82,500.  As at December 31, 2007, a total of 1,025,000 ($677,750) flow-through shares had not been renounced, resulting in a year-end liability of $230,435.

e)

New Accounting Standards

In 2007 and 2006, the FASB issued new and revised standards, all of which were assessed by Management to be not applicable to the Company with the exception of the following:

-

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard was set to be effective for fiscal periods beginning after November 15, 2007. On December 14, 2007, the FASB issued proposed FSP FAS 157-b to defer Statement 157’s effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. This standard should be applied prospectively, except for certain financial instruments where it must be applied retroactively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 33

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

e)

New Accounting Standards – (cont’d)

-

On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (SFAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The standard is effective for fiscal periods beginning after November 15, 2007. The standard requires prospective application except when an entity elects the fair value option for items existing as of the date of adoption; the difference between the carrying amount and the fair value should be included in a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of this standard on its financial statements.

-

In December 2007, the FASB issued SFAS 141R “Business Combinations” which is effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 141R might have on its financial position or results of operations.

-

In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51”. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 160 might have on its financial positions or results of operations.

-

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact that the adoption of SFAS 161 might have on its financial position or results of operations.

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 34

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

e)

New Accounting Standards – (cont’d)

The impact on the financial statements is as follows:

					October 6
	Eight				2003 (Date of
	Months				Inception)
	Ended				to
	December 31	Years ended April 30,			December 31,
Statements of Operations	2007	2007	2006	2005	2007

Net loss for the period per Canadian GAAP	$(5,365,035)	$(5,975,501)	$(717,289)	$(62,476)	$(12,167,182)
Mineral property exploration expenditures	-	-	(219,756)	(4,813)	(325,654)
Property acquisition costs and exploration costs written-off	-	-	367,765	-	367,765

Net loss for the period under US GAAP	$(5,365,035)	(5,975,501)	$(569,280)	$(67,289)	$(12,125,071)

Basic and diluted loss per share:
Canadian GAAP	$ (0.12)	$ (0.22)	$ (0.08)	$ (0.01)

US GAAP	$ (0.12)	$ (0.22)	$ (0.06)	$ (0.01)

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 35

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

New Accounting Standards – (cont’d)

	Eight
	Months
	Ending
	December 31	Years ended April 30,
Statements of Cash Flows	2007	2007	2006	2005

Cash flows from (used in) operating Activities per Canadian GAAP	$ (2,445,348)	$ (1,153,026)	$ 882,017	$ (53,196)
Exploration expenditures incurred during the period	-	-	(219,756)	(18,003)
Cash flows from (used in) operating activities per US GAAP	(2,445,348)	(1,153,026)	662,261	(71,199)

Cash flows used in investing activities per Canadian GAAP	(4,921,449)	(14,354,519)	(2,198,152)	(18,003)
Mineral properties exploration expenditures	-	-	219,756	18,003
Cash flows provided by investing activities per US GAAP	(4,921,449)	(14,354,519)	(1,978,396)	-

Cash flows used in financing activities per Canadian and US GAAP	4,387,281	16,218,516	3,583,402	469,940

Increase (decrease) in cash and cash equivalents per Canadian and US GAAP	$ (2,979,516)	$ 710,971	$ 2,267,267	$ 398,741

#

Unbridled Energy Corporation

(A Development Stage Company)

Notes to the Consolidated Financial Statements

for the eight month period ended December 31, 2007 and

for the years ended April 30, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 36

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

New Accounting Standards – (cont’d)

	December 31,	April 30,
Balance Sheets	2007	2007

Total assets per Canadian and US GAAP	$ 20,448,655	$ 18,455,073

Total liabilities per Canadian GAAP	$ 6,608,005	$ 1,428,510
Future tax liability – flow-through shares	230,435	202,385

Total liabilities per US GAAP	6,838,440	1,630,895

Total shareholders’ equity per Canadian GAAP	13,840,650	17,026,563
Adjustments for US GAAP – future taxes flow-through shares	(230,435)	(202,385)

Total shareholders’ equity per US GAAP	13,610,215	16,824,178

	$ 20,448,655	$ 18,455,073

Note 20

Supplemental Information (Unaudited)

Summarized information from the unaudited statement of operations for the eight month period ended December 31, 2006 is as follows:

Revenues	$ 46,872
Gross profit	$ 40,857
Income taxes	$ -
Loss from continuing operations	$ (1,347,406)
Basic and diluted loss per share	$(0.05)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corporation

Registrant

Dated: June 27, 2008	Signed: /s/ Joseph H. Frantz Jr.
Joseph H. Frantz Jr. President and CEO

#