Form 20-F/A
period 2007-12-31
Unbridled Energy CORP
filed 2008-07-03
CIK 1343576

DR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes ___    No  ____ N/A _X_

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on June 30, 2008, is being filed solely for the purpose of correcting a typographical error that occurred during the EDGAR filing process in Note 9(3)(ii) to the financial statements. The total number of share purchase warrants outstanding in the Table has been corrected, and the financial statements are included in this amendment in their entirety.

This Amendment consists of a cover page, this explanatory note, the audited financial statements, signature page, and the required certifications.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

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
17,165,577

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

Unbridled Energy Corporation

Registrant

Dated: July 3, 2008	Signed: /s/ Joseph H. Frantz Jr.
Joseph H. Frantz Jr. President and CEO

#