Form 20-F
period 2008-12-31
Unbridled Energy CORP
filed 2009-06-15
CIK 1343576

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the Period ended December 31, 2008

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           69,933,618

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

Index to Exhibits on Page 88

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joseph H. Frantz, Jr.	President, CEO and Director	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

J. Michael Scureman	Chief Financial Officer	Suite 301, 2100 Georgetowne Drive Sewickley, PA 15143

Robert P. Pryde	Vice-President, Exploration	Suite 400, 2424 4th Street, S.W., Calgary, Alberta, Canada T2S 2T4

Carmen Etchart	Corporate Secretary	15567 Marine Drive White Rock, B.C. V4B 1C9

Craig Steinke	Director and Chairman	15567 Marine Drive White Rock, B.C. V4B 1C9

E. Bernard Brauer	Director	6082 Lost Creek Drive Corpus Christi, TX 78427

Richard Day	Director	1100 M&T Center 3 Fountain Plaza, Buffalo, NY 14203

Robert Penner	Director	7014 Strathridge Gate SW Calgary, AB T3H 3R8

The Company’s auditor is BDO Dunwoody LLP, Chartered Accountants (“BDO”), 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2. BDO is a member of the Public Company Oversight Board of the United States (“PCAOB”). Effective January 1, 2008, BDO merged with Amisano Hanson, Chartered Accountants, the Company’s auditors since August 15, 2005. The prior auditor was Minni Clark & Company, Certified General Accountants, 1104 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. There were no disputes between the prior auditor and the Company.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Unbridled”, “Unbridled Energy”, “the Company”, “Issuer” and “Registrant” refer collectively to Unbridled Energy Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The Company changed its fiscal year-end from April 30 to December 31, effective May 1, 2007. The selected financial data of the Company for the fiscal year ended December 31, 2008 and the Eight Month Transition Period ended December 31, 2007 was derived from the consolidated financial statements of the Company which have been audited by BDO Dunwoody LLP, Chartered Accountants. The data for the fiscal years Ended April 30, 2007, 2006 and 2005 was derived from the consolidated financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, a firm that merged with BDO Dunwoody LLP effective January 1, 2008.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/08	Eight Month Period Ended 12/31/07	Year Ended 4/30/07	Year Ended 4/30/06	Year Ended 4/30/05	Period from Date of Incorporation to 4/30/04

Oil and Gas Revenue	$721	$193	$181	$0	$0	$0
Net Income (Loss)	($14,853)	($5,365)	($5,975)	($717)	($62)	($46)
Net Income (Loss) Per Share	($0.24)	($0.12)	($0.22)	($0.08)	($0.01)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0	$0
Weighted Average Shares (000)	61,026	43,469	27,423	9,224	5,766	3,847
Working Capital (Deficiency)	($1,898)	($1,435)	$2,523	$1,688	$497	$110
Mineral Properties	$0	$0	$0	$0	$147	$119
Oil and Gas Properties	$9,279	$17,627	$14,642	$5,748	$0	$0
Long-Term Debt	$0	$3,055	$0	$0	$0	$0
Shareholder’s Equity	$6,848	$13,840	$17,026	$7,410	$644	$204
Total Assets	$12,438	$20,448	$18,455	$8,573	$665	$239

US GAAP Net Loss	($14,853)	($5,365)	($5,975)	($569)	($67)	($147)
US GAAP Loss Per Share	($0.24)	($0.12)	($0.22)	($0.06)	($0.01)	($0.04)
US GAAP Wtg. Avg. Shares	61,026	43,469	27,423	9,224	5,766	3,847
US GAAP Equity	$6,448	$13,610	$16,824	$7,410	$539	$204
US GAAP Total Assets	$12,438	$20,448	$18,455	$8,573	$560	$121
US GAAP Mineral Properties	$0	$0	$0	$0	$0	$0
US GAAP Oil and Gas Properties	$9,279	$17,627	$14,642	$5,748	$0	$0

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 12/31/08	$1.06	$1.30	$0.97
Eight Months Ended 12/31/07	$1.02	$1.16	$0.95
Fiscal Year Ended 4/30/07	$1.14	$1.18	$1.10
Fiscal Year Ended 4/30/06	$1.18	$1.27	$1.12
Fiscal Year Ended 4/30/05	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29

Three Months Ended 3/31/09	$1.30	$1.18
Three Months Ended 12/31/08	$1.30	$1.06
Three Months Ended 6/30/08	$1.03	$0.98
Three Months Ended 3/31/08	$1.03	$0.97
Two Months Ended 12/31/07	$1.02	$0.92
Three Months Ended 10/31/07	$1.08	$0.95
Three Months Ended 7/30/07	$1.11	$1.04
Three Months Ended 4/30/07	$1.19	$1.11
Three Months Ended 1/31/07	$1.19	$1.13
Three Months Ended 10/31/06	$1.14	$1.11
Three Months Ended 7/31/06	$1.14	$1.10
Three Months Ended 4/30/06	$1.17	$1.12

April 2009	$1.26	$1.19
March 2009	$1.30	$1.22
February 2009	$1.27	$1.22
January 2009	$1.27	$1.18
December 2008	$1.30	$1.20
November 2008	$1.29	$1.15

The exchange rate was $1.09 on May 1, 2009.

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

Risks Associated with the Financing of the Company

The Company has a History of Net Losses and a Working Capital Deficit. The Company Will Require Financing to Complete its Business Plan:

The Company has had a history of net losses since October 6, 2003 (date of incorporation). For the fiscal year ended December 31, 2008, the Company had a net loss of $14,852,557. For the 8-month Transition Period, the Company had a net loss of $5,365,035; In the fiscal year ended April 30, 2007, the Company had a net loss of $5,975,501; and, in the fiscal year ended April 30, 2006, the Company had a net loss of $717,289. The cumulative net loss from date of incorporation to December 31, 2008 was $27,019,739.

The Company intends to carry out exploration and development operations on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company has only limited oil and gas production, and  the Company has no history of earnings or positive cash flow from operations.  As of December 31, 2008, the Company had negative working capital of ($1,897,508).

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

The Company’s auditor has included a “going concern” opinion as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the consolidated financial statements of the Company for the year ended December 31, 2008, the Transition Period ended December 31, 2007, and for the fiscal year ended April 30, 2007. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, and expectaions for Unbridled to incur futher losses as it develops its business. The auditor believes that the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the ncessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

Dilution Through the Exercise of Currently Outstanding Common Stock Options and Warrants Could Adversely Affect Unbridled Stockholders:

Because the success of Unbridled is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of April 24, 2009, there were 3,555,000 share purchase options outstanding, which, if exercised, would result in an additional 3,555,000 common shares being issued and outstanding.

The Company has issued common share purchase warrants as a component of common share units in several private placements. It has also granted warrants as finders’ fees and agent commissions for the placement of these units and shares. As of April 30, 2009, Unbridled had 13,366,209 common share purchase warrants outstanding that, if exercised would result in an additional 13,366,209 common shares being issued and outstanding.

If all the currently outstanding options and warrants were exercised, it would result in the issuance of 16,921,209 additional common shares. The exercise of a portion or all of these currently outstanding options and warrants would cause significant dilution to the Company’s common shareholders.

Risks Relating to an Investment in the Securities of the Company

The Company has a Dependence on Key Personnel Whose Loss or Unavailability Would Harm the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel, including Joseph H. Frantz Jr., President and CEO, Robert J. Pryde, Vice-President, and J. Michael Scureman, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term, and the Company maintains no “Key Man” Insurance. As the Company’s operations expand, additional general management resources will be required. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

Certain Officers and Directors May Have Conflicts of Interest:

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other oil and gas exploration and production companies.  While the Company was engaged in the business of exploiting petroleum properties, such associations may have given rise to conflicts of interest from time to time.  These officers and directors with potential conflicts include Robert Penner, who is a director of several public oil and gas and energy companies,  and Craig Steinke, who is President of Reconnaissance Energy Corporation, which is an oil and gas property acquisition and finance company. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  These conflicts could have a negative effect on the Company’s current and future operations.

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
Sewickley, Pennsylvania USA 15143

Telephone: (724) 934-2340

Fax: (724) 934-2355

The Company maintains a record office in Vancouver located at:

c/o Bull, Housser & Tupper LLP,

3000 Royal Centre,

1055 West Georgia Street,

Vancouver, BC  V6E 3R3

Fax: (604) 641-4949

The Company currently leases two office locations. In Calgary, Alberta, the Company’s leases office space totaling 5,856 square feet. The lease runs from January 1, 2007 until December 31, 2013, with a renewal option for a further 5 years. Monthly payments under the lease are as follows:

January 1, 2007 – December 31, 2009	$12,200.00/Month *
January 1, 2010 – December 31, 2013	$13,176.00/Month *

*

The Company has agreed to sublease a portion of the Calgary office space to an unrelated company. The sublease will run through June 30, 2011, and will save Unbridled $7,875 per month and 75% of the lease operating costs.

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

The Company's fiscal year ends December 31st. Prior to May 1, 2007, the Company’s fiscal year-end was April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "UNE", on the OTCBB under the symbol “UNEFF”, and in Germany on the Frankfurt Exchange under the symbol “O4U”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2008, the end of the most recent fiscal year, and as of May 1, 2009, there were 69,933,618 common shares issued and outstanding and no preferred shares issued and outstanding.

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

The Company presently has four wholly-owned subsidiaries: Unbridled Energy USA Inc. which was incorporated in Pennsylvania; Unbridled Energy New York LLC; Unbridled Energy Ohio LLC;, and Unbridled Energy PA LLC. These subsidiaries were incorporated to hold the assets of the Company’s United States oil and gas projects which are currently located in New York, Ohio, and Pennsylvania.

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

In March 2006, the Company entered into a second agreement with Reconnaissance Energy Corp. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation (now known as Canadian Phoenix Resources Corp.) on approximately 30,000 contiguous acres located on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. Under the Agreement, the Company agreed to reimburse Arapahoe one-half of the actual costs incurred and paid by Arapahoe to acquire the leasehold rights and farm-in agreements up to a maximum $2,000,000 net to the Company. Upon completion of its due diligence, the Company agreed to pay Arapahoe $1,000,000 cash as an advance on the reimbursement requirement. The Company also agreed to pay one-half of the cost incurred by Arapahoe for a 3-D seismic program and to drill two test wells to test and core coals for coal-bed methane potential. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000.

After the drilling of three uneconomic wells, the Company wrote down the entire value of its investment in the property. In March 2009, the Company completed the sale of its 50% interest in the property to its joint-venture partner, Canadian Phoenix Resources Corp. The Company received $1,100,000 cash, and is relieved of any further liability for past, existing, and future liabilities of the Joint Venture, including reclamation of the lands.

In March 2007, the Company finalized the acquisition of a 50% interest in 13,280 gross acres of oil and gas leases located in Chautauqua County, New York. At the time of acquisition, the property contained 61 gross gas wells. In consideration for its interest, the Company paid $1,501,125.

Under an agreement dated March 2007, and as amended in May 2007, the Company completed the acquisition of a 100% Working Interest in 15,247 acres located in Jackson County, Ohio. This property is undeveloped oil and gas exploration lands, and was acquired for $553,229.  An additional approximately 7,500 net acres was acquired in the area during the period ended December 31, 2007. In December 2007, the Company announced that it had signed a joint-venture agreement with Equitable Production Company. The agreement calls for Equitable to drill, complete and test three horizontal wells on the Company’s property in order to earn a 50% working interest in Unbridled’s 100% holdings. The agreement also includes an Area of Mutual Interest (“AMI”) over a four township area, where any land owned or acquired by either Unbridled or Equitable would be subject to the joint-venture agreement. The AMI was later expanded to encompass about eleven townships, and a total of approximately 30,000 was leased.

The Company also announced in December 2007 that it had completed the transaction for two existing wells in Ohio and an option to purchase an additional 2,000 acres, for US$28,000. The transaction also includes pipeline access to sell gas from a portion of the Company’s Ohio lands. The wells and acreage acquired under this transaction were rolled into the joint-venture agreement with Equitable. During 2008, the Company and Equitable drilled three horizontal wells in Ohio. Due to low gas prices and well productivity results, the Company announced that it does not plan to proceed with further development of its Ohio properties. Management intends to farm-out or sell its existing Ohio acreage.

During fiscal 2008, the Company also announced it was in negotiations and had signed a Memorandum of Understanding (“MOU”) to acquire interests in certain oil and gas exploration projects in Southwestern Pennsylvania. Due to the weak economy and lower oil and gas prices, the Company announced in December 2008 that it would not proceed with the MOU in Pennsylvania. Oil and gas leases totaling 283 located in Tioga County, Pennsylvania that were acquired in fiscal 2008 separate from the MOU have been retained by the Company.

In March 2009, the Company announced that, in conjunction with the New York State Energy Research and Development Authority (“NYSERDA”), it would drill a stratigraphic test well to basement (7,700 feet) on the Company’s Chautauqua Lake acereage. This well is a result of NYSERDA’s efforts to test the potential of deep horizons in Western New York. The well is over a deep structure identified using 2D seismic, and management believes the well might encounter several potential gas-bearing formations. NYSERDA will pay for all costs below the Medina Formation (4,000 feet) and, if hydrocarbons are encountered, all rights to the hydrocarbons will inure to the Company. The well’s expected cost is $1,589,341, with 90% of the cost covered by NYSERDA.

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

Company Subsidiaries

As of December 31, 2008, the Company had four wholly owned subsidiaries. These are Unbridled Energy USA Inc., Unbridled Energy New York LLC, Unbridled Energy Ohio LLC, and Unbridled Energy PA LLC.

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

During 2007, the Alberta Government began a review of its royalty regime with the intent of increasing royalties paid by oil and gas producers within the Province. The new royalty regime took effect on January 1, 2009. Overall royalty rates on oil and gas production in the Province of Alberta were increased, although changes were also made to rate caps and the price and volume sensitive rates for less productive wells. Management believes the new schedule is similar to the old schedule in regards to the Company’s existing Alberta properties and targeted production, and the new rates will not have a significant effect on the Company’s current production plans.

In March 2009, the Alberta Government announced further changes to the Provincial royalty structure. In order to stimulate new oil and gas drilling in the Province during the period of low commodity prices, the Province introduced temporary lower royalty rates on new conventional oil and gas wells. The new proposals would drop royalties on new wells to 5% or less for a year on the first 50,000 barrels of oil or 500 million cubic feet of natural gas. In addition, drilling royalty credits would also be given to smaller companies.

The Company

Oil and Natural Gas Properties

The Company currently has an interest in oil and gas properties in four areas. The Company’s properties and its interest in each is as follows:

Alberta Properties

Chambers Property

The Chambers Property is located in the Ferrier area of West Central Alberta. The property currently consists of 12,800 acres gross (4,076 net). Unbridled is the operator of the property.

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

Under a separate agreement between the Company and White Max dated April 14, 2006, the Company agreed to acquire from White Max an additional 5% WI in the Chambers Property, as well as an 8% GORR on a separate 7% WI on the existing Chambers 7-18-41-11 W5M well, an additional 5% WI on the Chambers 3-17-4-11-W5 well; a 30% Working Interest in the Test Well Chambers 3-17-4-11-W5, and a 20% Working Interest in the Chambers 14-20-41-11 W5M well. Consideration for this agreement was $475,000 cash paid by the Company to White Max. Michael O’Byrne, Vice-President of White Max, later served a Vice-President, Land for Unbridled at that time.

During Calendar 2006, the Company also acquired a 37% WI on 12 sections totaling 8,960 gross acres (3,027 net) on the Chambers Property through an Alberta Crown Land Sale at a cash cost of $475,472.

The Company currently has a 32.49% Working Interest in the Chambers 3-17-41-11 W5M well (“3-17”), which was drilled to the depth of 3,349 meters. The well is classified as a tight gas sands well, and has been cased and completed in multiple formations for natural gas and condensate production. The well was put into test production on November 7, 2007 and produced gas and condensate sporadically in November and December as a result of hydrates forming in the tubing and around the production facility. A choke was installed down hole in late December and allowed the well to produce continuously in January and most of February. In July 2008, the Company installed small diameter tubing into the well to help keep the gas and condensate producing at maximum rates. Through December 2008, the well’s cumulative production is 84,396 mcf gross (27,418 mcf net) and 3,982 bbls of condensate and other hydrocarbon liquids gross (1,514 bbls net). It appears the completed zones in the well will become uneconomic in the near future. Management has determined that the well should be completed in an uphole formation to improve production rates. During 2009, the Company plans to test the second White Specks shale interval in the well, pending partner approval.

The Chambers 7-18-41-11 W5M well (“7-18”) was drilled on the property prior to the Company acquiring its interest. It was shut-in as a potential gas well, although the Company and its partners have now completed testing.  The Company has decided to defer laying pipeline to the 7-18 well and is evaluating several different completion options to improve the economics of the well.

The Company and its partners licensed two additional test wells. The first, known as 16-21-41-11 W5M (“16-21”), was spudded at the end of August 2007 after the completion of a 6 kilometer road and was positioned using data from the use of 3D seismic and the 3-17 well results. The well was drilled to the top of the Shunda formation to a depth of 3,290 meters and encountered multiple gas bearing formations, with the gas bearing sands and shale encountered in the well as potential additional future targets. After logging, a production liner was run and cemented. In December 2007, the Elkton formation was perforated and flow-tested for one day before being shut-in for a mandatory multi-week pressure buildup test. Based upon the flow and buildup data, the Elkton contains a large volume of gas in place, but lower permeability, and thus requires stimulation treatment to justify laying a 4-mile pipeline for production.

The large acid stimulation treatment was designed jointly by management and Schlumberger, and was successfully performed on the Elkton formation in March 2009. The well flow tested at a peak rate of 4.8 million cubic feet per day (MMcf/d) at 1,800 psi, to a final flow rate of 2.3 MMcf/d at 1,300 psi after three days. The well was shut-in for a mandatory pressure buildup test for analysis by an independent consulting company in order to book reserves. Unbridled, as the operator, paid 100% of the stimulation expenses in the 16-21 well and expects to receive, net of royalties, 100% of the cash of the well in the medium term due to one non-performing partner and two partners electing non-participation, by way of a 500% penalty. A pipeline must be run from the well to the Conoco Phillips sales line before gas sales can begin.

The Company has a 29.6% Working Interest in the 16-21 well and, with the completion of the drilling of the well, has earned an interest in an additional 3 sections of land. A second well, Chambers 5-15-41-11 W5M (“5-15”) is located near the 16-21 well. 5-15 has been licensed for drilling in 2009 or later. The Company’s acreage position provides numerous other locations should the existing wells and the yet to-be-drilled 5-15 prove successful.

Legal Proceedings

Beginning the last 2 months of 2007 and through the year ended December 31, 2008, the Company’s major Chambers property joint-venture partner, Altima Resources Ltd. (“Altima”), failed to perform financially with regards to its obligations under signed authorizations for expenditures. This has resulted in the Company being owed over $1.0 million (excluding interest and collection costs) from Altima as of December 31, 2008.

The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the 3-17 well and initiating a legal action to sell Altima’s interest in the property to reduce the receivable. In April 2009, the Company received notification that Altima has filed a claim against Unbridled, alleging that the Company had breached its duties pursuant to the terms and conditions agreed upon by both parties under the CAPL Joint Operating Agreement, and that Altima plans to seek significant damages from the Company. The Company believes Altima’s claim is without merit. On April 21, 2009, the Company’s claims against Altima were heard in the Alberta Court of Queen’s Bench. The Court ruled in favor of the Company, confirming that the Company has a valid operator’s lien and granted the Company the right to sell Altima’s interest in the prospect to recover the amounts ultimately determined to be owing to the Company. Altima has 20 days from the date the order is filed by the Court to appeal the ruling.

Current and Anticipated Work

Additional target zones have been identified on the Chambers property. The Elkton Formation is believed to exist over a large portion of the Company’s acreage. In addition, the Second White Specs (“2WS”) shale formation, at a depth of approximately 9,000 feet, has been identified as a highly prospective formation based on recent and historical test data in the Chambers area. The Company, as operator, plans to test the 2WS using a large slickwater stimulation treatment, within the second or third quarters of 2009. An additional formation, the Rock Creek formation, has been identified as a possible horizontal drilling candidate at Chambers. Other operators have successfully completed horizontal wells in this formation north of Chambers.

Tsuu T’ina First Nation Reserve Project

The Tsuu T’ina property is located on the Tsuu T’ina First Nation Reserve, southwest of and adjacent to the city limits of Calgary, Alberta.

The Company originally had a 50% WI in 30,000 acres (15,000 acres net) acquired by the Company through a assignment and assumption agreement with Reconnaissance Energy dated March 31, 2006. Reconnaissance assigned to the Company the right to earn the interest in the property through an agreement it had signed with Arapahoe Energy, now known as Canadian Phoenix Resources Corp. (“CPR”), a non-related party, dated March 3, 2006. Under that agreement, the Company could acquire a 50% working interest in leasehold rights and farm-in agreements on the petroleum and natural gas rights held by Arapahoe by:

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

The Company drilled 3 wells on the property and earned its 50% interest. Testing determined the 3 wells were uneconomic. After an evaluation of the potential of the Tsuu T’ina property, Unbridled’s management determined that the development cost of the property exceeded the estimate of the fair market value. Therefore, the Company recorded a write down of the property of $5,184,841 in the fiscal year ended April 30, 2007. During the 8 month transition period ended December 31, 2007, the Company abandoned the project after determining that no further work was justified.  A write-down of $2,080,041 was recorded as of December 31, 2007, which was the remaining capitalized balance on the project.

In March 2009, the Company announced it had completed the sale of its 50% interest in the Joint Venture agreement for the Tsuu T’ina project to CPR for $1,100,000 cash and has received the cash proceeds. Under the agreement, the Company has been relieved of any further liabilities for past, existing, and future liabilities of the Joint Venture, which includes reclamation activities. Unbridled has no further interest in the Tsuu T’ina project.

United States Properties

Chautauqua Lake Properties, New York

In March 2007, the Company acquired a 50% interest in 13,280 gross acres (6,337 net acres) located in Chautauqua County, New York, from Linn Energy. At the time of acquisition, the property contained 61 producing wells (gross), with total production of approximately 300 mcfd gross, 150 mcfd net. In consideration of its acquisition of the 50% interest, the Company paid $1,501,125. The remaining 50% interest is held by HH Allegiance Energy Fund LLP, and Unbridled is the operator of the project. In July 2009, the acquisition of a 50% WI in an additional 22 wells in Chautauqua County was completed. This agreement requires Unbridled to spend $500,000 by July 9, 2010 to work over and/or recomplete certain of the purchased wells to improve production. For a period of 90 days following Unbridled satisfying its payment commitment, the Company has the option to purchase an additional 25% WI in the deep rights to the original 13,280 acres acquired in Chautauqua County. Additional leases have also been acquired in the area, and the Company now has under lease approximately 15,046 acres gross  (approximately 7,297 Net).

The property was primarily acquired to explore for previously undeveloped natural gas in tight gas sands and shale reservoirs, as well as improve production from certain existing wells.  Of the 61 wells on the property at the time of original acquisition, 56 were producing and 5 were shut-in. These wells were largely drilled and stimulated in the 1980’s. The wells produce gas largely from the Whirlpool and Medina tight gas sands formations at depths between 3,000 to 4,000 feet.

The Company has completed workovers on 12 wells to improve production from existing completed intervals, and an additional four wells have been recompleted in the Medina formation. Pipeline shut-ins and high line pressures have restricted production, including during the summer and fall of calendar 2008. Compressor problems in the National Fuel PY3 line have caused production interruptions throughout fiscal 2008, and have continued in 2009.

As of December 31, 2008, the property had 67 gross and approximately 32 net wells, of which 65 gross and approximately 31.6 net were producing and 2 gross and approximately 1 net were classified as non-producing. During the fiscal year ended December 31, 2008, the property produced 142,512 mcf gross (56,642 mcf net) and 795.36 bbls of oil gross (333 net).

The Company contracted with Schlumberger Data & Consulting Services (“DCS”) to prepare a reserves report on the Chautauqua Lake property. DCS’s report evaluated the property’s oil and natural gas reserves as of December 31, 2007.

Chautauqua Lake Oil and Gas Reserves

Constant Prices and Costs

As of December 31, 2008

	Light and Medium Oil		Natural Gas
	Gross (Mstb)	Net (Mstb)	Gross (mmcf)	Net (Mmcf)
Proved Developed Producing	0.04	0.02	1,958.91	794.51

Proved Developed Non-Producing	8.98	3.82	947.74	402.74

Proved Undeveloped	0	0	4,638.94	1,971.55

Total Proved	9.02	3.83	7,545.58	3,168.85

A field-wide geologic, reservoir, completion and stimulation study designed to establish the most effective technology for the ongoing development of the property has been completed. All 4 of the existing wells that were recompleted in the Medina tight gas sand formation in 2008 are producing. In addition, 6 new wells were drilled in the Medina formation and are producing after utilizing the new stimulation techniques.

In December, the Company reached an agreement with the City of Jamestown Board of Public Utilities (“BPU”) under a grant from the New York State Energy Research and Development Authority (“NYSERDA”), to drill a stratigraphic test well to basement at approximately 7,300 feet on Unbridled’s property. Unbridled originally planned to drill a well to the Medina formation at approximately 4,000 foot depth. BPU and NYSERDA are studying the potential of carbon dioxide gas sequestration in wells as part of a new coal fired power plant, and agreed to provide funding for a deeper well in order to test the potential of several deep horizons in the area. The NYSERDA will provide funding to drill and test the well, while Unbridled will retain the rights to any hydrocarbons encountered. For testing, various deep formation are to be cored, and a substantial suite of logs will evaluate porosity and permeability. The expected cost of the well and testing is $1,589,341, with the NYSERDA providing 90% of the estimated cost. The well was successfully spudded and drilled in April 2009. The well was drilled, cored, and logged to a total depth of 7,300 feet. The data from the logs and core is being evaluated.

During the remainder of 2009, the Company and its joint-venture partner are in the process of permitting an additional 15 new wells, and are currently recompleting an existing well in the Medina formation. A shale formation of 200 to 250 foot thickness has been identified across the entire property. Subject to final permitting from the New York Department of Environmental Conservation, the Company intends to enter one of its existing wells to stimulate the shale formation. If successful, most of the existing 67 wells on the property are candidates for recompletion in the shale formation, and new horizontal wells could also be drilled across the property.

Jackson County Properties, Ohio

Under an agreement dated in March 2007, and as amended in May 2007, the Company acquired a 100% Working Interest in 15,427 acres net (15,780 acres gross) located in Jackson County, Ohio. The consideration for the purchase of the interest was $553,229. In the period ended December 31, 2007, the Company acquired approximately 7,500 additional net acres in the region. Two existing wells in the vicinity of the Company’s original purchased acreage were also acquired by Unbridled from an unrelated company. The purchase included the two existing wellbores, access into a local pipeline and an option to acquire 2,000 acres, which increased the Company’s holdings in the area to approximately 25,000 acres. The Company’s acreage is subject to a joint-venture and Area of Mutual Interest Agreement (“AMI”) with Equitable Production Company, a unit of Equitable Resources Inc., who has earned a 50% working interest in the Company’s Ohio acreage by drilling, fracturing, and flow testing three wells. Additional acreage has been leased under the AMI, and the Company currently has a 50% interest in approximately 30,000 acres covered by the AMI.

Jackson County, Ohio

WILLIAMS
FULTON
LUCAS
OTTAWA
LAKE
ASHTABULA
DEFIANCE
HENRY
WOOD
SANDUSKY
ERIE
LORAIN
CUYAHOGA
GEAUGA
TRUMBULL
PAULDING
PUTNAM
HANCOCK
SENECA
HURON
MEDINA
SUMMIT
PORTAGE
MAHONING
VAN WERT
ALLEN
WYANDOT
CRAWFORD
RICHLAND
ASHLAND
WAYNE
STARK
COLUMBIANA
MERCER
AUGLAIZE
HARDIN
MARION
HOLMES
CARROLL
TUSCARAWAS
MORROW
KNOX
JEFFERSON
SHELBY
LOGAN
UNION
DELAWARE
COSHOCTON
HARRISON
DARKE
MIAMI
CHAMPAIGN
LICKING
GUERNSEY
BELMONT
MUSKINGUM
CLARK
MADISON
FRANKLIN
PREBLE
MONTGOMERY
GREENE
FAYETTE
PICKAWAY
FAIRFIELD
PERRY
NOBLE
MONROE
MORGAN
BUTLER
WARREN
CLINTON
HOCKING
WASHINGTON
ROSS
ATHENS
HAMILTON
CLERMONT
HIGHLAND
VINTON
PIKE
MEIGS
JACKSON
BROWN
ADAMS
SCIOTO
GALLIA
LAWRENCE

The Company signed an agreement with Equitable Production Company (“Equitable”), a unit of Equitable Resources, Inc., for Equitable to be a joint-venture partner in the project. Unbridled agreed to sell a 50% Working Interest to Equitable on the conditions that Equitable drill, complete, and production test three horizontal wells into the Devonian Shale. The three well drilling and stimulation program was completed in 2008, and Equitable has earned its 50% interest. Unbridled and Equitable determined the formation tested is not currently economically viable for the production of natural gas. The Company does not plan with any further exploration on the property, and intends to farm-out the acreage, or sell its interest outright.

Acquisition of Additional Oil and Gas Properties

During 2008, the Company incurred acquisition and development expenses of $457,157 on joint-venture opportunities in Pennsylvania, including the purchase of two leases in Tioga County totaling 283 acres, gross and net. In May 2009, the Company announced it had entered into an agreement with a leasing company to create an Area of Mutual Interest of approximately 30,000 acres in Northeast Pennsylvania. The AMI is designed to secure acreage which is prospective for the Marcellus Shale and other sale reservoirs and near pipelines. The Company is also seeking partners for the acreage, including a working interest partner.

Production and Reserves

As of December 31, 2008, the Company’s had producing natural gas wells and shut-in oil wells located in New York State and Ohio, USA, and in Alberta, Canada. The Company’s wells at the end of the fiscal year ended December 31, 2008 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	1.00	0.48	67.00	31.84
Shut-In	0.0	0.0	6.00	2.80
TOTAL	1.00	0.48	73.00	34.64

During the fiscal year ended December 31, 2008, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	-	-	-	-
Natural Gas	3.00	1.50	6.00	2.38
Dry Wells	-	-	-	-
Service Wells	-	-	-	-

Total Wells	3.00	1.50	6.00	2.38

The following is the Company’s total net oil and gas production for the fiscal year ended December 31, 2008, the eight month period ended December 31, 2007, and the fiscal year ended April 30, 2007.

Year Ended Dec 31, 2008	Natural Gas Oil Natural Gas Liquids	56,642 Mcf 333 bbls -

Eight Month Period Ended Dec. 31, 2007	Natural Gas Oil Natural Gas Liquids	24,222 Mcf 66.92 bbls -

Year Ended April 30, 2007	Natural Gas Oil Natural Gas Liquids	21,880 Mcf - -

The following table includes the average prices the Company received for its production for the fiscal year ended December 31, 2008, the eight month transition period ended December 31, 2007, and the fiscal year ended April 30, 2007:

	Fiscal Year ended Dec. 31, 2008	Eight Months ended Dec. 31, 2007	Fiscal Year ended April 30, 2007

Oil	$ 99.26/bbl	$87.17/bbl	N/A
Natural Gas	$ 8.83/mcf	$ 7.15/mcf	$ 7.00/Mcf
Natural Gas Liquids	N/A	N/A	N/A

The following is the Company’s oil and gas reserve estimates as of December 31, 2008 and 2007 and as at April 30, 2007. The Company had no reserves in the prior fiscal years. These estimates are from an independent resource calculation prepared by Schlumberger Data & Consulting Services, based on constant prices and costs. All of the Company’s reserves as of December 31, 2008 and 2007,  and as of April 30, 2007 were located in Chautauqua Lake, New York.

	Unbridled’s Remaining Reserves as of December 31, 2008
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	0.04	0.02
Natural Gas (Mmcf)	1,958.91	794.51
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	8.98	3.82
Natural Gas (Mmcf)	947.74	402.79
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4,638.94	1,971.55
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	9.02	3.83
Natural Gas (MMcf)	7,545.58	3,168.85
Natural Gas Liquids (Mbbl)	-	-

	Unbridled’s Remaining Reserves as of December 31, 2007
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	1.01	0.43
Natural Gas (Mmcf)	1,377.16	585.29
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	19.20	8.16
Natural Gas (Mmcf)	1,148.40	488.07
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4,682.58	1,990.10
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	20.21	8.59
Natural Gas (MMcf)	7,208.14	3,063.46
Natural Gas Liquids (Mbbl)	-	-

	Unbridled’s Remaining Reserves as of April 30, 2007
	Gross	Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (Mmcf)	1,241.99	527.84
Natural Gas Liquids (Mbbl)	-	-

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	29.10	12.37
Natural Gas (Mmcf)	920.79	391.33
Natural Gas Liquids (Mbbl)	-	-

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (MMcf)	4.713.71	2,003.33
Natural Gas Liquids (Mbbl)	-	-

Total Proved Reserves
Light and Medium Oil (Mbbl)	29.10	12.37
Natural Gas (MMcf)	6,876.49	2,922.50
Natural Gas Liquids (Mbbl)	-	-

The following table discloses the Company’s landholdings as of December 31, 2008:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Chambers – Alberta	10,880	3,353	1,920	634	12,800	3,987
Tsuu Tina – Alberta	4,480	2,240	-	-	4,480	2,240
Total – Alberta	15,360	5,593	1,920	634	17,280	6,227

New York	-	-	15,046	7,297	15,046	7,297
Ohio	30,378	14,739	-	-	30,378	14,739
Pennsylvania	283	283	-	-	283	283
Total - USA	30,661	15,022	15,046	7,297	45,707	22,319

Total	46,021	20,615	16,966	7,931	62,987	28,546

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

Item 4a. Unresolved staff comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 19 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.22 as of December 31, 2008 and $1.09 as of May 1, 2009.

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

Results of Operations

Year Ended December 31, 2008

During the fiscal year ended December 31, 2008, the Company completed a field-wide geologic, reservoir, completion and stimulation study on its Chautauqua County, New York acreage. This program was designed to establish the most effective technology for the ongoing development of the property. 4 of the existing wells were recompleted in the Medina tight gas sand formation, and 6 new wells were drilled in the Medina formation and are producing after utilizing the new stimulation techniques. The Company has also identified a shale formation approximately 250 feet thick that is believed to exist across the Company’s entire Chautauqua County acreage, and plans to enter one of its existing wells to stimulate the shale. In Alberta, the 3-17 was run in test production, which determined the well should be recompleted to improve production rates. The Company plans to test the second White Specks shale interval during 2009. Unbridled also negotiated the sale of its 50% interest in the Tsuu T’ina property, and received $1,100,000 cash proceeds in March 2009.

The net loss for the fiscal year was ($14,852,557), or ($0.24) per share. The loss included the write-down of oil and gas properties of ($11,002,114), as the capitalized cost of the Chambers prospect exceeded the estimated fair value of the assets.

The Operating Loss for the year was ($4,026,042). Large expenses included Payroll and benefits of ($894,360), which was higher than prior periods due to the termination of two employees and the cost of their employment contracts was expensed in the current year; Stock-based Compensation of ($691,238) was for the granting of stock options to officers and directors; Consulting Fees were ($349,405), Office and Miscellaneous was ($422,110) as a full year of Board of Directors expenses was included. Professional Fees were ($120,421), which was a decrease over comparative prior periods due to management’s efforts to reduce certain costs. Rent was ($212,050), and Travel and Promotion was ($255,741). Legal Fees totaled ($254,441) as the Company was involved in two legal actions in Canada (see further information under Item 9 “LEGAL PROCEEDING”). Financial Marketing was ($88,779) and Investor Relations was ($85,052), which were decreases from prior periods as the Company reduced its marketing campaigns.  Foreign Exchange Loss was ($537,634) due to a weakening of the Canadian dollar against the US dollar, which was higher than in prior periods due to the Company’s loan agreement with Huntington National Bank, which is denominated in US dollars. Interest and Finance Fees were ($213,982), which were related to the Huntington loan. Depletion, Depreciation, and Accretion was ($350,675), which was higher than in prior periods due to higher levels of oil and gas production, while Production Costs were ($154,216), which was similar to the prior 8-month period, as the rehabilitation of the existing wells in New York has resulted in lower operating costs.

During the year Unbridled had revenue from Oil and Gas Production (net of royalties) of ($720,638), which was from production from the Chautauqua Lake property. The Company also had Interest Income of ($72,917) derived from the Company’s cash balances.

Eight-Month Period ended December 31, 2007

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

The Operating Loss for the period was ($3,284,694). The largest component of the loss was Stock-based Compensation of ($897,088) which was due to the granting stock options to officers and directors and consultants of the Company. Other large expenses were Accounting and Audit Fees of ($91,435), Legal Fees of ($157,969), and Consulting of ($390,076) due to the recent acquisitions; Depletion, Depreciation and Accretion, which was ($127,889) and Production Costs of ($152,398), both of which were higher than the full fiscal year ended April 30, 2007 due to greater oil and gas production volumes; Interest and Finance Fees totaled ($141,313) which was due to the Company’s borrowings under the line of credit; Financial Marketing was ($309,923), Investor Relations totaled ($109,721), and  Professional Fees of ($176,153), which were higher due to work related to the private placement of units and flow-through shares which was completed after the close of the period; Payroll and Benefits totaled ($483,113) and Office and miscellaneous was ($104,991) due to the Company’s increased activities; Rent rose to $123,088 as the Company had offices in Pennsylvania and Alberta for the entire period; and Travel and Promotion totaled ($163,066) due to higher travel requirements to support the new acquisitions.

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

Liquidity and Capital Resources

The Company’s working capital position as of the end of the fiscal year at December 31, 2008 was ($1,897,508). Subsequent to the end of the fiscal year, the Company completed the sale of its 50% interest in the Tsuu T’ina Property for cash of $1,100,000 and has received the cash proceeds. Proceeds from the sale will be used for funding development programs on the Company’s existing property interests and new property acquisitions.

The Company also has a revolving line of credit with Huntington National Bank (“Huntington”), a U.S. Bank headquartered in Columbus, Ohio. The line of credit is for up to US$6,000,000 as determined from time to time by the lender based upon the Company’s oil and gas reserves, as the credit facility is secured by a deed of trust covering the Company’s oil and gas properties in Chautauqua County, New York, and an assignment of all contracts, permits, licenses, rents and leases associated with those assets. Interest on the line of credit is charged on the outstanding principal at a rate of LIBOR plus 250 basis points (2.5%), which was a rate of 3.54% as of December 31, 2008. The Company is required to make monthly interest payments, and in the event the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

The loan also includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25 to 1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chambers 16-21 wells. As at December 31, 2008, the covenants were not yet in effect as the Company has not begun selling gas from the Chambers 16-21 well.

As of December 31, 2008, the available borrowing base of the Huntington loan was US$4,200,000, and the Company had drawn US$3,782,500 ($4,607,085) from the facility.

The Company also had a note payable to HH Allegiance New York, LLC, the Company’s partner on the Chautauqua County oil and gas properties. The note was issued in conjunction with the purchase of a certificate of deposit and issuance of a letter of credit related to future well plugging obligations on the Chautauqua County properties. The final balance of the note of $49,565 was repaid in full in April 2008.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Anticipated Capital Requirements

The Company has primarily depended upon the issuance of common shares to fund operations. Capital has also been provided by the revolving line of credit with Huntington National Bank, and limited revenue from oil and gas production from its Chautauqua Lake Properties.

In March 2009, the Company received cash proceeds of $1,100,000 the sale of its 50% interest in the Tsuu T’ina Property. The proceeds from the sale will be used for funding development programs on the Company’s existing property interests and new property acquisitions.

The Company’s current budget for fiscal 2009 for General and Administrative expenses is approximately $2,650,000, and for exploration and property development operations on existing properties is approximately $5,000,000. The Company has a commitment to spend $1,600,759 to meet its flow-through share obligations on qualifying exploration expenditures in Canada

As of December 31, 2008, the Company had a working capital deficiency of ($1,897,508). Current assets were $3,159,019, of which $2,848,309 was in cash. Although management anticipates additional oil and gas revenue as new and reworked wells are brought into production, cash flow from operations are not expected to meet the Company’s needs for fiscal 2009. Therefore, the Company is currently investigating the use of various financing alternatives to meet its ongoing obligations as well as fund the development of the Company’s properties. These alternatives include further equity financings, issuance of long-term debt, arranging joint-ventures with other companies, or a combination of any of the above.

The Company’s debt facility with Huntington Bank expires in November 2009. There is no guarantee that Huntington Bank will renew the facility. In that case, the Company would need to arrange to place the loan with another bank, or to raise capital to repay the balance. The funds available under the Company’s current debt facility with Huntington are determined based upon the semi-annual reserve report of the Company’s producing wells in New York. If, as a result of a decrease in the commodity price of natural gas or other factors that have a negative effect on the borrowing base under the loan, the payment of the loan could be accelerated in whole or in part.

Stock Issuances

Since inception at October 6, 2003, the Company has financed its operations through the issuance of common shares. The following common share issuances have been conducted since inception.

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Deemed Value/ Proceeds

2004	Incorporation	1	$ 1.00	$ 1
	Private Placement	2,999,999	$ 0.01	30,000
	Private Placement	916,666	$ 0.075	68,750
	Private Placement	1,525,000	$ 0.10	152,500

2005	Property Acquisition	100,000	$ 0.10	$ 10,000
	Initial Public Offering	2,400,000	$ 0.25	600,000
	Agent’s Commission	30,000	N/A	N/A

2006	Property Acquisition	3,000,000	$1.25	$3,750,000
	Private Placement	4,957,500	$0.425	$2,106,938
	Warrant Exercise	240,000	$0.25	$60,000

2007	Private Placement	7,700,000	$1.05	$8,085,000
	Private Placement	5,501,000	$0.65	$3,575,650
	Private Placement	3,931,800	$0.70	$2,752,260
	Private Placement	400,000	$1.10	$440,000
	Private Placement	665,000	$0.55	$365,750
	Private Placement	5,920,000	$0.50	$2,960,000
	Finder’s Fees	163,830	N/A	$104,673
	Warrant Exercise	15,000	$0.80	$12,000

Eight Month	Private Placement	2,735,000	$0.50	$1,367,500
Transition Period	Private Placement	150,000	$0.55	$82,500
	Private Placement	1,183,172	$0.45	$532,427

Fiscal 2008	Private Placement	19,964,350	$0.30	$5,989,305
	Private Placement	5,435,300	$0.33	$1,793,649

Fiscal 2009 to Date	None

Fiscal Year Ended December 31, 2008

As of December 31, 2008, the Company had a working capital deficiency of ($1,897,508). Operating Activities for the fiscal year used cash of ($4,555,930). The Net Loss of ($14,852,557) included non-cash charges of the Write-down of Oil and Gas Properties of $11,002,114, Stock-based Compensation of $711,774, Depletion, Depreciation and Accretion of $350,675, and Future Income Tax Recovery of ($175,599). Changes in non-cash working capital balances include decrease in Amounts Receivable of $314,918; decrease in GST Recoverable of $468,492; decrease in Prepaid Expenses and Deposits of $27,917; and a decrease in Accounts Payables and Accrued Liabilities of ($2,403,664).

Investing Activities used cash of ($1,930,401). Acquisition of Property and Equipment used cash of ($2,263,898), while the return of money in Funds Held in Trust and Reclamation Deposits provided cash of $102,221 and $231,276, respectively. Financing Activities provided cash of $8,825,258. Advances from Bank Loan provided cash of $1,551,403, Proceeds from Issuance of Common Shares provided cash of $7,323,420, and the Repayment of Note Payable used cash of ($49,565).

During the year, the Company issued 25,399,650 common shares. 19,964,350 common shares were issued pursuant to a private placement of units at $0.30 per unit for gross proceeds of $5,989,305, and 5,435,300 common shares were issued pursuant to a private placement of units at $0.33 per unit for gross proceeds of $1,793,649. Share issuance costs were ($546,174). The Company’s cash and cash equivalent position as of December 31, 2008 was $2,848,309, an increase of $2,338,927 during the year.

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

Year Ended April 30, 2007

The Company’s working capital as of April 30, 2007 was $2,523,310. Operating Activities in the year used cash of ($1,153,026), with the Net Loss of ($5,975,501) partially offset by the Adjustments to reconcile net loss used in operations, including Write-down of Oil and Gas properties of $5,184,841, Stock-based Compensation of $1,157,906, and Depletion, Depreciation, and Accretion of $82,774. Future Income Tax Recovery was ($1,784,565). Changes in non-cash working capital items included an increase in GST receivable, a tax for which the Company is eligible under certain incentive programs for a rebate, of ($31,250); increase in Prepaid Expenses and Deposits used cash of ($49,900); Increase in Accounts Payable of $43,512; Increase in Asset Retirement Obligation of $224,157; and decrease in Due to Related Party used cash of ($5,000).

Investing Activities used cash of ($14,354,519), with the Acquisition of Oil and Gas Properties using cash of ($14,078,193), and Acquisition of Equipment using cash of ($165,316). Financing Activities provided cash of $16,218,516, with Proceeds of from the Issuance of Common Shares providing cash of $17,064,676, while Share Subscriptions previously received reduced cash by ($846,160).

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

Oil and Gas Properties

The Company performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

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

The reader is advised to consult Unbridled’s audited annual financial statements for fiscal year ended December 31, 2008, the eight month transition period ended December 31, 2007, and the fiscal year ended April 30, 2007, particularly Note 19, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 19 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.22 as of December 31, 2008 and $1.09 as of May 1, 2009.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The Company follows the full cost method of accounting for natural gas and oil operations.  Under the full cost method all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are initially capitalized into cost centers on a country-by-country basis. The Company’s current cost centers are located in Canada. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities.   Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers.  The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves.   Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.  During the year ended December 31, 2008, eight months period ended December 31, 2007 and the year ended April 30, 2007, the Company has recorded impairment of $11,002,114, 2,080,341 and 5,184,841 respectively.

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  At December 31, 2008 and 2007, the Company has provided an estimate of its asset retirement obligations.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, substantially all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 5

Contractual Obligations

As of December 31, 2008

	Payments Due by Period
Contractual Obligations as of December 31, 2008	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	$4,607,085	$4,607,085	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$1,007,554	$248,047	$443,283	$316,224	None
Purchase Obligations	None	None	None	None	None
Other-Long Term Liabilities Reflected on the Balance Sheet	None	None	None	None	None
Total	$5,614,639	$4,855,132	$443,283	$316,224	None

Operating lease obligations consist of amounts due under an office lease for the Company’s executive offices in Calgary, Alberta, and Sewickley, Pennsylvania. Management has been seeking to reduce its minimum rental commitments and has signed an agreement to sublease a portion of its office space in Calgary for a 29 month period ended June 30, 2011. Savings to the Company will be $7,875 per month plus 75% of the lease operating costs.

Recent Accounting Pronouncements Applicable to US

Recently issued United States accounting pronouncements have been outlined below.

SFAS 157

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 did not have an impact on the financial position or operating results.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.  The implementation of SFAS 159 did not have any impact on the Company’s financial statements.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning on or after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  Earlier adoption is prohibited.  Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009.  The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

SFAS 162

In May 2008, the FASB issued SFAS Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles (“GAAP”) for non-governmental entities.  SFAS 162 is not expected to have a material impact on the Company’s financial statements.

In June 2008, the FASB finalized EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". The EITF lays out a procedure to determine if an equity-linked financial instrument (or embedded feature) is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 07-5 is anticipated to result in a reclassification of certain of the warrants from equity to liability for US GAAP purposes, and will require re-measurement to current fair value at the end of every reporting period with the change in fair value reported in the statement of loss as a gain or loss on derivative financial instruments. The Company is currently evaluating the financial statement impact of adopting this standard.

FSP 142-3

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  FSP 142-3 is not expected to have a material impact on the Company’s financial statements.

APB 14-1

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The implementation of APB 14-1 is not expected to have a material impact on the Company’s financial statements as the Company currently has no convertible debt instruments.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists, as of May 1, 2009, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Robert Penner and Craig Steinke are citizens of Canada, and Joseph H. Frantz Jr., Richard Day, and E. Bernard Brauer are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Richard Day	57	September 11, 2007
Joseph H. Frantz Jr.	50	October 17, 2006
Robert Penner	64	June 18, 2007
Craig Steinke	51	October 17, 2006
E. Bernard Brauer	73	February 18, 2009

Table No. 7 lists, as of May 1, 2009, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Joseph H. Frantz Jr. and J. Michael Scureman, who are citizens of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Joseph H. Frantz Jr.	President and CEO	50	September 22, 2006
J. Michael Scureman	Chief Financial Officer	55	June 11, 2007
Robert Pryde	Vice-President, Exploration	50	August 15, 2006
Carmen Etchart	Corporate Secretary	41	May 15, 2006
Craig Steinke	Chairman	51	October 18, 2006

Joseph H. Frantz Jr., of Pittsburgh, Pennsylvania, is President, CEO and a Director of Unbridled. He was named President and CEO in September 2006 and Director at the Company’s meeting of shareholders held on October 17, 2006. Mr. Frantz has worked in the oil and gas field for 27 years, with 21 years specializing in unconventional oil and gas, including coalbed methane, shale gas, and tight gas. His work has included project management, exploration and development project evaluation, well test and production data analysis, reservoir stimulation, reserves studies, hydraulic fracturing, and horizontal well evaluations. Prior to joining the Company, he was a consulting and solutions manager for Schlumberger Data and Consulting Services, where he helped lead projects on several emerging U.S. shale gas projects, and was operations manager of the Holditch-Reservoir Technologies Consulting Services Pittsburgh office where he primarily focused on the dissemination of evaluation practices on shale reservoirs. While at Holditch, he participated in studies on shale reservoirs in the United States as well as studies on coal bed methane and tight gas sands reservoirs in North America and internationally. From 1990 to 1997, he was a consultant for S.A. Holditch & Associates as a senior petroleum engineer and later Vice-President and division manager of the Pittsburgh office. From 1982 to 1990, he worked for Getty Oil and Texaco in several capacities, including senior petroleum engineer. Mr. Frantz is a registered petroleum engineer, and an active member of the Society of Petroleum Engineers (“SPE”) where he has served on many SPE committees and a former Chairman of the Pittsburgh Petroleum section. He received his Bachelor of Science degree from Pennsylvania State University in 1981 in petroleum and natural gas engineering. Mr. Frantz devotes 100% of his time to the Company’s affairs.

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

Carmen Etchart, of Surrey, British Columbia, was named Corporate Secretary in May 2006. Ms. Etchart has a background in administration and event planning & execution. For the past 20 years, she has worked in a variety of industries in Canada and Internationally including manufacturing, event planning, fundraising, auto wholesale, public service, construction and property management.  Ms. Etchart devotes approximately 60% of her time on the Company’s affairs.

E. Bernard Brauer, of Corpus Christi, Texas, was named a Director of the Company on February 18, 2009. Mr. Brauer holds BS and MS degrees in Petroleum Engineering from the University of Texas at Austin, and is a registered Professional Engineer in Petroleum Engineering in Texas and Louisiana. He and has been a consulting petroleum engineer since 1999. Prior to 1999, he worked for Unocal Corporation for 38 years until his retirement,. At Unocal, he held various assignments in engineering, operations, economics, planning and management in Louisiana, Texas, California, and Canada. He was President and General Manager of Unocal Canada at his retirement, responsible for exploration, production, and restructuring of assets. He was the 2006 President and member of the Executive Committee, and currently serves as Chairman, Council of Past Presidents, of The Society of Petroleum Evaluation Engineers; Vice-President, National Energy, for The Society of Independent Professional Earth Scientists; Member of the Engineering Advisory Board of the Cockrell School of Engineering at the University of Texas at Austin; and is a Life Member of The Society of Petroleum Engineers. Mr. Brauer devotes approximately 5% of his time to the Company’s affairs.

Richard Day, of Buffalo, New York, was named a Director of the Company at the Company’s Annual General Meeting held on September 11, 2007. Mr. Day is an attorney and partner with Hiscock & Barclay, LLP in Buffalo, where his practice focuses on general corporate, business and commercial law, and is Chair of the International Business Practice Area. He is a member of the New York State Bar Association and the Erie County Bar Association. He has a B.A. from Bucknell University and is a graduate of the Cornell University Law School. Mr. Day is a member of the Greater Buffalo Partnership Community Council, and a trustee of several organizations, including Daemen College, Orchard Park Foundation for Academic Excellence, Heritage Foundation, and the Samuel Friedman Foundation. He devotes approximately 10% of his time to the Company’s affairs.

Robert Penner, of Calgary, Alberta, was appointed a Director of the Company in June 2007. Mr. Penner is a Chartered Accountant who retired as senior tax partner with KPMG in 2004. He has more than 35 years of public practice providing advisory services on taxation and related matters, focused on the private and public natural resource sectors. Mr. Penner currently serves as a director of several other public natural resource companies, including; director of Corridor Resources Inc., a natural gas producer and explorer whose common shares are traded on the TSX; director of Gastar Exploration Ltd., a natural gas and coal-bed methane producer and explorer whose common shares are traded on the TSX and NYSE AMEX; director of Terra Energy Corp., an oil and natural gas producer traded on the TSX-V; a director of Sustainable Energy Technologies Ltd., a solar energy equipment manufacturer whose common shares are traded on the TSX-V; and a director of Storm Cat Energy, a publicly-held unconventional oil and gas exploration and production company whose shares are traded over-the-counter in the United States. Mr. Penner devotes approximately 5% of his time to the Company’s affairs.

Craig Steinke, of White Rock, British Columbia, was appointed Chairman and a Director of the Company in October 2006. He is the founder and President of Reconnaissance Energy Corporation, a private oil and gas property acquisition and corporate finance company which specializes in initiating and developing successful unconventional natural gas exploration and production companies. He is a founder and past Chairman of Storm Cat Energy, a public unconventional oil and gas exploration and production company traded on the TSX and American Stock Exchange. He has founded and served as Chief Executive Officer and Director of various Canadian junior oil and gas exploration and production companies; both publicly and privately held. Mr. Steinke devotes approximately 65% of his time to the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. Robert Penner, Director, serves as a Director of Storm Cat Energy (“Storm Cat”), an unrelated public company. Storm Cat filed for bankruptcy protection in November 2008. Storm Cat was delisted by the TSX and the NYSE AMEX exchanges in 2008 for failure to meet continuing listing standards, and was cease-traded by the Ontario Securities Commission in April 2009 for failure to file required continuous disclosure materials.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. No officer or member of the Board of Directors is related.

COMPENSATION

The Company has a plan for which directors are compensated by the Company for their services in their capacity as directors, for committee participation, and meetings attended. Certain Directors have been compensated for providing management services, consulting and expert services during the most recently completed fiscal year.

The Company has a formal stock option plan for the granting of incentive stock options to directors, officers and consultants; refer to ITEM #10, "Stock Options" for details of the Plan.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the fiscal year ended December 31, 2008, the eight month transition period ended December 31, 2007 and the fiscal years ended April 30 2007 and 2006..

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Period	Salary	Options Granted	Other Compensation
Joseph Frantz Jr., President, CEO and Director (1)	Fiscal 2008 Transition Period Fiscal 2007	$ 174,000 $ 97,500 Nil	400,000 Nil 400,000	$40,520 (2) $19,710 $58,230

J. Michael Scureman Chief Financial Officer (1)	Fiscal 2008 Transition Period	$ 168,000 $ 75,000	400,000 400,000	$ 8,148 (3) $15,400

Michael O’Byrne, Former Vice President	Fiscal 2008 Transition Period Fiscal 2007 Fiscal 2006	$ 67,500 $ 86,667 $ 92,083 Nil	Nil Nil 200,000 200,000	$137,177 (4) Nil Nil Nil

Robert Pryde, Vice President	Fiscal 2008 Transition Period Fiscal 2007	$ 134,725 $ 86,667 $ 92,083	250,000 Nil 400,000	$7,224 Nil Nil

Carmen Etchart, Corporate Secretary	Fiscal 2008 Transition Period Fiscal 2007	Nil Nil Nil	30,000 Nil 100,000	$68,540 (5) $40,422 $34,800

Craig Steinke, Director and Chairman (1)	Fiscal 2008 Transition Period Fiscal 2007 Fiscal 2006	Nil Nil Nil Nil	100,000 Nil Nil Nil	$ 206,625 (6) $ 128,410 $ 82,940 $4,125,000

Daniel O’Byrne, Former Director	Fiscal 2008 Transition Period Fiscal 2007 Fiscal 2006	Nil Nil Nil Nil	200,000 Nil Nil 100,000	$ 15,600 (7) $ 6,000 Nil Nil

Robert Penner, Director	Fiscal 2008 Transition Period	Nil Nil	100,000 100,000	$ 27,600 (8) $ 9,875

Richard Day, Director (1)	Fiscal 2008 Transition Period	Nil Nil	100,000 100,000	$102,424 (9) $ 32,775

Christopher Dyakowski, Former Director and President	Transition Period Fiscal 2007 Fiscal 2006	Nil Nil Nil	Nil Nil 100,000 (10)	$20,000 (11) $60,000 $40,000

Susan Wong, Former CFO	Fiscal 2007 Fiscal 2006	Nil Nil	Nil Nil	$ 4,000 (12) $18,500

Robert Mummery, Former Director	Fiscal 2007 Fiscal 2006	Nil Nil	Nil 100,000	Nil Nil

William Schmidt Former Director	Fiscal 2007 Fiscal 2006	Nil Nil	Nil 50,000	$42,585 (13) $33,801

(1)

The salary and “Other Compensation” paid to Mr. Frantz and Mr. Scureman were paid in US dollars and converted to Canadian dollars at an assumed exchange rate of US$1/Cdn$1.20. The “Other Compensation” paid to Mr. Day and Mr. Steinke for fiscal 2008 were paid in US dollars and converted to Canadian dollars at an assumed exchange rate of US$1/Cdn$1.20.

(2)

The “Other Compensation” paid to Mr. Frantz for the fiscal year ended December 31, 2008 includes directors fees of $25,500 (eight month transition period - $7,875), and the remainder was pursuant to an employment agreement dated September 1, 2006.

(3)

The “Other Compensation” paid to Mr. Scureman was pursuant to an employment agreement dated May 17, 2007.

(4)

The “Other Compensation” paid to Michael O’Byrne for the fiscal year ended December 31, 2008 includes severance of $130,000.

(5)

The “Other Compensation” paid to Ms. Etchart related to consulting fees for Administrative Services.

(6)

The “Other Compensation” listed for Craig Steinke, Director, for the fiscal year ended December 31, 2008 includes directors fees of $21,900 (eight month transition period - $7,250) and consulting fees of $184,725 (eight month transition period - $121,160) paid to Reconnaissance Energy Corp,  a private company owned by Craig Steinke; For fiscal 2007, it includes Consulting Fees paid to Reconnaissance Energy Corp. The Other Compensation for 2006 consists of 3,000,000 common shares issued to Reconnaissance at a deemed price of $1.25 per share under he Chambers Property Agreement, and $375,000 cash paid to Reconnaissance under the Tsuu T’ina assignment agreement.

(7)

The “Other Compensation” listed for Daniel O’Byrne, Director, is for directors fees.

(8)

The “Other Compensation” listed for Robert Penner, Director, is for directors fees.

(9)

The “Other Compensation” listed for Robert Day, Director, for the fiscal year ended December 31, 2008 includes directors fees of $27,600 (eight month transition period - $9,875) and legal fees paid to Hiscock & Barclay, LLP of $74,824 (eight month transition period - $22,900), for which Mr. Day is a partner.

(10)

These options were surrendered to the Company unexercised.

(11)

The “Other Compensation” listed for Christopher Dyakowski, former President, CEO, and Director, includes $60,000 (FY 2005 - $40,000; 2004 - $15,000) paid to Max Investments, a private investment company owned by Mr. Dyakowski, for management services. FY 2004 Other Compensation also includes $2,000 for property evaluation and $13,079 for deferred property exploration services.

(12)

The “Other Compensation” listed for Susan Wong, relates to consulting fees for Accounting and Administrative Services.

(13)

The “Other Compensation” listed for William Schmidt, former Director, is for payments for legal services paid to the law firm of Hemsworth, Schmidt, of which William Schmidt is a partner.

No funds were set aside or accrued by the Company during fiscal 2008, the eight month transition period, or during Fiscal 2007 and 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has two employees and four executive officers. The Company’s non-management employees are an office manager and a staff accountant located in Sewickley, Pennsylvania. The Company contracts for certain services, including management services and accounting, as well as oil and gas exploration services, as needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by residents of Canada and other countries.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of May 1, 2009, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Joseph Frantz Jr. (1)	1,338,333	1.90%
Common	J. Michael Scureman (2)	938,583	1.33%
Common	Robert Pryde (3)	1,158,333	1.64%
Common	Carmen Etchart (4)	355,000	0.51%
Common	E. Bernard Brauer	Nil	Nil
Common	Richard Day (5)	252,776	0.36%
Common	Robert Penner (6)	383,333	0.55%
Common	Craig Steinke (7)	1,164,083	1.66%

	Total Officers and Directors	5,590,441	7.77%

(1)

Of this total, 533,333 represent exercisable share purchase options and 25,000 represent stock purchase warrants. A further 266,667 share purchase options have been granted but not yet vested.

(2)

Of this total, 533,333 represent exercisable share purchase options. A further 266,667 share purchase options have been granted but not yet vested.

(3)

Of this total, 483,333 represent exercisable share purchase options. A further 166,667 share purchase options have been granted but not yet vested.

(4)

Of this total, 110,000 represent exercisable share purchase options. A further 20,000 share purchase options have been granted but not yet vested.

(5)

Of this total, 133,333 represent exercisable share purchase options and 25,000 represent share purchase warrants. A further 66,667 share purchase options have been granted but not yet vested.

(6)

Of this total, 133,333 represent exercisable share purchase options and 50,000 represent stock purchase warrants. A further 66,667 share purchase options have been granted but not yet vested.

(7)

Of this total, 33,333 represent exercisable share purchase options. A further 66,667 share purchase options have been granted but not yet vested.

Based upon 69,933,618 common shares outstanding as of May 1, 2009 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

Board Practices

The Board of Directors currently has 4 committees. These are the Audit and Finance Committee, the Nominating and Corporate Governance Committee, Compensation Committee, and the Disclosure Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the Company as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Robert Penner, Richard Day, and E. Bernard Brauer.

The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess, and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee shall consist of at least 2 Directors, and currently consists of Richard Day, Robert Penner, Craig Steinke, and E. Bernard Brauer.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relative to the compensation of senior management of the Company, evaluating performance in light of these goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the Directors, and reviewing executive compensation disclosure before it is publicly issued. The Committee currently consists of four Directors; Joseph Frantz Jr. Richard Day, Robert Penner, and E. Bernard Brauer.

The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable securities rules and regulations. The Disclosure Committee currently consists of Joseph Frantz Jr. and Craig Steinke, and the Company’s Chief Financial Officer, J. Michael Scureman.

Copies of the Committee Charters and systems of operations have been previously filed as exhibits to the Company’s Form 20-F Registration Statement.

Directors Fees

The Company has adopted a Director Compensation Plan effective as of September 11, 2007. All payments under the plan are paid in US dollars.

Directors receive an annual retainer of US$4,000, paid quarterly. Directors receive a fee of US$2,500 per meeting of the Board of Directors attended, which is reduced to US$1,000 if the meeting is not attended in person. Committee Chairmen receive an annual fee of US$2,500, paid quarterly. Committee members receive an annual fee of US$1,000, paid quarterly, and a fee of US$500 per committee meeting that the member Director attends. Directors receive 100,000 share options within 30 days of becoming a Board member, the options vesting 1/3 every six months. Each Director earns 25,000 option shares for every complete year service on the Board.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 1, 2009, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sprott Asset Management Inc. (1)	14,000,000	18.68%

(1)

5,000,000 of these common shares are represented by common stock purchase warrants.

#  Based upon 69,933,618 common shares outstanding as of May 1, 2009 and Warrants and Stock options held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Reconnaissance Energy, a private company owned by Craig Steinke, Director, received $164,695 during the fiscal year ended December 31, 2008 (Eight Month Transition Period - $121,160; Fiscal 2007 - $82,940) for consulting services.

Carmen Etchart, Corporate Secretary, received consulting fees of $54,544 during the fiscal year ended December 31, 2008 (Eight Month Transition Period - $40,422; Fiscal 2007 - $34,800) for administrative services.

Hiscock & Barclay LLP, a law firm for which Richard Day, Director, serves a partner, was paid $62,354 during the fiscal year ended December 31, 2008 (Eight Month Transition Period - $22,900) for legal services.

Hemsworth, Schmidt, a law firm for which William Schmidt, former Director, serves as a partner, was paid $Nil during the fiscal year ended December 31, 2008 (Eight Month Transition Period - $Nil; FY2007 - $12,345; FY2006 - $33,801) for legal services. Hemsworth, Schmidt was also paid $Nil (Eight Month Transition Period - $Nil; FY2007 - $30,240; FY2006 – Nil) for Share Issuance Fees.

During the fiscal year ended December 31, 2008, Christopher Dyakowski, former President and former Director, was paid $Nil (Eight Month Transition Period - $Nil; FY2007 - $Nil; FY2006 - $35,097) in deferred exploration expenditures for exploration work on the Kettle Property. Max Investments, a private management company owned by Christopher Dyakowski, was paid $Nil in fiscal 2008 (Eight Month Transition Period - $20,000; FY2007 - $60,000; FY2006 - $40,000) for management services pursuant to a management services contract.

Susan Wong, former Chief Financial Officer, was paid $Nil during the fiscal year ended December 31, 2008 (Eight Month Transition Period - $Nil; FY2007 - $4,000; FY2006 - $18,500) for Accounting and Administration services.

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

Since the end of the fiscal year ended December 31, 2008 and May 1, 2009, the date of this annual report, the Company has issued no common shares.

Item 9.  Offer and Listing of Securities

As of December 31, 2008, the authorized capital of the Company consisted of an unlimited number of common shares and an unlimited number of preferred shares.  There were 69,933,618 common shares issued and outstanding and no preferred shares issued and outstanding as of December 31, 2008 and May 1, 2009.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company.  Pacific Corporate Trust Company is located 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

On December 31, 2008, the shareholders' list for the Company's common shares showed 63 Registered shareholders, including share depositories, and 69,933,618 common shares issued and outstanding. Of the total registered shareholders, including share depositories, 21 are resident in Canada holding 67,373,767 common shares representing 96.34% of the total shares outstanding; 34 registered shareholders are resident in the United States, holding 1,888,185 common shares representing 2.70% of the total shares outstanding; and 8 registered shareholders are resident in other nations, holding 671,666 common shares, or 0.96% of the total shares outstanding.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “UNE”; on the OTCBB in the United States under the symbol “UNEFF”; and on the Frankfurt Exchange in Germany under the symbol “O4U”. The CUSIP number is 904296100.

Table No. 11 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares since its listing on March 16, 2005. There have been no significant trading suspensions of the Company’s common stock since its initial listing.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	- Sales -
Period	High	Low	Close

April 2009	$0.16	$0.09	$0.11
March 2009	$0.20	$0.03	$0.14
February 2009	$0.07	$0.03	$0.05
January 2009	$0.06	$0.02	$0.05
December 2008	$0.05	$0.02	$0.03
November 2008	$0.07	$0.03	$0.04

Three Months Ended 3/31/09	$0.20	$0.02	$0.14
Three Months Ended 12/31/08	$0.10	$0.02	$0.03
Three Months Ended 9/30/08	$0.40	$0.09	$0.09
Three Months Ended 6/30/08	$0.71	$0.25	$0.37
Three Months Ended 3/31/08	$0.47	$0.24	$0.30
Two Months Ended 12/31/07	$0.50	$0.30	$0.32
Three Months Ended 10/31/07	$0.62	$0.28	$0.50
Three Months Ended 7/31/07	$0.69	$0.41	$0.60
Three Months Ended 4/30/07	$0.70	$0.50	$0.52
Three Months Ended 1/31/07	$0.73	$0.57	$0.58
Three Months Ended 10/31/06	$1.50	$0.65	$0.67
Three Months Ended 7/31/06	$2.40	$1.06	$1.13
Three Months Ended 4/30/06	$2.00	$1.05	$1.70

Fiscal Year Ended 12/31/08	$0.71	$0.02	$0.03
Eight Month Transition Period Ended 12/31/07	$0.69	$0.28	$0.32
Fiscal Year Ended 4/30/07	$2.40	$0.50	$0.52
Fiscal Year Ended 4/30/06	$2.00	$0.48	$1.70
Fiscal Year Ended 4/30/05	$0.80	$0.41	$0.49

Table No. 11a lists the volume of trading and high, low and closing sales prices on the OTCBB for the Company's common shares since July 27, 2006.

Table No. 11a

OTC Bulletin Board

Common Shares Trading Activity

US Dollars

	- Sales -
Period	High	Low	Close

April 2009	$0.14	$0.06	$0.06
March 2009	$0.05	$0.03	$0.02
February 2009	$0.04	$0.02	$0.03
January 2009	$0.05	$0.01	$0.04
December 2008	$0.04	$0.01	$0.02
November 2008	$0.06	$0.02	$0.03

Three Months Ended 3/31/09	$0.05	$0.01	$0.02
Three Months Ended 12/31/08	$0.11	$0.01	$0.02
Three Months Ended 9/30/08	$0.40	$0.05	$0.08
Three Months Ended 6/30/08	$0.70	$0.19	$0.38
Three Months Ended 3/31/08	$0.46	$0.24	$0.30
Two Months Ended 12/31/07	$0.56	$0.29	$0.34
Three Months Ended 10/31/07	$0.64	$0.28	$0.57
Three Months Ended 7/31/07	$0.66	$0.35	$0.60
Three Months Ended 4/30/07	$0.57	$0.41	$0.47
Three Months Ended 1/31/07	$0.63	$0.50	$0.52
Three Months Ended 10/31/06	$1.26	$0.55	$0.60

Fiscal Year Ended 12/31/08	$0.70	$0.01	$0.02
Eight Month Transition Period Ended 12/31/07	$0.66	$0.28	$0.34
Fiscal Year Ended 4/30/07	$1.26	$0.41	$0.47

Table No. 11b lists the volume of trading and high, low and closing sales prices on the Frankfurt Stock Exchange for the Company's common shares since March 25, 2008.

Table No. 11b

Frankfurt Stock Exchange

Common Shares Trading Activity

Euros

	- Sales -
Period	High	Low	Close

April 2009	€0.10	€0.05	€0.06
March 2009	€0.11	€0.01	€0.11
February 2009	€0.03	€0.01	€0.02
January 2009	€0.03	€0.01	€0.01
December 2008	€0.04	€0.01	€0.02
November 2008	€0.05	€0.01	€0.01

Three Months Ended 3/31/09	€0.11	€0.01	€0.11
Three Months Ended 12/31/08	€0.05	€0.01	€0.01
Three Months Ended 9/30/08	€0.22	€0.06	€0.06
Three Months Ended 6/30/08	€0.37	€0.14	€0.22
Three Months Ended 3/31/08	€0.18	€0.15	€0.17

Fiscal Year Ended 12/31/08	€0.37	€0.01	€0.01

Table No. 12 lists, as of May 1, 2009 share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

2,735,000	$0.85	May 17, 2009
171,150	$0.85	May 17, 2009
10,460,059	$0.45	November 7, 2009
Total: 13,366,209

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

LEGAL PROCEEDINGS

The Company currently has one active legal proceeding, as one prior legal proceeding was settled in March 2009.

In March 2009, to settle a claim against Canadian Phoenix Resources Corp. (“CPH”),  the Company entered into an agreement with CPH whereby the Company had agreed to convey its interest in the Tsuu T’ina First Nation Property to CPH.   As consideration, the Company had agreed to sell for $1,100,000 and had received the amount.

The Company’s major Chambers property joint-venture partner, Altima Resources Ltd. (“Altima”), failed to perform financially with regards to its obligations under signed authorizations for expenditures. This has resulted in the Company being owed over $1.0 million (excluding interest and collection costs) from Altima as of December 31, 2008. The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the 3-17 well and initiating a legal action to sell Altima’s interest in the property to reduce the receivable. On April 21, 2009, the Company’s claims against Altima were heard in the Alberta Court of Queen’s Bench. The Court ruled in favor of the Company, confirming that the Company has a valid operator’s lien and granted the Company the right to sell Altima’s interest in the prospect to recover the amounts ultimately determined to be owing to the Company. Altima has 20 days from the date the ruling is filed by the Court to appeal the ruling.

In April 2009, the Company received notification that Altima has filed a claim against Unbridled, alleging that the Company had breached its duties pursuant to the terms and conditions agreed upon by both parties under the CAPL Joint Operating Agreement, and that Altima plans to seek significant damages from the Company. The Company believes Altima’s claim is without merit and intends to continue vigorously pursue its claims against Altima and its own defense.

The Company knows of no other active or pending legal proceedings that may materially adversely affect an interest of the Company.

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

During the eight month Transition Period ended December 31, 2007, the Company completed two private placements of its common shares. Under the first placement, the Company sold 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500, and sold 2,735,000 non-flow through units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.85 until May 17, 2009. Gross proceeds from the placement of the non-flow through units were $1,367,500.  In October 2007, the Company completed the second private placement. 1,183,172 common share units were sold at a price of $0.45 per unit for gross proceeds of $532,427. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.75 until October 26, 2008.

During the fiscal year ended December 31, 2008, the Company completed one private placement of common share units and flow-through shares. 19,964,350 common share units were issued at a price of $0.30 per unit for gross proceeds of $5,989,305. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.45 until November 7, 2009. An additional 477,844 warrants were issued for fees. The Company also issued 5,435,300 flow-through common shares at a price of $0.33 per share for gross proceeds of $1,793,649.

Since the end of the most recent fiscal year ended December 31, 2008 and the date of this annual report, the Company has issued no common shares.

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

During the fiscal year 2007 ended April 30, 2007, the Company issued 3,514,000 flow-through common shares at a price of $1.05 per share for proceeds of $3,689,700, and 3,931,800 at a price of $0.70 per share for proceeds of $2,752,260, and 665,000 flow-through common shares at a price of $0.55 per share for proceeds of $365,750. During the eight month Transition Period ended December 31, 2007, the Company issued 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of $82,500. During the fiscal year ended December 31, 2008, 5,435,300 flow-through common shares were issued at a price of $0.33 per share for gross proceeds of $1,793,649. These proceeds will be used for qualifying exploration expenditures on the Company’s Canadian oil and gas properties, and the amounts will be renounced to flow-through shareholders.

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

During the fiscal year ended April 30, 2007, 1,110,500 shares were released from escrow, and leaving a balance of 1,110,500 shares in escrow.   During the eight month transition period ended December 31, 2007, 555,250 escrow shares were released. During the fiscal year ended December 31, 2008, the remaining 555,250 escrow shares were released. As of December 31, 2008 and May 1, 2009, there were no common shares in escrow.

Shares Not Representing Capital

In the most recent 3 fiscal years and 8-month transition period, the Company issued 3,293,830 common shares for assets other than cash. These issuances include 3,000,000 shares issued to Reconnaissance Energy pursuant to the assignment of a property agreement; 100,000 pursuant to the option agreement on the Kettle mineral exploration property; 163,830 for finder’s fees, and 30,000 shares for an Agent’s Commission a private placement. These issuances represent 8.14% of the common shares issued and outstanding as of the end fiscal year ended April 30, 2007, 7.40% of the common shares issued and outstanding as of December 31, 2007, and 4.71% of the issued and outstanding common shares as of the end of the fiscal year ended December 31, 2008.

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

Subject to the policies of the TSX Venture Exchange, vesting of options is at the discretion of the Board with the exception that options granted to consultants conducting investor relations activities will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant and a further 25% on each successive date that is three months from the date of the previous vesting, or such longer vesting period as the Board may determine. Options issued by the Company prior to November 2007 vest as to 12.5% on TSX-V approval and 12.5% every three months thereafter until fully vested. Options issued beginning in November 2007 vest 33.3% every six months. The maximum numbers of options outstanding is limited to 10% of the total shares issued and outstanding.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 1, 2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Options Granted	Number of Options Vested	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President and CEO	400,000 400,000	400,000 133,333	$0.75 * $0.35	September 5, 2011 July 14, 2013

J. Michael Scureman, Chief Financial Officer	400,000 400,000	400,000 133,333	$0.75 $0.35	July 17, 2012 July 14, 2013

Robert Pryde, Vice-President, Exploration	400,000 250,000	400,000 83,333	$0.75 * $0.35	August 17, 2011 July 14, 2013

Carmen Etchart, Corporate Secretary	100,000 30,000	100,000 10,000	$0.75 * $0.35	May 15, 2011 July 14, 2013

E. Bernard Brauer Director	None	NA	N/A	N/A

Richard Day, Director	100,000 100,000	100,000 33,333	$0.75 $0.35	November 19, 2012 July 14, 2013

Robert Penner, Director	100,000 100,000	100,000 33,333	$0.75 $0.35	July 17, 2012 July 14, 2013

Craig Steinke, Director and Chairman	100,000	33,333	$0.35	July 14, 2013

Total Officers and Directors (8 persons)	2,880,000	1,959,998
Total Employees and Consultants (8 persons)	150,000 100,000 180,000 180,000 65,000	150,000 100,000 180,000 70,416 21,666	$0.50 $0.75 * $0.75 $0.35 $0.36	October 15, 2010 August 17, 2011 July 17, 2012 July 14, 2013 September 11, 2013
Total Stock Options Outstanding	3,555,000	2,482,080

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

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, alternate directors, senior officers, and former senior officers as well as his or her heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding but the Company must first receive from the indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the New Act, the indemnitee will repay the amounts advanced. The failure of a director, alternate director, or senior officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

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

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Consulting Agreement between the Company and Reconnaissance Energy Corp. (Craig Steinke)

Under an agreement between the Company and Reconnaissance Energy, Reconnaissance agrees to provide corporate development services related to the business of acquiring, exploring, and developing unconventional natural gas prospects worldwide for an hourly fee of US$130 per hour plus GST. The agreement will terminate on May 31, 2009, but may be terminated by either party by giving 30 days written notice.

2.

Amended and Restated Employment Agreement between the Company and Joseph H. Frantz, Jr.

Under the agreement between the Company and Joseph H. Frantz Jr. made effective September 1, 2006, as amended September 11, 2007, Mr. Frantz agrees to serve the Company as President and Chief Executive Officer. The Company will pay an annual salary of US$130,000 (which annual salary was increased to US$160,000 retroactive to July 1, 2008). Employment may be terminated by the employee by giving the Company 30 days’ advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect and continuing all benefits for the employee then in effect (less applicable withholdings, deductions, and remittances) during the 12 month period immediately following such a termination.

3.

Severance Agreement between the Company and Joseph. H. Frantz, Jr.

Under an agreement between the Company and Joseph H. Frantz Jr. made effective April 14, 2009, if the Company or Mr. Frantz terminates Mr. Frantz’s employment within 12 months after the date of a “change of control”, Mr. Frantz shall be entitled to receive and the Company shall pay to Mr. Frantz a lump sum cash amount equal to the following:

a)

As severance, 1.0 times the Annual Compensation Amount (defined as the highest rate of the Annual Base Salary during the 12 months ending on the date of Termination of Employment and the Annual Bonus Amount) plus 1 month of compensation for every year of service, provided severance shall not exceed a maximum of 18 months; and

b)

in lieu of bonus for the Year in which the sate of such termination of employment occurs, the amount determined by multiplying the Annual Bonus Amount by the fraction obtained by dividing the number of whole months which have elapsed in such Year prior to and including the date of such termination of employment by twelve.

4.

Employment Agreement between the Company and J. Michael Scureman

Under the Agreement between the Company and J. Michael Scureman made effective May 17, 2007 and as amended and restated on July 18, 2008, Mr. Scureman agrees to serve the Company as Chief Financial Officer.  The Company will pay an annual salary of US$130,000 (which annual salary was increased to US$150,000 retroactive to July 1, 2008). Mr. Scureman is entitled to benefits pursuant to the Company’s normal benefit plan, practices and policies, and upon termination of employment with the Company, will be subject to customary restrictive covenants. If the Company terminates the employment of Mr. Scureman without cause, the Company must pay Mr. Scureman an amount equal to his salary then in effect and continuing all benefits then in effect during the twelve month period immediately following such termination.

5.

Severance Agreement between the Company and J. Michael Scureman

Under an agreement between the Company and J. Michael Scureman made effective April 14, 2009, if the Company or Mr. Scureman terminates Mr. Scureman’s employment within 12 months after the date of a “change of control”, Mr. Scureman shall be entitled to receive and the Company shall pay to Mr. Scureman a lump sum cash amount equal to the following:

a)

As severance, 1.0 times the Annual Compensation Amount (defined as the highest rate of the Annual Base Salary during the 12 months ending on the date of Termination of Employment and the Annual Bonus Amount) plus 1 month of compensation for every year of service, provided severance shall not exceed a maximum of 18 months; and

b)

in lieu of bonus for the Year in which the sate of such termination of employment occurs, the amount determined by multiplying the Annual Bonus Amount by the fraction obtained by dividing the number of whole months which have elapsed in such Year prior to and including the date of such termination of employment by twelve.

6.

Amended and Restated Employment Agreement between the Company and Robert Pryde

Under the Agreement between the Company and Robert Pryde made effective August 15th, 2006, as amended September 11, 2007, Mr. Pryde agrees to serve the Company as Vice-President, Exploration. The Company will pay an annual salary of CAD$140,000. Employment may be terminated by the employee by giving the Company 30 days’ advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect and continuing all benefits for the employee then in effect (less applicable withholdings, deductions, and remittances) during the 12 month period immediately following such a termination.

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

8.

Consulting Agreement between the Company and Carmen Etchart

Under the Agreement between the Company and Carmen Etchart dated July 1, 2006 and as amended May 15, 2007 and July 1, 2008, Ms. Etchart agrees to provide the Company with consulting and administrative support services at an hourly fee of $38 per hour plus GST.

9.

Consulting Services Agreement between Unbridled Energy USA Inc. (“Unbridled US”) and Hogan Energy Consulting (“Hogan”)

Under an agreement between Unbridled US and Hogan made effective October 30, 2006, Hogan agrees to provide consulting services to Unbridled US, including field work relating to unconventional natural gas projects.  Unbridled US will pay to Hogan consulting fees of US$1000 per day for each full day (seven hour minimum, ten hour maximum) of field word but in no event less than US$8,666 per month.  Services rendered will be paid at US$125 per hour for each full hour of services other than field work and for field work of less than seven hours or for field work in excess of the ten hours maximum outlined in the per diem rate.  The agreement may be terminated for any reason by either party by giving the other party 60 days’ prior written notice of termination.

10.

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

11.

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

12.

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

13.

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

14.

Huntington Bank Line of Credit Agreement

Under an agreement between the Company and Huntington National Bank effective November 16, 2007, Huntington agrees to issue  the Company a line of credit for up to US$6,000,000 as determined from time to time by the lender based upon the Company’s oil and gas reserves, as the credit facility is secured by a deed of trust covering the Company’s oil and gas properties in Chautauqua County, New York, and an assignment of all contracts, permits, licenses, rents and leases associated with those assets. Interest on the line of credit is charged on the outstanding principal at a rate of LIBOR plus 250 basis points (2.5%), which was a rate of 7.52750% as of December 31, 2007. and a rate of 3.54% as of December 2008. The Company is required to make monthly interest payments, and in the event the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

15.

Carbon Sequestration Test Well Agreement

Under an agreement between the Company and the City of Jamestown Board of Public Utilities (“BPU”) dated December 22, 2008, the Company will drill a stratigraphic test well to basement at approximately 7,300 feet on Unbridled’s property. The purpose of the well is for testing certain deep formations for possible carbon dioxide capture and sequestration. Unbridled will pay the first $152,000 of expenses for the well, with funding for the remainder of drilling and testing to be provided by a grant from the New York State Energy Research and Development Authority (“NYSERDA”). Unbridled will retain the rights to any hydrocarbons encountered.

Copies of these material contracts have been filed as exhibits to the Company’s Form 20-F Registration Statement or with this and prior annual reports.

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

Statement by Experts

The Company’s auditors, for its financial statements for the fiscal year ended December 31, 2008 and for the eight month Transition Period ended December 31, 2007, is BDO Dunwoody LLP. Their audit report is included with the related financial statements in this Annual Report. The auditor for the fiscal years ended April 30, 2007 was Amisano Hanson, Chartered Accountants. Due to BDO Dunwoody LLP acquiring Amisano Hanson effective January 1, 2008, there was no change in auditor.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s registered office located at c/o Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 Georgia Street, Vancouver, BC  V6E 3R3,

Item 11.  Disclosures about Market Risk

The Company is producing oil and gas from its Chautauqua County, New York, property, and intends to begin production from its Chambers, Alberta property. The market price of oil and natural gas has been extremely volatile, and the Company will have exposure to the fluctuation in prices. However, since management does not expect that the Company’s fiscal 2009 oil and gas production will provide sufficient cash flow to satisfy Unbridled’s capital requirements, the Company’s current market risk is manageable.

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are not effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Principal Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

♦

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

♦

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

♦

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weaknesses:

•

Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

•

Due to our limited number of staff, we do not have sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

Limitations of Controls and Procedures

The Company’s management, including the Principal Executive Officer and Principal Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

These weaknesses in our internal controls over financial reporting result in a remote likelihood that a material misstatement would not be prevented or detected. Management and our Board work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Robert Penner is the Company’s Audit Committee Financial Expert. Mr. Penner is a Chartered Accountant who retired as senior tax partner with KPMG in 2004. He has more than 35 years of public practice providing advisory services on taxation and related matters, focused on the private and public natural resource sectors. Mr. Penner currently serves as a director of several other public natural resource companies, listed both in Canada and the United States. He is considered to be “independent” as defined by the rules of the NYSE AMEX.

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

Table No. 15

Principal Account Fees and Services

Type of Service	Fiscal Year Ended December 31, 2008	Eight Month Transition Period Ended December 31, 2007	Fiscal Year Ended April 30, 2007

Audit Fees	$ 102,500	$ 75,000	$ 35,000
Audit Related Fees	12,000	10,000	9,000
Tax Fees	24,000	20,000	15,000
All Other Fees	-	-	-
Total	$ 138,500	$ 105,000	$ 59,000

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

Tax fees relate to the preparation of the statutory corporate income tax return in Canada and applicable foreign reporting forms.

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

4. Material Contracts

1.  Consulting Agreement between the Company and Reconnaissance Energy. (Previously Filed)

2.  Amended and Restated Employment Agreement between the Company and Joseph H. Frantz Jr. (Previously Filed)

3.  Severance Agreement between the Company and Joseph H. Frantz Jr.

4.  Amended and Restated Employment Agreement between the Company and J. Michael Scureman

5.  Severance Agreement between the Company and J. Michael Scureman

6.  Amended and Restated Employment Agreement between the Company and Robert Pryde. (Previously Filed)

7.  Amended Consulting agreement between the Company and Carmen Etchart

8.  Consulting Services Agreement between Unbridled Energy USA Inc. and Hogan Energy Consulting. (Previously Filed)

9. Assignment and Assumption agreement between the Company and Reconnaissance Energy. (Previously Filed)

10. Assignment agreement between the Company and Reconnaissance Energy. (Previously Filed)

11.  Asset purchase agreement between the Company and White Max Energy. (Previously Filed)

12.  Lodge Energy Letter of Intent. (Previously Filed)

13.  Huntington Bank Line of Credit Agreement (Previously Filed)

14.  Carbon Sequestration Test Well Agreement

5. List of Foreign Patents – N/A

6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Certifications

UNBRIDLED ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

UNBRIDLED ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2008, December 31, 2007 and April 30, 2007

	December 31,	December 31,	April 30,
ASSETS	2008	2007	2007

Current
Cash – Note 9	$ 2,848,309	$ 509,382	$ 3,488,898
Amounts receivable – Note 13	165,590	591,779	84,338
GST recoverable	13,966	482,458	66,326
Prepaid expenses and deposits	131,154	159,071	61,776

	3,159,019	1,742,690	3,701,338
Amounts receivable – Note 13	-	744,986	-
Funds held in Trust – Note 3	-	102,221	111,010
Reclamation deposits – Note 4	-	231,276	-
Property and equipment – Notes 5, 13 and 18	9,279,450	17,627,482	14,642,725

	$ 12,438,469	$ 20,448,655	$ 18,455,073

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 10	$ 449,442	$ 3,128,775	$ 1,178,028
Bank loan – Note 7	4,607,085	-	-
Note payable – Note 6	-	49,565	-

	5,056,527	3,178,340	1,178,028
Bank loan – Note 7	-	3,055,682	-
Asset retirement obligation – Note 8	534,254	373,983	250,482

	5,590,781	6,608,005	1,428,510

SHAREHOLDERS’ EQUITY

Share capital – Note 9	30,583,676	23,522,495	21,714,570
Share subscriptions received	-	-	582,490
Contributed surplus – Note 9	3,283,751	2,485,337	1,531,650
Deficit	(27,019,739)	(12,167,182)	(6,802,147)

	6,847,688	13,840,650	17,026,563

	$ 12,438,469	$ 20,448,655	$ 18,455,073

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 5, 9 and 12

Subsequent Events – Note 18

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“Robert D. Penner”	Director
Joseph H. Frantz Jr.		Robert D. Penner

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the year ended December 31, 2008, the eight-month period ended December 31, 2007 and the year ended April 30, 2007

	(Year)	(8 months)	(Year)
	December 31,	December 31,	April 30,
	2008	2007	2007
Revenue
Oil and gas production (net of royalties)	$ 720,638	$ 192,654	$ 181,877
Interest	72,917	17,496	4,023

	793,555	210,150	185,900

Expenses
Accounting and audit fees	139,767	91,435	110,375
Bank charges	2,414	1,475	1,664
Consulting – Note 10	349,405	390,076	374,542
Depletion, depreciation and accretion	350,675	127,889	82,774
Financial marketing	88,779	309,923	-
Foreign exchange loss	537,634	18,021	-
Investor relations	85,052	109,721	146,926
Interest and finance fees	213,982	141,313	-
Legal fees – Note 10	254,441	157,969	229,662
Office and miscellaneous	422,110	104,991	18,447
Payroll and benefits – Note 10	894,360	483,113	245,470
Production costs	154,216	152,398	101,224
Professional fees	120,421	176,153	60,000
Regulatory and transfer agent fees	26,776	47,125	30,140
Rent	212,050	123,088	79,389
Stock-based compensation – wages, Note 9	691,238	846,810	1,157,906
Stock-based compensation – consultants, Note 9	20,536	50,278	-
Travel and promotion	255,741	163,066	122,606

	4,819,597	3,494,844	2,761,125

Loss before other items:	(4,026,042)	(3,284,694)	(2,575,225)
Write-down of oil and gas properties – Note 5	(11,002,114)	(2,080,341)	(5,184,841)

Loss before income taxes:	(15,028,156)	(5,365,035)	(7,760,066)
Future income tax recovery – Note 11	175,599	-	1,784,565

Net loss and comprehensive loss for the period	(14,852,557)	(5,365,035)	(5,975,501)

Deficit, beginning of the period	(12,167,182)	(6,802,147)	(826,646)

Deficit, end of the period	$ (27,019,739)	$(12,167,182)	$ (6,802,147)

Basic and diluted loss per share	$ (0.24)	$ (0.12)	$ (0.22)

Weighted average number of common shares outstanding	61,026,343	43,469,344	27,423,741

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2008, the eight-month period ended December 31, 2007 and the year ended April 30, 2007

	(Year)	(8 months)	(Year)
	December 31,	December 31,	April 30,
	2008	2007	2007

Operating Activities
Net loss for the period	$ (14,852,557)	$ (5,365,035)	$ (5,975,501)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	(175,599)	-	(1,784,565)
Stock-based compensation	711,774	897,088	1,157,906
Write-down of oil and gas properties	11,002,114	2,080,341	5,184,841
Depletion, depreciation and accretion	350,675	127,889	82,774
Changes in non-cash working capital balances related to operations:
Amounts receivable	314,918	(41,382)	-
GST recoverable	468,492	(416,132)	(31,250)
Prepaid expenses and deposits	27,917	(97,295)	(49,900)
Accounts payables and accrued liabilities	(2,403,664)	369,178	43,512
Asset retirement obligation	-	-	224,157
Due to a related party	-	-	(5,000)

	(4,555,930)	(2,445,348)	(1,153,026)

Investing Activities
Funds held in trust	102,221	8,789	(111,010)
Reclamation deposits	231,276	(231,276)	-
Acquisition of property and equipment	(2,263,898)	(4,698,962)	(14,243,509)

	(1,930,401)	(4,921,449)	(14,354,519)

Financing Activities
Advances from bank loan	1,551,403	3,055,682	-
Proceeds from note payable	(49,565)	49,565	-
Proceeds from issuance of common shares, net	7,323,420	1,282,034	17,064,676
Share subscriptions received	-	-	(846,160)

	8,825,258	4,387,281	16,218,516

Increase (decrease) in cash during the period	2,338,927	(2,979,516)	710,971

Cash, beginning of the period	509,382	3,488,898	2,777,927

Cash, end of the period	$ 2,848,309	$ 509,382	$ 3,488,898

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ 213,983	$ 23,826	$ -

Income taxes	$ -	$ -	$ -

Supplemental Cash-Flow Information – Note 17

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.  During 2007, the Company changed its year end to December 31.  Consequently comparative figures are for the eight-month period ended December 31, 2007 and the year ended April 30, 2007.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to meet its obligations and continue its operations in the foreseeable future.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $27,019,739 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

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

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC.  All inter-company balances and transactions have been eliminated on consolidation.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

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

ii)

Depletion and Depreciation

Depletion and depreciation of petroleum and natural gas properties, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of 6,000 cubic feet of natural gas to one barrel of crude oil.

Office equipment is depreciated on a straight-line basis over its estimated useful life of five to seven years.  Additions are depreciated at half the annual rate in the year of acquisition.

Leasehold improvements are amortized on a straight line basis over the life of the lease.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

d)

Property and Equipment – (cont’d)

iii)

Impairment Test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proven reserves.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proven plus probable reserves.  A risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value would be recorded as a permanent impairment (Note 5).

The cost of unproved properties is excluded from the ceiling test and is subject to a separate impairment test.  Periodically management assesses the recoverability of unproved properties.  Impairment, if any, is added to the costs subject to depletion.

e)

Asset Retirement Obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the Consolidated Statements of Operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

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

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

g)

Flow-Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146.  All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract.  The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.  In instances where the Company has sufficient available tax loss carry forwards and other deductible temporary differences available to offset the renounced tax reduction is more likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

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

j)

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the ceiling test and unproved property impairment are based on estimates of gross proven reserves, production rates, oil and gas prices, futures costs and other relevant assumptions.  By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

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

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

j)

Measurement Uncertainty – (cont’d)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.  By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

k)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.  Common equivalent shares (consisting of shares issuable on the exercise of options and warrants) totaling 23,735,619 shares (December 31, 2007 – 19,930,577; April 30, 2007 – 20,386,255) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

l)

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer.  Interest income is recognized on a pro rata basis over the investment term.

m)

Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Consolidated Statements of Operations or the Consolidated Statement of Comprehensive Income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

m)

Financial Instruments – Recognition and Measurement– (cont’d)

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

In accordance with this standard, the Company has classified its financial instruments as follows:

- Cash is classified as held-for-trading financial instrument.  It is initially measured at fair value with changes in fair value recorded in net income.

- Amounts receivable are classified as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

- Funds held in trust are classified as available for sale financial instrument.  They are initially measured at fair value with changes in fair value recorded in other comprehensive income.

- Accounts payable and accrued liabilities, bank loan and note payable are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

n)

Adoption of New Accounting Standards

(i)

Assessing Going Concern, Section 1400

The Canadian Accounting Standards Board (“AcSB”) amended the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  Effective January 1, 2008, the Company has adopted this standard and the adoption of the standard did not have material impact on the consolidated financial statements.

(ii)

Cash Distributions, Section 1540

The AcSB issued CICA Handbook Section 1540, Cash Flow Statements, to amend the requirement of additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions.  Effective January 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the consolidated financial statements.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

n)

Adoption of New Accounting Standards – (cont’d)

(iii)

Capital Disclosures

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures; Section 1535 requires the disclosure of the Company’s objectives, policies and processes for managing capital.  This includes qualitative information regarding the Company’s objectives, policies and processes for managing capital and quantitative data about what the Company manages as capital.  These disclosures are based on information that is provided internally to the Company’s key management.  See Note 15 for additional disclosures in this regard.

(iv)

Financial Instruments – Disclosure and Presentation

The AcSB issued CICA Handbook Sections 3862 and 3863 to replace Section 3861 “Financial Instruments – Disclosure and Presentation, which revises and enhances financial instrument disclosure requirements and leaves unchanged the presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks. See Note 14 for additional disclosures in this regard.

o)

Recent Accounting Pronouncements

(i)

Financial Statement Concepts

CICA Handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of the adoption of this change on its financial statements.

(ii)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 2

Significant Accounting Policies – (cont’d)

o)

Recent Accounting Pronouncements – (cont’d)

(iii)

Business combinations, Consolidation Financial Statements and Non- controlling Interest

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

(v)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing GAAP in Canada.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2012.  While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 3

Funds held in Trust

Funds held in Trust at December 31, 2007 of $102,221 represent a certificate of deposit, which secured a letter of credit that had been assigned to the New York Department of Environmental Conservation as collateral for the Company’s Chautauqua Wells well plugging obligations.  The certificate of deposit bore interest at 4.59%.  During the year ended December 31, 2008 the Company replaced the letter of credit with a bond, and the New York Department of Environmental Conservation released the letter of credit to the Company.  The certificate of deposit was no longer needed and was liquidated.

Note 4

Reclamation deposits

Reclamation deposits at December 31, 2007 of $231,276 represented a security deposit held in trust by the Alberta Energy Resources Conversion Board as financial assurance for possible reclamation liabilities.  The amount in trust is periodically reviewed and adjusted based on the financial status of the Company.  During the year ended December 31, 2008, the reclamation deposits were repaid to the Company.

Note 5

Property and Equipment

	December 31, 2008
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$ 9,317,356	$ 254,419	$ 9,062,937
Leasehold improvements	338,897	192,042	146,855
Office equipment	90,907	21,249	69,658

	$ 9,747,160	$ 467,710	$ 9,279,450

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 5

Property and Equipment – (cont’d)

	December 31, 2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$17,506,274	$ 124,558	$ 17,381,716
Leasehold improvements	338,897	164,542	174,355
Office equipment	81,556	10,145	71,411

	$17,926,727	$ 299,245	$ 17,627,482

	April 30, 2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$14,554,446	$ 69,113	$14,485,333
Leasehold improvements	120,563	5,742	114,821
Office equipment	44,753	2,182	42,571

	$14,719,762	$ 77,037	$14,642,725

During the year ended December 31, 2008, the Company recorded a write-down of oil and gas properties in Canada of $11,002,114 (eight months ended December 31, 2007 - $2,080,341; year ended April 30, 2007 - $5,184,841) (Note 5 (a) (i) and (ii).

The Company did not capitalize any general and administrative costs during the year ended December 31, 2008, during the period ended December 31, 2007 and during the year ended April 30, 2007.  As at December 31, 2008, petroleum and natural gas properties include the cost of unproved properties in Canada and the USA in the amounts of $4,156,674 and $1,824,076 respectively (December 31, 2007 - $14,866,444 and $889,738; April 30, 2007 - $12,292,156 and $553,229), which has been excluded from the depletion calculation and future capital costs of $Nil (December 31, 2007 and April 30, 2007 - $Nil) have been included in the depletion calculation.

The Company applied the annual ceiling test to its capitalized assets in the United States at December 31, 2008 and determined that there was an impairment of $Nil.  For the purposes of the December 31, 2008 impairment test of petroleum and natural gas properties, the following benchmark prices were used:

	Oil	Natural Gas
	Reference	Reference
	($/bbl)	($/Mmbtu)

2009	54.25	7.79
2010	65.65	8.29
2011	77.45	9.14
2012	84.45	9.89
2013	91.65	10.64
Thereafter inflation	Does not exceed 2.0% per year

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

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

At December 31, 2008 principal operations have not yet commenced and the Chambers property is considered to be in the preproduction stage.  To December 31, 2008, the Company has incurred costs, net of incidental revenues, of $15,092,114 (December 31, 2007 - $14,862,599; April 30, 2007 - $10,211,815)) for acquisition and drilling. As of December 31, 2008, the net carrying value of the Chambers Property is $4,090,000 net of a current year write down of $11,002,114.

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

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

a)

Canada Oil and Gas Properties – (cont’d)

ii)

Tsuu T’ina First Nation Property – (cont’d)

During the period ended December 31, 2007, management has assessed the recoverability of this unproved property and recognized a write-down of $2,080,341 (April 30, 2007: $5,184,841) which represented the remaining carrying value of the property.  The cumulative write-down is $7,265,182.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  The property is in production and consists of 67 gross and approximately 32.03 net wells.  The Company completed the purchase of a 50% WI in 22 wells in Chautauqua County on July 9, 2008.  The agreement calls for the Company to spend $500,000 (“Payment Commitment”) by July 9, 2010 to work over and/or recomplete certain of the purchased wells to improve production.  For a period of 90 days following the Company satisfying its payment commitment, the Company shall have the option to purchase an additional 25% WI to the 13,280 acres originally purchased in New York.   As of December 31, 2008, the Company has incurred acquisition and development costs of $3,336,606 (December 31, 2007 - $1,753,937; April 30, 2007 - $1,709,061).

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  In December 31, 2007, the Company acquired approximately 7,500 net acres in the region, for a total of approximately 23,000 net acres. At December 31, 2008, principal operations have not yet commenced and the property is considered to be in the pre-production stage. As of December 31, 2008, the Company has incurred acquisition and development costs of $1,366,919 (December 31, 2007 - $889,738; April 30, 2007 – $553,229), which is excluded from assets subject to depletion.

iii)

Oil and Gas Property, Pennsylvania

As of December 31, 2008, the Company has incurred acquisition and development costs of $457,157 (December 31, 2007 and April 30, 2007 - $Nil), which is excluded from assets subject to depletion.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 6

Note Payable

	December 31,	December 31,	April 30,
	2008	2007	2007

HH Allegiance New York, LLC	$ -	$ 49,565	$ -

The note payable was due to HH Allegiance New York, LLC, a joint venturer in the Chautauqua Wells, and was issued in connection with the purchase of a certificate of deposit and issuance of a letter of credit to collateralize well plugging obligations.    The note was unsecured and bore interest at 4.59%.  The principal was repayable following the satisfaction of any well plugging obligations on the wells to which the letter of credit is related to, the sale of the wells, or other event which terminates the obligation of the Company to maintain the certificate of deposit.  The note was paid in full on April 23, 2008.

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

The facility provides for a borrowing base up to USD$6,000,000, as determined from time to time by the lender based on the Company’s oil and gas reserves.  At December 31, 2008, the available borrowing base was USD$4,200,000 and the Company has drawn USD$3,782,500 ($4,607,085) from the facility.

The loan bears interest of LIBOR plus 250 basis points (3.54% as at December 31, 2008) and is repayable on November 16, 2009.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA. The Company is required to make monthly interest payments.  In the event that the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

The loan includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25:1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chamber 16-21 wells.  As at December 31, 2008, the covenants were not yet in effect as the Company has not begun selling gas from Chambers 3-17 and 16-21 wells.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 8

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	December 31, 2008	December 31 2007	April 30, 2007

Asset retirement obligation, beginning of the period	$ 373,983	$ 250,482	$ 26,325
Liabilities incurred	96,357	101,987	219,127
Accretion	63,914	21,514	5,030

Asset retirement obligation, end of the period	$ 534,254	$ 373,983	$ 250,482

The following significant assumptions were used to estimate the asset retirement obligations:

	December 31, 2008	December 31, 2007	April 30, 2007

Credit-adjusted risk-free discount rate	5%	7%	6%
Inflation rate	3%	3%	3%
Expected timing of cash flows	Estimated year well becomes uneconomic, 2009 to 2047

Note 9

Share Capital and Contributed Surplus

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	21,714,570
Issue of shares for cash:
Private placements - at $0.50	2,735,000	1,367,500
- at $0.55	150,000	82,500
- at $0.45	1,183,172	532,427
Share issue costs	-	(174,502)
Balance, December 31, 2007	44,533,968	23,522,495
Issue of shares for cash:
Private placements - at $0.30	19,964,350	5,989,305
Private placements - at $0.33	5,435,300	1,793,649
Tax effect of flow-through share renunciation		(175,599)
Share issue costs	-	(546,174)

Balance, December 31, 2008	69,933,618	$ 30,583,676

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

b)

Issued: common shares

During the year ended December 31, 2008, the Company issued 19,964,350 units consisting of one common share and one-half share purchase warrant at $0.30 per unit pursuant to a private placement that closed on May 8, 2008 for gross proceeds to the Company of $5,989,305 and issued 5,435,300 flow-through common shares at $0.33 per share for gross proceeds of $1,793,649.  Each share purchase warrant entitles the holder thereof to purchase one common share at $0.45 per share for a period of eighteen months. The Company paid finders fees of $369,791 and issued 477,884 warrants to purchase common shares at $0.45 per share for a period of eighteen months.  The fair value of the warrants was $86,640.  In connection with the private placements, the Company also paid $89,743 in legal and filing fees.

Proceeds from the issuance of the units have been allocated all to share capital and none to the warrants.

As at December 31, 2008, the Company has incurred approximately $190,000 on Canadian exploration and development expenditures in respect to the flow-through financing and is required to spend an additional $1,600,000 before December 31, 2009.

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

Proceeds from the issuance of the units have been allocated all to share capital and none to the warrants.

In connection with two of the private placements during the period ended December 31, 2007 noted above, the Company paid total share issuance costs of $117,903 in cash and issued 171,150 broker’s warrants.  Each broker’s warrant entitles the holder to purchase one common share of the Company at $0.55 per share for a two year period.  The fair value of each warrant was $0.33 and totalled $56,599.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

b)

Issued: common shares – (cont’d)

During the year ended April 30, 2007, the Company had the following transactions:

In May 2006, the Company issued 2,500,000 flow-through shares at $1.05 per share and a non-brokerage private placement of 5,200,000 units at $1.05 per unit. Each unit consisted of one common share and one purchase warrant.    Each share purchase warrant entitled the holder to purchase one additional common share at $1.65 per share for a one year period.

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

In connection with the private placements noted above, the Company issued a total of 1,255,255 warrants as finders’ fees to various unrelated parties.  The exercise price is ranging from $0.55 per share to $0.70 per share with exercisable period of two years.  The weighted average fiar value of the warrants was at $0.17 per warrant, totalling $201,484, and was calculated using the Black-Scholes option pricing model with the weighted average assumptions stated in the table below.

In summary, the fair value of the 477,884 (December 31, 2007 – $56,599; April 30, 2007 - $201,484) warrants was determined using the Black-Scholes option pricing model with the following assumptions:

	December 31,	December 31,	April 30,
	2008	2007	2007

Expected dividend yield	$Nil	$Nil	$Nil
Expected volatility	117%	100%	70%
Risk-free interest rate	2.73%	4.54%	3.98%
Expected term	1.5 years	2 years	2 years
Weighted average fair value of warrants granted	$0.18	$0.33	$0.17

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

c)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX Venture Exchange (“TSX-V”).  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  At December 31, 2008 there are no shares held in escrow (December 31, 2007 – 555,250; April 30, 2007 - Nil).

d)

Commitments

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  The options issued prior to November 2007 vest as to 12.5% on TSX-V approval and 12.5% every three months thereafter until fully vested.  Options issued beginning in November 2007 vest 33.3% every six months.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.

During the year ended December 31, 2008, the Company granted a total of 1,825,000 stock options to various directors and officers, employees and consultants. The options have exercise prices of $0.35, $0.36 and $0.75 per share and expire in 5 years. The vesting terms are various and are from 33.3% every 6 months to 25% on every 3 months period.  The weighted average fair value of the options granted during 2008 was $0.23 and totalled $427,554.  The Company recognized the amount over the vesting period and has recorded $240,810 in 2008. The Company has also recorded $422,924 related to the fair value of the options granted in 2007 and 2006.

On June 19, 2008, the TSX-V approved the re-pricing 1,250,000 vested stock options with exercise prices of $1.32 and $1.41 per share to $0.75 per share.  The Company determined the fair value of the re-priced options using the Black-scholes option pricing model with the following assumptions:

Expected dividend yield	$Nil
Expected volatility	118%
Risk-free interest rate	3.45%
Expected term	2.90 to 3.45 years

The re-pricing of the options which resulted in an incremental fair value of $48,040 and the Company has recorded the amount as stock based compensation expense on the Consolidated Statements of Operations.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

d)

Commitments – (cont’d):

i)

Stock-based Compensation Plan – (cont’d)

The Company has recorded a total of $711,774 (period ended December 31, 2007 – $897,088; year ended April 30, 2007 - $1,157,906) as stock-based compensation expense on the Consolidated Statements of Operations

During the period ended December 31, 2007, the Company granted 1,015,000 stock options to its directors, officers and consultants and their vesting terms are as follows:

Number of options	Vesting term
715,000	12.5% on date of grant and 12.5% every three months thereafter
200,000	25% every three months from date of grant
100,000	33 1/3% every six months from date of grant

During the year ended April 30, 2007, the Company granted 1,850,000 options to its directors, officers and consultants and their vesting terms of 12.5% on date of grant and 12.5% every three months thereafter.

The fair values of the options granted during the periods ended December 31, 2008 and 2007 and April 30, 2007 were determined using the Black-Scholes option pricing model with the following assumptions:

	December 31,	December 31,	April 30,
	2008	2007	2007

Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	117% to 159%	100%	91%
Risk-free interest rate	1.69% to 3.37%	4.50%	4.07%
Expected term	5 years	4.6 years	5 years
Weighted average fair value of options granted	$0.38	$0.44	$0.99

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

d)

Commitments – (cont’d):

i)

Stock-based Compensation Plan – (cont’d)

A summary of the status of the stock option plan as of December 31, 2008 and the changes during the periods are as follows:

		Weighted Average
	Number	Exercise Price

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

Outstanding, April 30, 2007	2,100,000	$1.33
Granted	1,015,000	$0.75
Forfeited	(350,000)	$1.35

Outstanding, December 31, 2007	2,765,000	$1.10
Granted	1,825,000	$0.36
Expired/Forfeited	(810,000)	$1.13

Outstanding, December 31, 2008	3,780,000	$0.56

Exercisable, December 31, 2008	1,920,000	$0.73

Exercisable, December 31, 2007	1,647,500	$1.26

As at December 31, 2008, there are 3,780,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercisable	Exercise Price	Expiry Date

150,000	150,000	$0.50	October 15, 2010
100,000	100,000	$0.75	May 14, 2011
500,000	500,000	$0.75	August 17, 2011
400,000	400,000	$0.75	September 5, 2011
705,000	663,750	$0.75	July 17, 2012
100,000	100,000	$0.75	November 19, 2012
100,000	-	$0.75	July 14, 2013
1,660,000	6,250	$0.35	July 14, 2013
65,000	-	$0.36	September 11, 2013

3,780,000	1,920,000

The weighted average contractual life remaining of all stock options is 3.7 years.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

d)

Commitments – (cont’d):

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Year ended		Eight months ended		Year ended
	December 31, 2008		December 31, 2007		April 30, 2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of the period	17,165,577	$0.89	18,286,255	$1.12	2,478,750	$0.80
Granted	10,460,059	$0.45	4,089,322	$0.81	18,286,255	$1.12
Exercised	-	-	-	-	(15,000)	$0.80
Expired/cancelled	(7,670,017)	$0.95	(5,210,000)	$1.65	(2,463,750)	$0.80

Balance, end of the period	19,955,619	$0.63	17,165,577	$0.89	18,286,255	$1.12

At December 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
10,460,059	$0.45	November 7, 2009

19,955,619

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

Subsequent to December 31, 2008, a total of 201,250 warrants expired unexercised.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 9

Share Capital and Contributed Surplus – (cont’d)

e)

Contributed Surplus

	December 31,	December 31,	April 30,
	2008	2007	2007

Balance, beginning of period	$ 2,485,337	$ 1,531,650	$ 172,260
Stock based compensation	711,774	897,088	1,157,906
Issuance of warrants	86,640	56,599	201,484

Balance, end of period	$ 3,283,751	$ 2,485,337	$ 1,531,650

Note 10

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	December 31,	December 31,	April 30,
	2008	2007	2007

Accounting and audit fees	$ -	$ -	$ 4,000
Consulting	237,803	181,583	177,740
Legal fees	30,457	35,535	42,585
Payroll and benefits	111,880	47,375	-

	$ 380,140	$ 264,493	$ 224,325

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $74,333 (December 31, 2007 - $47,375; April 30, 2007 - $Nil). Included in consulting fees above were management fees of $Nil (December 31, 2007 - $121,160; April 30, 2007 - $60,000).

Included in accounts payable and accrued liabilities is $4,269 (December 31, 2007 - $31,750; April 30, 2007 - $Nil) due to directors for directors fees.  The payables are unsecured, non-interest bearing with no specific terms of repayment.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 11

Income Taxes

At December 31, 2008, the Company has accumulated non-capital losses in Canada and net-operating losses in the U.S., which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

	US	Canada	Total

2011	$ -	$ 21,000	$ 21,000
2015	-	87,000	87,000
2026	-	229,000	229,000
2027	905,000	3,313,000	4,218,000
2028	868,000	2,156,000	3,024,000

	$ 1,773,000	$ 5,806,000	$ 7,579,000

The provision for income taxes in the Statements of Operations differs from the amount that would be computed by applying the expected tax rate to the loss before income taxes.  The expected tax rate used was 29.5% (December 31, 2007 – 34.12%).   The principal reasons for differences between such expected income taxes and the amount actually recorded are as follows:

	December 31,	December 31,	April 30,
	2008	2007	2007

Expected income taxes recovery	$ (4,466,599)	$ (1,827,000)	$ (2,043,000)
Add (deduct):
Foreign income taxed at other than Canadian statutory rate	(29,000)	8,000	-
Stock-based compensation	210,000	306,000	395,000
Effect of reduction in statutory rate	848,000	461,000	-
Other permanent differences	(280,000)	(16,000)	28,000
Valuation allowance	3,542,000	1,068,000	(164,565)

Future income tax recovery	$ (175,599)	$ -	$ (1,784,565)

Future income tax assets or liabilities on the balance sheet are comprised of temporary differences.  The significant components of the Company’s future tax assets are as follows:

	December 31,	December 31,	April 30,
	2008	2007	2007

Share issue costs	$ 258,000	$ 250,000	$ 354,000
Property and equipment	2,749,000	127,000	20,000
Asset retirement obligation	113,000	55,000	73,000
Non-capital losses	2,054,000	1,200,000	665,000

	5,174,000	1,632,000	1,112,000
Valuation allowance	(5,174,000)	(1,632,000)	(1,112,000)

	$ -	$ -	$ -

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 12

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2009	$ 228,682
2010	259,759
2011	183,524
2012	158,112
2013	158,112

$ 1,007,554

The Company has entered into a contract with an unrelated party whereby it will deliver a monthly gas production at a fixed price of $8.27 per mcf to National Fuel Resources Inc.  The contract expires in February 2010.

Note 13

Amounts Receivable

As at ended December 31, 2008, the Company’s major joint venture partner (“the Partner”) in the Chambers prospect failed to perform financially with regard to their obligations under signed authorizations for expenditures totalling $2,006,257 (December 31, 2007 - $2,194,986; April 30, 2007 - $Nil).  During the period ended December 31, 2007, the Company exercised its rights under the Canadian Association of Petroleum Landmen (“the CAPL” agreement) Operating Procedure agreement to recover this amount, including setting off the Partner’s share of income from the Chambers 3-17 well and initiating a legal action to sell the Partner’s interest in the prospect to reduce the receivable (See also Note 18(b) below for information regarding a related dispute).

Given the uncertainty regarding the collectibility of the amounts receivable, the Company has recorded $1,550,000 as petroleum and natural gas costs (in property and equipment) during the year ended December 31, 2008 (December 31, 2007 - $1,150,000; April 30, 2007 - $Nil) to reflect additional costs which the Company has borne on drilling this well. Any recovery will be recorded as a reduction of the petroleum and natural gas properties in the period that it occurs.

Note 14

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At December 31, 2008 and December 31, 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 14

Financial Instruments – (cont’d)

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than with the Partner which has been allowed for (Note 13).

c)

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company is dependent upon future equity financings in order to fund its financial liabilities.

As at December 31 2008, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities, and bank loan.

d)

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.

e)

Interest Rate Risk

The Company is exposed to interest rate risk on bank loans to the extent of changes in the LIBOR rate.  At December 31, 2008, a one percent increase or decrease in the interest rate on debt amounts to a $46,000 impact to the Consolidated Statements of Operations for the year.  Such a one percent increase or decrease in the interest rate on cash and cash equivalents would have a $28,480 impact to the Consolidated Statements of Operations for the year.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 14

Financial Instruments – (cont’d)

f)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate through the use of financial derivative sales contracts.  As of December 31, 2008, the Company has a contract to sell gas at a fixed price of $8.27 per mcf until February 2010 (Note 12).

g)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its operations in the United States.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

As of December 31, 2008, the carrying amount of the Company’s foreign currency denominated in US dollar monetary assets was approximately $1,006,104 and monetary liabilities were $4,694,369.  Assuming all other variables remain constant, a fluctuation of one cent in the exchange rate of the US dollar to the Canadian dollar would result in an annual increase (decrease) on profit or loss of approximately $30,300.

Note 15

Management of Capital

The Company’s objectives when managing capital are: to safeguard the Company’s ability to continue as a going concern in order to facilitate the develop its oil and gas properties and to maintain an optimal capital structure, while ensuring the Company’s strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company’s underlying assets.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, warrants, contributed surplus and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements.  The Company may adjust its capital structure by issuing new equity, issue new debt, or acquire or dispose of assets, and control of the capital expenditures program.

The oil and gas properties in Canada which the Company currently has working interest are in the exploration stage. As such, the Company is dependent on external financing to develop its properties and fund its activities.  In order to carry out its planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed and if available, and may even dispose of its interest in the oil and gas properties.

Management reviews its capital management approach on an ongoing basis.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 16

Geographic Segments

The Company has one segment and operates in two geographic regions as follows:

December 31. 2008
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 720,638	$ 720,638
Property and equipment	$ 4,340,818	$ 4,938,632	$ 9,279,450

December 31. 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 192,654	$ 192,654
Property and equipment	$ 15,080,632	$ 2,546,850	$ 17,627,482

April 30. 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 181,877	$ 181,877
Property and equipment	$ 12,434,694	$ 2,208,031	$ 14,642,725

Note 17

Supplemental Cash-Flows Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the Consolidated Statements of Cash Flows. The following transactions have been excluded from the Consolidated Statements of Cash Flows:

During the year ended December 31, 2008, the Company capitalized $96,357 in asset retirement costs.

During the year ended December 31, 2008, the Company issued 477,884 warrants as a finder’s fee with a fair value of $86,640.

During the period ended December 31, 2007, the Company capitalized $101,987 in asset retirement costs.

During the period ended December 31, 2007, the Company issued 171,150 broker’s warrants as a finder’s fee with a fair value of $56,599.

During the period ended December 31, 2007, the Company utilized shares subscriptions of $582,490 received at April 30, 2007.

During the year ended April 30, 2007, the Company issued 1,255,255 broker’s warrants as finder’s fee with a fair value of $201,484.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 18

Subsequent Events

a)

In March 2009, the Company entered into an agreement with Canadian Phoenix Resources Corp. (“CPH”) (Note 5(a) (ii)) whereby the Company has agreed to convey its interest in the Tsuu T’ina First Nation Property to CPH.  As consideration, the Company has agreed to sell for $1,100,000 and received the amount.

b)

In April 2009, the Company received notification that the Partner in the Chambers prospect has filed a claim against the Company.  It is alleged that the Company had breached its duties pursuant to the terms and conditions agreed upon by both parties under the CAPL Joint Operating Agreement and that the Partner plans to seek significant damages from the Company.  The Company believes these allegations are without merit and intends to vigorously pursue its claims against the Partner and its own defence.  While the outcome of this matter is not determinable, the claim sought by the Company against the Partner (see also Note 13 above for information regarding a related dispute) was heard in the Alberta Court of Queen’s Bench on April 21, 2009. The Court ruled in favour of the Company, confirming that the Company has a valid operator’s lien and granting the Company the right to sell the Partner’s interest in the Chambers prospect to recover the amounts ultimately determined to be owing to the Company.  The Partner has 20 days to appeal the ruling.

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

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

b)

Oil and Gas Properties

The Company performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

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

During the year ended December 31, 2008, the Company issued 5,435,300 flow-through shares for proceeds of $1,793,649.  As of December 31, 2008, a total of $1,600,000 flow-through shares had not been renounced, resulting in a year-end liability of $400,000.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Flow-through Shares – (cont’d)

During the year ended December 31, 2007, the Company issued 150,000 flow-through shares for proceeds of $82,500.  As at December 31, 2007, a total of 1,025,000 ($677,750) flow-through shares had not been renounced, resulting in a year-end liability of $230,435.

During the year ended April 30, 2007, the Company issued 7,246,800 flow-through shares for proceeds of $5,825,510.  As at April 30, 2007, a total of 875,000 shares ($595,250) had not been renounced, resulting in a year-end liability of $202,385.

During the period ended December 31, 2008, the Company issued 5,435,300 flow-through shares for proceeds of $1,793,649.  As at December 31, 2008, a total of 4,850,783 shares ($1,600,759) flow-through shares had not been renounced, resulting in a year-end liability of $400,000.

e)

New Accounting Standards

In 2007 and 2006, the FASB issued new and revised standards, all of which were assessed by Management to be not applicable to the Company with the exception of the following:

-

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard was set to be effective for fiscal periods beginning after November 15, 2007. On December 14, 2007, the FASB issued proposed FSP FAS 157-b to defer Statement 157’s effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. This standard should be applied prospectively, except for certain financial instruments where it must be applied retroactively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption.  Adoption of this full standard is not expected to have impact on its financial statements.

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

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

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

-

In May 2008, the FASB issued SFAS 162 “The Hierarchy of Generally Accepted Accounting Principles”. The objective of SFAS 162 is to identify the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). SFAS 162 will go into effect 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  The Company is currently evaluating the impact that the adoption of SFAS 162 might have on its financial position or results of operations.

-

In December 2008 the SEC unanimously approved amendments to revise its oil and gas reserves estimation and disclosure requirements. The amendments, among other things, allows the use of new technologies to determine proved reserves; permits the optional disclosure of probable and possible reserves; modifies the prices used to estimate reserves for SEC disclosure purposes to a 12-month average instead of a period end price; and requires that if a third party is primarily responsible for preparing or auditing reserve estimates, the Company make disclosures relating to the independence and qualifications of the third party, including filing as an exhibit any report received from the third party. The revised rules are effective January 1, 2010. The new requirements do not have an impact on the Company’s 2008 financial statements.

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

e)

New Accounting Standards – (cont’d)

The impact on the financial statements is as follows:

		Eight			October 6
		Months			2003 (Date
	Year	Ended			of Inception) to
	December 31	December	Years ended April 30,		December 31,
Statements of Operations	2008	2007	2007	2006	2008

Net loss for the period per Canadian GAAP	$(14,852,557)	$(5,365,035)	$(5,975,501)	$(717,289)	$ (27,019,739)
Mineral property exploration expenditures	-	-	-	(219,756)	(325,654)
Property acquisition costs and exploration costs written-off	-	-	-	367,765	367,765

Net loss and comprehensive for the period under US GAAP	$(14,852,557)	$(5,365,035)	$ (5,975,501)	$ (569,280)	$ (26,977,628)

Basic and diluted loss per share:
Canadian GAAP	$ (0.24)	$ (0.12)	$ (0.22)	$ (0.08)

US GAAP	$ (0.24)	$ (0.12)	$ (0.22)	$ (0.06)

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

e)

New Accounting Standards – (cont’d)

		Eight
	Year	Months
	Ending	Ending
	December 31	December 31	April 30,
Statements of Cash Flows	2008	2007	2007	2006

Cash flows from (used in) operating activities per Canadian GAAP	$(4,555,930)	$(2,445,348)	$ (1,153,026)	$ 882,017
Exploration expenditures incurred during the period	-	-	-	(219,756)
Cash flows from (used in) operating activities per US GAAP	(4,555,930)	(2,445,348)	(1,153,026)	662,261

Cash flows used in investing activities per Canadian GAAP	(1,930,401)	(4,921,449)	(14,354,519)	(2,198,152)
Exploration incurred during the period	-	-	-	219,756
Cash flows provided by investing activities per US GAAP	(1,930,401)	(4,921,449)	(14,354,519)	(1,978,396)

Cash flows used in financing activities per Canadian and US GAAP	8,825,258	4,387,281	16,218,516	3,583,402

Increase (decrease) in cash and cash equivalents per Canadian and US GAAP	$2,338,927	$(2,979,516)	$ 710,971	$ 2,267,267

	December 31	December 31,	April 30,
Balance Sheets	2008	2007	2007

Total assets per Canadian and US GAAP	$12,438,469	$ 20,448,655	$ 18,455,073

Total liabilities per Canadian GAAP	$ 5,590,781	$ 6,608,005	$ 1,428,510
Future tax liability – flow-through shares	400,000	230,435	202,385

Total liabilities per US GAAP	5,990,781	6,838,440	1,630,895

Total shareholders’ equity per Canadian GAAP	6,847,688	13,840,650	17,026,563
Future taxes liability - flow-through shares	(400,000)	(230,435)	(202,385)

Total shareholders’ equity per US GAAP	6,447,688	13,610,215	16,824,178

	$12,438,469	$ 20,448,655	$ 18,455,073

#

UNBRIDLED ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007

Note 20

Supplemental Information (Unaudited)

Summarized information from the unaudited statement of operations for the eight month period ended December 31, 2006 is as follows:

Revenues	$ 46,872
Gross profit	$ 40,857
Income taxes	$ -
Loss from continuing operations	$ (1,347,406)
Basic and diluted loss per share	$ (0.05)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corporation

Registrant

Dated: June 11, 2009	Signed: /s/ Joseph H. Frantz Jr.
Joseph H. Frantz Jr. President and CEO

#