Form 20-F/A
period 2008-12-31
Unbridled Energy CORP
filed 2009-07-15
CIK 1343576

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #1

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

UNBRIDLED ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Unbridled Energy Corporation

We have audited the Consolidated Balance Sheets of Unbridled Energy Corporation as at December 31, 2008 and 2007 and April 30, 2007, and the Consolidated Statements of Operations, Comprehensive Loss and Deficit and Cash Flows for the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and April 30, 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the eight-month period ended December 31, 2007 and the year ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

April 21, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 21, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

April 21, 2009

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

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

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corporation

Registrant

Dated: July 14, 2009	Signed: /s/ Joseph H. Frantz Jr.
Joseph H. Frantz Jr. President and CEO

#